                                               FILE NO. 333-13823
                                               FILED PURSUANT TO RULE 424(b)(4)


                                 [AMRESCO LOGO]

                        7,760,000 SHARES OF COMMON STOCK

                             ---------------------

       Of the 7,760,000 shares of Common Stock, par value $0.05 per share ("Common Stock"), of AMRESCO, INC. (the "Company") offered hereby (the "Offering"), 1,828,148 are being offered by the Company and 5,931,852 are being offered by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the net proceeds from the sale of the shares of Common Stock by the Selling Stockholders.

     The Common Stock is traded on the Nasdaq National Market under the symbol "AMMB." On November 13, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $21.313 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================
                    PROCEEDS TO
                     PRICE TO     UNDERWRITING    PROCEEDS TO       SELLING
                      PUBLIC      DISCOUNT(1)      COMPANY(2)   STOCKHOLDERS(2)
-------------------------------------------------------------------------------
Per Share.......      $21.25         $0.90           $20.35          $20.35
-------------------------------------------------------------------------------
Total (3).......   $164,900,000    $6,984,000     $37,202,812     $120,713,188
===============================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters.

(2) Before deducting expenses payable by the Company (including certain expenses payable on behalf of the Selling Stockholders) estimated at $450,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to an aggregate of 1,164,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $189,635,000, $8,031,600 and $60,890,212, respectively. See "Underwriting."

                             ---------------------

     The Common Stock is offered severally by the Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by the Underwriters. The Underwriters reserve the right to reject orders in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares of Common Stock will be made on or about November 19, 1996.

THE ROBINSON-HUMPHREY COMPANY, INC.
        PIPER JAFFRAY INC.
                 RAYMOND JAMES & ASSOCIATES, INC.
                         MONTGOMERY SECURITIES
                                 J.C. BRADFORD & CO.
                                         MORGAN KEEGAN & COMPANY, INC.

November 13, 1996

[Map of United States indicating: (i) the location of the corporate headquarters, (ii) international offices in Toronto and London, (iii) office locations by business lines and (iv) states with Quality branch offices.]

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information can be inspected and copied at the public reference facilities that the Commission maintains at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the Commission at the principal offices of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Such documents may also be obtained at the Web site maintained by the Commission (http://www.sec.gov). The Company's Common Stock is quoted on the Nasdaq National Market and such reports, proxy statements and other information may be inspected at the National Association of Securities Dealers, Inc., 1735 K. Street N.W., Washington, D.C. 20006. The Company's 8.75% Senior Notes, Series 1996-A due 1999 and its 10% Senior Subordinated Notes due 2003 are listed on the New York Stock Exchange. Reports and other information concerning the Company can be inspected at the offices of such Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in the Prospectus concerning the contents of any documents referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description, and each such statement shall be deemed qualified in its entirety by such reference.

     Unless otherwise indicated, currency amounts in this Prospectus are stated in United States dollars ("$" or "dollars").

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus: (i) Annual Report on Form 10-K for the year ended December 31, 1995, (ii) Current Report on Form 8-K dated February 2, 1996, (iii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, (iv) Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, (v) Current Report on Form 8-K dated July 19, 1996, (vi) Current Report on Form 8-K dated November 6, 1996, as amended by Form 8-K/A No. 1 dated October 25, 1996, and (vii) Registration Statement on Form 8-A, as amended by Form 8-A/A No. 1, dated November 7, 1996.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus shall be deemed to be incorporated by reference herein. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed superseded or modified for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any and all of the documents incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to the Company, 700 North Pearl Street, Suite 2400, LB 342, Dallas, Texas 75201-7424, Attention: L. Keith Blackwell, Vice President, General Counsel and Secretary. Telephone requests may be directed to
L. Keith Blackwell, Vice President, General Counsel and Secretary of the Company, at (214) 953-7700.

                                    SUMMARY

     Certain terms used in this Prospectus are defined in the "Glossary" included herein.

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, the information contained in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment option in respect to the Common Stock.

     Information contained or incorporated by reference in this Prospectus may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The matters described in "Risk Factors" and certain other factors noted throughout this Prospectus and in any exhibits to the Registration Statement of which this Prospectus is a part, constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

                                  THE COMPANY

     General. The Company is a leading specialty financial services company engaged in residential mortgage acquisition and securitization, Asset Portfolio acquisition and resolution, commercial mortgage banking and institutional real estate investment advisory services. The residential capital markets business involves acquiring, warehousing and securitizing portfolios of B&C loans. On October 25, 1996, the Company consummated the Quality Purchase Agreement pursuant to which the Company purchased substantially all of the operating assets of Quality. Quality originates B&C loans through a retail system comprised of approximately 50 offices in 31 states. See "Quality Acquisition." The Asset Portfolio acquisition and resolution business involves acquiring at a substantial discount to Face Value and managing and resolving Asset Portfolios to maximize cash recoveries. The Company manages and resolves Asset Portfolios acquired by the Company alone, acquired by the Company with co-investors and owned by third parties. The commercial mortgage banking business involves the origination, underwriting, placement, sale, securitization and servicing of commercial real estate mortgages. The Company's institutional investment advisory subsidiary provides real estate investment advice to various institutional investors (primarily pension funds).

     History. The Company is the product of the December 1993 merger of two Asset Portfolio management and resolution service companies: BEI and the former Asset Portfolio management and resolution unit of NationsBank of Texas. BEI was a publicly held company that was engaged in the real estate and asset management services businesses. The BEI Merger created one of the largest Asset Portfolio management and resolution service companies in the United States. Since 1987, the Company and its predecessors have managed over $30.0 billion (Face Value) of Asset Portfolios. Since the BEI Merger, the Company has expanded its operations into the residential and commercial mortgage banking and real estate pension advisory businesses.

     Business Strategy. The Company's original business of managing and resolving Asset Portfolios for third parties developed as a result of the takeover of failed thrifts and banks by the federal government's deposit insurance agencies in the late 1980s. In 1994, the Company implemented a growth strategy to expand its business lines and to take advantage of business opportunities in those specialty finance markets that capitalize on the Company's competitive strengths and reputation. The key elements of the Company's business strategy now include:

    - growing its participation in the acquisition and securitization of B&C loans through AMRESCO Residential and entering the B&C loan origination business with its acquisition of Quality;

     - increasing the amount that the Company invests for its own account in Asset Portfolios and continuing to provide high quality management and resolution services to co-investors and other third-party owners of Asset Portfolios;

     - expanding its presence in the commercial mortgage banking market through greater market penetration and by increasing its participation in the market for securitization of commercial mortgages;

     - developing its institutional real estate investment advisory business to complement the Company's existing business lines; and

     - acquiring additional businesses which complement the Company's existing core capabilities in specialty financial services.

     The Company will continue to identify, develop and market specialized financial products that combine and take advantage of the various complementary skills existing within the Company's business groups as well as expand its cross-marketing of products and services among its business lines.

RESIDENTIAL CAPITAL MARKETS

     General. The Company acquires, warehouses and securitizes portfolios of B&C loans. Borrowers under such loans may not satisfy the more rigid underwriting standards of the traditional residential mortgage lending market for a number of reasons, such as blemished credit histories (from past loan delinquencies or bankruptcy), inability to provide income verification data or lack of established credit history. The Company believes that this market is large and is underserved by traditional lenders. Therefore, there is less competition in this market and interest rates are higher than on mortgage loans for more creditworthy borrowers. The Company believes that the higher interest rates offered by the B&C loan market are attractive even after taking into account the potentially greater credit risk associated with such borrowers.

     During 1996, the Company has securitized approximately $1.1 billion in residential mortgages in four public offerings of asset-backed securities. To date, the Company has purchased portfolios of residential mortgages exclusively from other financial services companies. Loan acquisitions are funded through warehouse credit facilities arranged by the Company until the Company accumulates in excess of $250.0 million principal amount of loans. The loans are then conveyed to a special purpose trust that sells into the secondary market various tranches of rated collateralized mortgage-backed securities representing undivided interests in the revenue streams generated by the loans. Subordinated Certificates issued by the trust are purchased by the Company. The Company either retains these Subordinated Certificates or pools and sells them in private sales. The Company does not service any residential loans it acquires. The securities publicly sold to date by the Company have been rated "AAA" by Standard & Poor's and "Aaa" by Moody's Investors Service, Inc. To achieve these ratings the Company has used a combination of over-collateralization techniques and financial guaranty insurance.

     Quality Acquisition. On October 25, 1996, the Company consummated the Quality Purchase Agreement whereby the Company acquired substantially all the operating assets of Quality for $65.0 million in cash and the assumption of warehouse indebtedness and accounts payable existing as of closing. Quality originates B&C loans through a nationwide network of approximately 50 offices in 31 states. These offices enable Quality to maintain local relationships with over 4,500 Quality-approved mortgage brokers. Since commencing its current line of business in 1992, Quality has originated over $5.0 billion of residential loans through September 30, 1996. All of these loans have been sold into the secondary market or securitized. The Company's strategy is to continue to develop Quality as an originator of B&C loans, which will enhance and complement the Company's ability to securitize and sell such loans in the secondary market. See "Quality Acquisition."

ASSET ACQUISITION AND RESOLUTION

     General. The Company manages and resolves Asset Portfolios acquired at substantial discounts to Face Value by the Company alone and by the Company with co-investors. The Company also manages and resolves

Asset Portfolios owned by third parties. Asset Portfolios generally include secured loans of varying qualities and collateral types. The majority of the loans in the Asset Portfolios in which the Company invests are in payment default at the time of acquisition. Although some Asset Portfolios include foreclosed real estate and other collateral, the Company generally seeks Asset Portfolios that do not include such assets. The Company does not invest in Asset Portfolios with known environmental liabilities. Asset Portfolios purchased by the Company for its own account are generally comprised of collateralized business loans, the resolution of which may be based either on cash flow of a business or on real estate and other collateral securing the loan. Collateralized business loans acquired by the Company generally have smaller Face Values and often are more quickly resolved than traditional real estate loans. Asset Portfolios purchased by the Company with co-investors generally include loans for which resolution is tied primarily to the real estate securing the loan. While the majority of the Asset Portfolios are located in the United States, the Company has opened offices in Toronto and London through which it pursues Asset Portfolio acquisition opportunities and manages its investments in Canada and Western Europe. The Company may open other offices and seek strategic alliances in other international markets. The Company also intends to continue to invest in Subordinated Certificates.

     Asset Portfolio Investment. The Company invests in Asset Portfolios by purchasing them alone or with co-investors. The Face Values of Asset Portfolios acquired solely by the Company have ranged between approximately $0.5 million and approximately $96.8 million, whereas Asset Portfolios owned by it with co-investors have ranged up to approximately $426.8 million, with investments by the Company ranging from approximately $0.1 million to $17.6 million. The Company generally funds its share of any investment with a combination of borrowings under its existing credit lines and internal cash flow. At June 30, 1996, the Face Value of the Company's total investment in wholly-owned Asset Portfolios aggregated approximately $440.6 million, which was composed of approximately $341.8 million (77.6%) of collateralized business loans, approximately $76.5 million (17.4%) of asset-backed securities, approximately $12.5 million (2.8%) of real estate and approximately $9.8 million (2.2%) of real estate loans.

     The Company intends to organize investment funds to be marketed to institutional investors that would invest in Subordinated Certificates of residential and commercial mortgage securitizations. The Company believes that because of its experience in evaluating and underwriting higher risk loans, it can take advantage of investment opportunities that are presented by such Subordinated Certificates. In the future, the majority of the Company's investment in Subordinated Certificates will be through these funds. As a policy, the Company will not sell to these funds Subordinated Certificates created in securitizations organized by the Company.

     Third Party Asset Management and Resolution Services. The Company provides asset management and resolution services to third parties pursuant to contracts with owners of Asset Portfolios (including partnerships, joint ventures and other groups in which the Company is a co-investor). Management of Asset Portfolios includes developing loan resolution strategies and resolving loans, overseeing and managing collateral condition and performance, and providing routine accounting services. Servicing contracts provide incentives for the Company to resolve Asset Portfolios in order to maximize returns to third party owners.

COMMERCIAL MORTGAGE BANKING

     General. The Company performs a wide range of commercial mortgage banking services, including originating, underwriting, placing, selling and servicing commercial real estate loans through Holliday Fenoglio, ACC and AMRESCO Services.

     Commercial Mortgage Banking Business. Holliday Fenoglio primarily serves commercial real estate developers and owners by originating commercial real estate loans through its own commission-based mortgage bankers in its offices located in Atlanta, Boca Raton, Buffalo, Dallas, Houston, New York City, Orange County (California), Orlando and Portland (Oregon). Holliday Fenoglio originated approximately $2.1 billion of commercial real estate mortgages during 1995 and approximately $1.1 billion during the six months ended June 30, 1996. The loans originated by Holliday Fenoglio generally are funded by institutional lenders, principally insurance companies, and by Conduit Purchasers, with Holliday Fenoglio retaining the Primary Servicer rights on more than 20.0% of such loans. The Company believes that Holliday Fenoglio's relationship and credibility with its institutional lender network provide the Company with a competitive advantage in the commercial mortgage banking industry.

     ACC, which originated and underwrote approximately $447.1 million of commercial real estate mortgages during 1995 and approximately $105.2 million during the six months ended June 30, 1996, is a mortgage banker that originates and underwrites commercial real estate loans that are funded primarily by Conduit Purchasers and Fannie Mae. Accordingly, ACC unlike Holliday Fenoglio, makes certain representations and warranties concerning the loans it originates. These representations cover title to the property, lien priority, environmental reviews and certain other matters. ACC targets mortgage loans for commercial real estate properties suitable for sale to Conduit Purchasers that accumulate loans for securitization programs. ACC serves its market directly through ACC's offices located in Dallas, Miami, Washington, D.C. and Winston-Salem, as well as through a network of approximately 38 independent mortgage brokers located throughout the United States. ACC has recently established a financing and advisory relationship with a major Wall Street investment bank whereby ACC will originate commercial mortgages, which will be funded and securitized by a partnership through which ACC shares in the accumulation and securitization profits and risks. ACC is approved by Fannie Mae to participate in its DUS program, which ACC believes makes it a more competitive loan originator and underwriter of multifamily mortgages. ACC is also an approved lender in the Freddie Mac multifamily sales/servicer program in the states of Florida, North Carolina and South Carolina. Through June 30, 1996, approximately 20.0% of the loans underwritten by ACC were originated by Holliday Fenoglio, with Holliday Fenoglio and ACC each receiving fees for their respective services.

     Commercial Loan Servicing Business. The Company serves as a Primary Servicer for whole loans and as a Master/Full Servicer for securitized pools of commercial mortgages through AMRESCO Services. At June 30, 1996, the Company acted as servicer with respect to approximately $10.9 billion of loans. The dominant users of commercial loan servicers are commercial mortgage-backed bond trusts and similar securitized commercial asset-backed loan portfolios made up of numerous passive investors. The revenue stream from servicing contracts on commercial mortgages is relatively predictable as prepayment penalties in commercial mortgages discourage early loan payoffs, a risk that is more significant to servicers of residential mortgage portfolios.

INSTITUTIONAL REAL ESTATE INVESTMENT ADVISORY

     The Company provides real estate investment advice to various institutional investors (primarily pension funds) seeking to invest a portion of their funds in real estate and related investments. Although the Company is paid acquisition and disposition fees by some of its clients, its principal form of revenue from this activity is asset management fees, which are based on the cash flow of the investments under management or are negotiated at the time of the client's investment in a property.

                             ---------------------

     The Company is a Delaware corporation. The Company's principal executive offices are located at 700 N. Pearl Street, Suite 2400, Dallas, Texas 75201-7424 and its telephone number at that address is (214) 953-7700.

                                  THE OFFERING

Common Stock Offered by the
  Company..........................  1,828,148 shares

Common Stock Offered by the Selling
  Stockholders.....................  5,931,852 shares

Common Stock Outstanding after the
  Offering.........................  29,007,806 shares(1)

Nasdaq National Market Symbol......  AMMB

Use of Proceeds....................  The net proceeds from the sale of the Common Stock offered hereby by the Company will be used to reduce the
                                     Company's outstanding borrowings under the Revolving
                                     Loan Agreement (including $65.0 million of borrowings
                                     necessary to fund the purchase of Quality). After
                                     application of such net proceeds, approximately $91.7
                                     million will be available for borrowing under the
                                     Revolving Loan Agreement to be used for general
                                     corporate purposes, which may include funding
                                     investments in Asset Portfolios, Subordinated
                                     Certificates and other financial instruments, acquiring
                                     new businesses or making strategic investments in
                                     companies that complement the Company's business lines
                                     and strategies. See "Use of Proceeds."

---------------

(1) Does not include (i) 1,851,352 shares of Common Stock issuable upon exercise of outstanding stock options or 1,670,766 shares available for future grants under the Company's Stock Option and Award Plan at October 31, 1996 or (ii) 3,600,000 shares of Common Stock issuable upon conversion of the Convertible Subordinated Debentures. See "Other Recent Developments -- Redemption of Convertible Subordinated Debentures" and Note 11 of Notes to the Company's Consolidated Financial Statements.

                                  RISK FACTORS

     Prior to making an investment decision, prospective purchasers should consider all of the information set forth in this Prospectus and should evaluate the statements set forth in "Risk Factors" beginning on page 13.

                  SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

     The summary data presented below under the captions "Summary Income Statement" and "Summary Balance Sheet Data" for and as of the end of each of the fiscal years in the three-year period ended December 31, 1995 are derived from the consolidated financial statements of the Company audited by Deloitte & Touche LLP, which are included herein. In the opinion of management of the Company, the data presented for the six months ended June 30, 1996 and 1995, which are derived from the Company's unaudited consolidated financial statements, reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations for such periods. Results for the six months ended June 30, 1996 are not necessarily indicative of results for the entire fiscal year. See "Other Recent Developments -- Third Quarter 1996 Results" for certain unaudited financial data of the Company for the quarter ended September 30, 1996.

                                                 SIX MONTHS ENDED
                                                     JUNE 30,                   YEAR ENDED DECEMBER 31,
                                             ------------------------    --------------------------------------
                                                1996          1995        1995(1)       1994(1)         1993
                                             ----------    ----------    ----------    ----------    ----------
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY INCOME STATEMENT:
Revenues:
  Asset management and resolution fees.....  $   18,037    $   18,441    $   41,295    $   93,764    $  118,552
  Interest and other investment income.....      43,247        14,569        40,105        14,215         3,440
  Mortgage banking fees....................      14,937         8,324        24,382         6,176
  Gain on sale of loans and investments,
    net....................................       5,789            46         1,382           839
  Other revenues...........................       1,699         2,279         3,322        14,797           409
                                             ----------    ----------    ----------    ----------    ----------
         Total revenues....................      83,709        43,659       110,486       129,791       122,401
Operating expenses, excluding interest
  expense..................................      50,268        30,840        73,307        92,337        77,970
Interest expense...........................      13,495         1,278         6,921         1,768           754
                                             ----------    ----------    ----------    ----------    ----------
Income from continuing operations
  before income taxes......................      19,946        11,541        30,258        35,686        43,677
Income tax expense.........................       7,803         4,307        11,593        14,753        17,371
                                             ----------    ----------    ----------    ----------    ----------
Income from continuing operations..........      12,143         7,234        18,665        20,933        26,306
Gain (loss) from discontinued operations...                     2,425         2,425        (2,185)       (2,088)
                                             ----------    ----------    ----------    ----------    ----------
Net income.................................  $   12,143    $    9,659    $   21,090    $   18,748    $   24,218
                                             ==========    ==========    ==========    ==========    ==========
Earnings per share from continuing
  operations:
  Primary..................................  $     0.44    $     0.30    $     0.76    $     0.88    $     2.33
  Fully-diluted............................        0.42          0.30          0.75          0.88          2.33
Earnings per share:
  Primary..................................  $     0.44    $     0.40    $     0.86    $     0.79    $     2.15
  Fully-diluted............................        0.42          0.40          0.85          0.79          2.15
Weighted average number of common shares
  outstanding and common share
  equivalents..............................  27,469,186    24,305,838    24,654,321    23,679,239    11,288,688

                     (Footnote appears on following page.)

                                                       AS OF JUNE 30,              AS OF DECEMBER 31,
                                                    --------------------    --------------------------------
                                                      1996        1995        1995        1994        1993
                                                    --------    --------    --------    --------    --------
                                                                     (DOLLARS IN THOUSANDS)
SUMMARY BALANCE SHEET DATA:
Cash and cash equivalents.........................  $ 14,650    $ 18,683    $ 16,139    $ 20,446    $ 43,442
Mortgage loans held for sale......................   190,257       3,000     160,843
Investments:
  Loans...........................................   164,656      80,569     138,180      32,631      33,795
  Partnerships and joint ventures.................    32,246      44,021      34,694      22,491       2,503
  Asset-backed and other securities...............    55,687       6,426      46,187       3,481
  Real estate.....................................    16,050       7,393       5,686      14,054       2,504
Total assets......................................   603,911     229,403     521,713     172,340     163,653
Notes payable.....................................    96,135      67,300      89,442      15,500      22,113
Warehouse loans payable...........................   181,024       2,856     153,158
Nonrecourse debt..................................    25,856       8,622      38,354         959       6,000
Senior subordinated debt..........................    57,500
Convertible subordinated debt.....................    45,000                  45,000
Total indebtedness................................   405,515      78,778     325,954      16,459      28,113
Stockholders' equity..............................   174,196     123,388     160,794     113,586      91,699

                                                SIX MONTHS ENDED
                                                    JUNE 30,                    YEAR ENDED DECEMBER 31,
                                            -------------------------    --------------------------------------
                                               1996           1995          1995          1994          1993
                                            -----------    ----------    ----------    ----------    ----------
                                                                  (DOLLARS IN THOUSANDS)
OTHER DATA(1):
Face Value of assets under management (at
  period end).............................  $ 3,181,538    $3,174,959    $3,693,900    $3,031,800    $5,754,400
Commercial mortgage loans originated:
  Face Value..............................  $ 1,184,015    $  982,608    $2,573,400    $  610,000
  Number of loans.........................          195           169           444           106
Commercial mortgage loans serviced (at
  period end):
  Face Value..............................  $10,932,252    $2,812,414    $9,919,596    $2,555,000
  Number of loans.........................        6,770           793         7,226           592

---------------

(1) Summary Income Statement and Other Data for the fiscal years ended December 31, 1995 and 1994 reflect data for Holliday Fenoglio beginning August 1, 1994 and EQS beginning October 27, 1995, the effective date of their acquisitions by the Company.

                        SUMMARY PRO FORMA FINANCIAL DATA

     The summary pro forma financial data presented below for and as of the six months ended June 30, 1996 and for the year ended December 31, 1995 were prepared by management of the Company utilizing the assumptions described in "Unaudited Pro Forma Condensed Consolidated Financial Statements for the Quality Acquisition."

     The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of what the actual results of operations and financial position of the Company would have been assuming the transaction had been completed as set forth in "Unaudited Pro Forma Condensed Consolidated Financial Statements for the Quality Acquisition," nor do they purport to represent the Company's results of operations for future periods.

                                                              PRO FORMA FOR            PRO FORMA
                                                              THE SIX MONTHS         FOR THE YEAR
                                                                  ENDED                  ENDED
                                                              JUNE 30, 1996        DECEMBER 31, 1995
                                                              --------------       -----------------
                                                                      (DOLLARS IN THOUSANDS,
                                                                      EXCEPT PER SHARE DATA)
SUMMARY INCOME STATEMENT:
Revenues:
  Asset management and resolution fees......................   $     18,037           $    41,295
  Interest and other investment income......................         56,469                74,826
  Mortgage banking fees.....................................         14,937                24,382
  Gain on sale of loans and investments and loan origination
     fees, net..............................................         23,883                54,701
  Loss on sale of real estate held for sale.................           (994)               (6,269)
  Other revenues............................................          2,496                 5,311
                                                               ------------           -----------
          Total revenues....................................        114,828               194,246
Operating expenses, excluding interest expense..............         84,821               125,025
Interest expense............................................         22,549                31,972
                                                               ------------           -----------
Income from continuing operations before taxes..............          7,458                37,249
Income tax expense..........................................          2,918                14,272
                                                               ------------           -----------
Income from continuing operations...........................          4,540                22,977
Gain from discontinued operations...........................                                2,425
                                                               ------------           -----------
Net income..................................................   $      4,540           $    25,402
                                                               ============           ===========
Earnings per share from continuing operations:
  Primary...................................................   $       0.15           $      0.87
  Fully-diluted.............................................           0.17                  0.86
Earnings per share:
  Primary...................................................   $       0.15           $      0.96
  Fully-diluted.............................................           0.17                  0.95
Weighted average number of common shares outstanding and
  common share equivalents..................................     29,297,334            26,482,469

                                                                                  PRO FORMA
                                                                                    AS OF
                                                                                JUNE 30, 1996
                                                                            ----------------------
                                                                            (DOLLARS IN THOUSANDS)
SUMMARY BALANCE SHEET DATA:
Cash and cash equivalents.................................................         $ 23,358
Mortgage loans held for sale..............................................          296,922
Advances and wet fundings.................................................           19,094
Investments:
  Loans...................................................................          164,656
  Partnerships and joint ventures.........................................           32,246
  Asset-backed and other securities.......................................           82,402
  Real estate.............................................................           18,762
Total assets..............................................................          826,325
Notes payable.............................................................          148,672
Warehouse loans payable...................................................          330,390
Senior subordinated debt..................................................           57,500
Convertible subordinated debt.............................................           45,000
Total indebtedness........................................................          581,562
Stockholders' equity......................................................          212,515

                                  RISK FACTORS

     Investors should carefully consider the following matters in connection with an investment in the Common Stock in addition to the other information contained or incorporated by reference in this Prospectus. Information contained or incorporated by reference in this Prospectus may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The following matters and certain other factors noted throughout this Prospectus and any exhibits to the Registration Statement of which this Prospectus is a part, constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

CHANGE IN BUSINESS MIX AND MANAGEMENT OF GROWTH

     In early 1994, the Company made the strategic decision to diversify its business lines. The Company has entered the residential capital markets, commercial mortgage banking and institutional real estate investment advisory businesses through a combination of acquisitions and the internal startup of new business lines, as well as increased its investments in Asset Portfolios. These businesses contributed a substantial portion of the Company's revenue and operating income in 1995, and the Company expects they will continue to contribute a substantial portion of its revenue and operating income for the foreseeable future. The rapid entry of the Company into these business lines has resulted in increased demands on the Company's personnel and systems. As part of its business strategy, the Company intends to acquire additional businesses which complement the Company's core capabilities in specialty financial services. The Company must successfully continue its assimilation of multiple acquired businesses with differing markets, customer bases, financial products, systems and managements. The Company's ability to support, manage and control continued growth is dependent upon, among other things, its ability to hire, train, supervise and manage its workforce and to continue to develop the skills necessary for the Company to compete successfully in its new business lines. There can be no assurance that the Company will successfully meet all of these challenges.

     On October 25, 1996, the Company consummated the Quality Purchase Agreement pursuant to which the Company acquired substantially all the operating assets of Quality and thereby entered the retail B&C loan origination business. In addition to the risks associated with diversifying into new business lines described above, the Quality Acquisition presents several other specific risks. Quality has experienced declining loan volumes, a high rate of employee turnover, including high level management, and increased competition. The Company must stabilize Quality's work force, strengthen Quality's senior and middle management, upgrade Quality's information and data processing systems and successfully integrate a nationwide retail B&C loan origination business with its existing business lines. There can be no assurance that the Company will be successful in all of these efforts.

NEED FOR ADDITIONAL FINANCING

     General. The Company's ability to execute its business strategy depends to a significant degree on its ability to obtain additional indebtedness and equity capital. Other than as described in this Prospectus, the Company has no commitments for additional borrowings or sales of equity capital and there can be no assurance that the Company will be successful in consummating any such future financing transactions on terms satisfactory to the Company, if at all. Factors which could affect the Company's access to the capital markets, or the costs of such capital, include changes in interest rates, general economic conditions and the perception in the capital markets of the Company's business, results of operations, leverage, financial condition and business prospects. Each of these factors is to a large extent subject to economic, financial, competitive and other factors beyond the Company's control. In addition, covenants under the Company's current and future debt securities and credit facilities may significantly restrict the Company's ability to incur additional indebtedness and to issue Preferred Stock. The Company's ability to repay its outstanding indebtedness at maturity may depend on its ability to refinance such indebtedness, which could be adversely affected if the

Company does not have access to the capital markets for the sale of additional debt or equity securities through public offerings or private placements on terms reasonably satisfactory to the Company.

     Dependence on Warehouse Financing. The Company's commercial and residential mortgage securitization businesses depend upon warehouse facilities with financial institutions or institutional lenders to finance the Company's purchase of loans on a short-term basis pending sale or securitization. Implementation of the Company's growth strategy requires continued availability of warehouse facilities and may require increases in the capacity of warehouse facilities. There can be no assurance that such financing will be available on terms reasonably satisfactory to the Company. The inability of the Company to arrange additional warehouse facilities or to extend or replace existing facilities when they expire would have a material adverse effect on the Company's business, financial condition and results of operations and on the Company's outstanding securities.

RISKS OF SECURITIZATION

     Significance of Securitization. The Company currently believes that it will become increasingly dependent upon its ability to securitize mortgage loans by pooling and subsequently selling them in the secondary market in order to generate revenues, earnings and cash flows. Accordingly, adverse changes in the secondary mortgage market could impair the Company's ability to originate, purchase and sell mortgage loans on a favorable or timely basis. Any such impairment could have a material adverse effect upon the Company's business and results of operations. The Company endeavors to effect public securitizations of its loans on at least a quarterly basis. However, market and other considerations, including the conformity of loans to insurance company and rating agency requirements, could affect the timing of such transactions. Any delay in the sale of loans beyond a quarter end would delay any expected gain on sale beyond the given quarter and adversely affect the Company's reported earnings for such quarter.

     Importance of Credit Enhancement. In order to optimize access to the secondary market for residential mortgage-backed securities, the Company may rely on monoline insurance companies to provide, in exchange for premiums, a guarantee on outstanding senior interests in the related securitization trusts to enable it to obtain a "AAA/Aaa" rating for such interests. Any unwillingness of monoline insurance companies to guarantee the senior interests in the Company's loan pools could have a material adverse effect on the Company's financial position, expected gain on sale and results of operations.

     Retained Risks of Securitized Loans. The Company makes various representations with respect to the loans that it pools and securitizes. The Company's representations rely in part on similar representations made by the originators of such loans when they were purchased by the Company. Accordingly, the Company has a claim against the originator in the event of a breach of any of these representations made by the originators. However, the Company's ability to recover on any such claim is dependent on the financial condition of the originator. There can be no assurance that the Company will not experience a material loss in respect of any of these contingencies.

     Investment in Subordinated Certificates. The Company derives a significant portion of its reported income from its investment in Subordinated Certificates created in securitizations completed by the Company. The earnings on such Subordinated Certificates represent the excess of the interest and principal paid by a borrower on a loan over the interest and principal passed through to the investor acquiring an interest in such loan, less the normal servicing and other fees and credit losses realized. When such loans are pooled, the Company recognizes as a gain the estimated fair value of the Subordinated Certificates, net of the Company's upfront costs of purchasing and securitizing the underlying loans. The estimated fair value of the Subordinated Certificates is computed using prepayment, default and interest rate assumptions that the Company believes market participants would use for similar instruments at the time of sale. Accordingly, no assurance can be given that these securities could in fact be sold or recovered at their stated values on the balance sheet, if at all.

     Contingent Risks. Although the Company sells substantially all the mortgage loans which it originates or purchases, the Company retains some degree of credit risk on substantially all loans sold. During the period of time that loans are held pending sale, the Company is subject to the various business risks associated with the lending business including the risk of borrower default, the risk of foreclosure and the risk that a rapid increase in interest rates would result in a decline in the value of loans to potential purchasers. The documents governing the Company's securitization program require the Company to establish deposit accounts or build over-collateralization levels through retention of distributions otherwise payable to the holders of the Subordinated Certificates. Such amounts serve as credit enhancement for the related trust and are therefore available to fund losses realized on loans held by such trust. In addition, documents governing the Company's securitization program require the Company to commit to repurchase or replace loans which do not conform to the representations and warranties made by the Company at the time of sale.

RISKS RELATED TO B&C LOANS

     The B&C loan market is comprised of credit-impaired borrowers who generally have significant equity in their homes and whose borrowing needs are not currently met by traditional financial institutions. Loans made to such borrowers may entail a higher risk of delinquency and higher losses than loans made to more creditworthy borrowers. While the Company believes that the underwriting criteria and collection methods it employs enable it to reduce the higher risks inherent in loans made to credit-impaired borrowers, no assurance can be given that such criteria or methods will afford adequate protection against higher delinquencies, foreclosures or losses than anticipated and, as a result, the Company's financial condition or results of operation could be adversely affected.

CYCLICALITY OF AND COMPETITION IN THE ASSET ACQUISITION AND RESOLUTION BUSINESS

     The Asset Portfolio acquisition and resolution business is affected by long-term cycles in the general economy. In addition, the volume of domestic Asset Portfolios available for purchase by investors or management by third party servicers such as the Company has generally declined since 1993. The Company cannot predict what will be a normal annual volume of Asset Portfolios to be sold or outsourced for management and resolution. Moreover, future Asset Portfolio purchases will depend on the availability of Asset Portfolios offered for sale, the availability of capital and the Company's ability to submit successful bids to purchase Asset Portfolios. The acquisition of Asset Portfolios has become highly competitive in the United States. This may require the Company to acquire Asset Portfolios at higher prices thereby lowering profit margins on the resolutions of such Asset Portfolios. Under certain circumstances the Company may choose not to bid for Asset Portfolios which it believes cannot be acquired at attractive prices. As a result of all the above factors, Asset Portfolio purchases may vary significantly from quarter to quarter.

GENERAL ECONOMIC CONDITIONS

     Periods of economic slowdown or recession, rising interest rates or declining demand for real estate may adversely affect certain segments of the Company's business. Although such economic conditions may increase the number of nonperforming loans available for sale to or for management by the Company, such conditions could adversely affect the resolution of Asset Portfolios held by the Company for its own account or managed for others, lead to a decline in prices or demand for collateral underlying Asset Portfolios or, in the case of Asset Portfolios held for the Company's own account, increase the cost of capital invested by the Company and the length of time that capital is invested in a particular Asset Portfolio, thereby negatively impacting the rate of return realized from such Asset Portfolio. Economic downturns and rising interest rates also may reduce the number of loan originations by the Company's commercial mortgage banking business and negatively impact its commercial and residential mortgage securitization activity.

     In addition, periods of economic slowdown or recession, whether general, regional or industry-related, may increase the risk of default on residential mortgage loans and may have an adverse effect on the Company's business, financial condition and results of operations. Such periods also may be accompanied by decreased consumer demand for residential mortgages, resulting in declining values of homes securing outstanding loans, thereby weakening collateral coverage and increasing the possibility of losses in the event of default. Significant increases in homes for sale during recessionary economic periods may depress the prices at which foreclosed homes may be sold or delay the timing of such sales. There can be no assurance that the housing markets will be adequate for the sale of foreclosed homes and any material deterioration of such markets could reduce recoveries from the sale of repossession inventory.

CERTAIN COMMERCIAL LOAN ORIGINATION AND SERVICING RISKS

     When borrowers are delinquent in making monthly payments on commercial mortgage loans serviced by the Company, the Company is required to advance interest payments with respect to such delinquent loans to the extent that the Company deems such advances ultimately recoverable. These advances require funding from the Company's capital resources but have priority of repayment from collections or recoveries on the loans in the related pool in the succeeding month. In the ordinary course of its business, the Company is subject to claims made against it by borrowers and private investors arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of employees and officers of the Company (including its appraisers), incomplete documentation and failures by the Company to comply with various laws and regulations applicable to its business. The Company believes that liability with respect to any currently asserted claims or legal actions is not likely to be material to the Company's consolidated financial position or results of operations; however, any claims asserted in the future may result in legal expenses or liabilities which could have a material adverse effect on the Company's financial position and results of operations.

     As a participant in the Fannie Mae DUS program, the Company must accept a first loss risk on loans originated by the Company. In addition, the Company must also make certain representations and warranties concerning loans originated by the Company and sold to Conduit Purchasers or Fannie Mae. These representations cover such matters as title to the property, lien priority, environmental reviews and certain other matters.

ASSET PERFORMANCE ASSUMPTIONS

     The Company's business, financial condition, results of operations and liquidity depend, to a material extent, on the performance of loans owned directly or backing securities purchased and sold by the Company. The carrying value of the Company's Asset Portfolios and certain other assets has been determined in part using estimates of future cash flows based on assumptions concerning future default and prepayment rates that are consistent with the Company's historical experience and market conditions and present value discount rates that the Company believes would be requested by an unrelated purchaser of an identical stream of estimated cash flows. Management believes that the Company's estimates of cash flows were reasonable at the time such estimates were made. However, the actual rates of default and/or prepayment on such assets may exceed those estimated and consequently may adversely affect anticipated future cash flows, results of operations and reported earnings. The Company periodically reviews its loss and prepayment assumptions in relation to current performance of the loans and market conditions and, if necessary, provides for the impairment of the respective asset. The Company's business, financial condition and results of operations could be materially adversely affected by such adjustments in the future. No assurance can be given that loan losses and prepayments will not exceed the Company's estimates or that such assets could be sold at their stated value on the balance sheet, if at all.

INTEREST RATES

     Since certain of the Company's borrowings, including borrowings under the Revolving Loan Agreement, are at variable rates of interest, the Company may be impacted by increases in interest rates. In addition, the value of its interest-earning assets and liabilities may be directly affected by the level of and fluctuations in interest rates. The Company monitors the interest rate environment and employs prefunding or other hedging strategies designed to mitigate the impact of changes in interest rates. However, there can be no assurance that the profitability of the Company would not be adversely affected during any period of changes in interest rates. A significant decline in interest rates could result in increased prepayment of outstanding loans.

     A substantial and sustained increase in interest rates could adversely affect the ability of the Company to originate loans and could reduce the gains recognized by the Company upon their securitization and sale. A significant decline in interest rates could decrease the size of the Company's residential Subordinated Certificates by increasing the level of loan prepayments. Fluctuating interest rates also may affect the net interest income earned by the Company resulting from the difference between the yield to the Company on mortgage loans held pending sale and the interest paid by the Company for funds borrowed under the Company's warehouse credit facilities or otherwise. In addition, inverse or flattened interest yield curves could have an adverse impact on the earnings of the Company because the loans pooled and sold by the Company have long-term rates while the senior interests in the related trusts are priced on the basis of intermediate rates.

GOVERNMENT REGULATION

     The operations of the Company are subject to regulation by federal, state and local government authorities, as well as to various laws and judicial and administrative decisions, that impose requirements and restrictions affecting, among other things, the Company's loan originations, credit activities, maximum interest rates, finance and other charges, disclosures to customers, the terms of secured transactions, collection, repossession and claims handling procedures, multiple qualification and licensing requirements for doing business in various jurisdictions, and other trade practices. Although the Company believes that it is in compliance in all material respects with applicable local, state and federal laws, rules and regulations, there can be no assurance that more restrictive laws, rules or regulations will not be adopted in the future that could make compliance more difficult or expensive, restrict the Company's ability to originate, purchase or sell loans, further limit or restrict the amount of interest and other charges earned on loans originated or purchased by the Company, further limit or restrict the terms of loan agreements, or otherwise adversely affect the business or prospects of the Company. There are also, among other risks, uncertainties concerning the business practice of paying back points to residential mortgage brokers.

RISKS OF HEDGING TRANSACTIONS

     The Company has in the past and may in the future enter into interest rate or foreign currency financial instruments used for hedging purposes. While intended to reduce the effects of volatility in interest rate or foreign currency price movements, such transactions could cause the Company to recognize losses depending on the terms of the instrument and the interest rate or foreign currency price movement. See Note 14 of Notes to the Company's Consolidated Financial Statements included herein.

FOREIGN OPERATIONS

     The Company's asset management and resolution business has entered into, and intends to continue to enter into, contracts to purchase and to manage and resolve Asset Portfolios located in Canada and Western Europe and may in the future expand into other foreign countries. Foreign operations are subject to various special risks, including currency translation risks and currency exchange rate fluctuations (which the Company intends to mitigate with currency hedging arrangements as available and economical) and exchange controls. Changes in foreign exchange rates may have an adverse effect on the Company's financial condition and results of operations. In addition, earnings of foreign operations are subject to foreign income taxes that reduce cash flow available to meet debt service requirements and other obligations of the Company, which may be payable even if the Company has no earnings on a consolidated basis.

COMPETITION

     All of the business lines in which the Company operates are highly competitive. Some of the Company's principal competitors in certain business lines are substantially larger and better capitalized than the Company. Because of these resources, these companies may be better able than the Company to obtain new customers, to acquire Asset Portfolios, to pursue new business opportunities or to survive periods of industry consolidation. Moreover, there cannot be any assurance that Asset Portfolio purchasers/owners for whom the Company provides Asset Portfolio management services will not build their own management and resolution staffs and reduce or eliminate their outsourcing of these services.

     The Company is experiencing greater competition in its residential capital markets business. The Company has experienced increasing competition from other Conduit Purchasers in the acquisition of B&C loan portfolios. In addition, the Company expects to encounter significant competition in the B&C loan origination market, which it will enter through the Quality Acquisition.

     The Company believes that its ability to acquire Asset Portfolios for its own account will be important to its future growth. Acquisitions of Asset Portfolios are often based on competitive bidding, where there are dangers of bidding too low (which generates no business), as well as of bidding too high (which could win the Asset Portfolio at an economically unattractive price). In addition, the increasing competition in this business line has caused the Company to experience decreasing profit margins in its Asset Portfolio business in order to remain a competitive bidder for Asset Portfolios and has caused the Company to redeploy its capital in other more profitable product lines.

     The Company also encounters significant competition in its other business lines. The commercial mortgage banking business is highly fragmented with certain large national competitors and significant localized competition. In addition, within the commercial loan origination and residential mortgage securitization business, access to and the cost of capital are critical to the Company's ability to compete. The Company must compete with numerous competitors, many of whom have superior access to capital sources and can arrange or obtain lower cost capital for customers.

ANTI-TAKEOVER CONSIDERATIONS

     The Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Company's Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include a staggered Board of Directors, authorized "blank check" preferred stock, supermajority voting requirements on certain matters and prohibitions against certain business combinations. The Indentures governing the Convertible Subordinated Debentures, the Senior Subordinated Notes, and the Senior Notes require the Company to repurchase all outstanding Convertible Subordinated Debentures, Senior Subordinated Notes and Senior Notes in the event of certain change of control transactions. These anti-takeover provisions could have the effect of discouraging or making more difficult a merger, tender offer, other business combination or proxy contest, even if such event would be favorable to the interests of the stockholders. See "Description of Capital Stock -- Delaware Law and Certain Corporate Provisions."

                              QUALITY ACQUISITION

THE QUALITY PURCHASE AGREEMENT

     On October 25, 1996, the Company completed the Quality Acquisition. Pursuant to the Quality Purchase Agreement, the Company purchased substantially all of the operating assets of Quality, including certain subsidiaries, all cash on hand, mortgage loans held, foreclosed residential real property held, all accounts receivable, certain Subordinated Certificates retained from certain prior securitizations of its loans, three office buildings in Irvine, California and all furniture, fixtures and equipment on Quality's balance sheet as of the date of closing. The Company assumed certain contracts and obligations, principally short-term leases associated with Quality's branch offices, obligations under Quality's health insurance plans, accounts payable incurred in the ordinary course and indebtedness incurred by Quality in connection with all loans held by Quality and conveyed to the Company at closing as well as indebtedness incurred with respect of the Subordinated Certificates acquired by the Company. The purchase price was $65.0 million in cash plus the assumption of warehouse indebtedness and the accounts payable existing as of closing. The Company financed the Quality Acquisition through borrowings under the Revolving Loan Agreement and intends to use the net proceeds of the sale of its shares of Common Stock in the Offering, in part, to repay such borrowings. See "Unaudited Pro Forma Condensed Consolidated Financial Statements for the Quality Acquisition" and "Use of Proceeds."

BUSINESS DESCRIPTION

     Quality, which is based in Irvine, California, is an independent originator of B&C loans. Quality originates B&C loans through a nationwide network of approximately 50 branch offices in 31 states. Each branch office provides a local "back office" for independent mortgage brokers. These offices enable Quality to maintain local relationships with over 4,500 Quality-approved mortgage brokers. At September 30, 1996, Quality employed approximately 450 people. The Company believes that the Quality Acquisition will enable the Company to expand further its residential mortgage banking business and to establish a substantial position as an originator of B&C loans. Quality has originated, funded and sold in excess of $5.0 billion in such loans since October 1, 1992.

     Quality was incorporated in 1984 and, in 1991, was acquired by Calmac Funding ("Calmac") for the purpose of commencing operations as an originator and seller of B&C loans. Calmac arranged for DLJ Mortgage Capital, Inc. ("DLJ Mortgage") to provide various lines of credit and to act as a Conduit Purchaser for Quality's loan production, in exchange for which DLJ Mortgage received a 49% equity interest in Quality. Since 1992, Quality has sold substantially all of its loan volume to DLJ Mortgage through whole loan sales at prices below that which the Company believes it could obtain in the future.

     The Company believes that Quality's branch structure and approach to origination allow Quality to have a local market presence without incurring high fixed employee costs. The Company also believes that the large independent broker network allows Quality to obtain some of the economic efficiencies associated with a wholesale mortgage origination business without paying premium prices for closed loans.

     Although independent mortgage brokers are Quality's primary source for loan production, in July 1995 Quality augmented its mortgage production sources by establishing two new complementary divisions -- retail telemarketing and wholesale conduit. These divisions were established to diversify Quality's production capacity and to capture the relatively high origination fees associated with B&C loan production. The retail telemarketing division markets loan programs to homeowners through direct-response marketing. The wholesale conduit division purchases closed loans directly from loan originators. At June 1, 1996, Quality had 83 approved partner institutions and had purchased loans from 37 approved institutions. These new divisions accounted for approximately 15% of Quality's loan production during the 12 months ended September 30, 1996.

     When Quality initiated its B&C loan origination business, practically all of its loan production was in California. Through the aggressive growth of its nationwide branch network, Quality has substantially increased its loan production in states other than California, thereby achieving substantial geographic diversification. In calendar 1995, originations in California accounted for approximately 29.3% of total loan originations and no other state accounted for more than 6.9% of total originations. During the six months ended June 30, 1996, originations in California accounted for approximately 24.2% of total originations.

     Quality underwrites and funds substantially all mortgage loans in its own name. Quality employs appraisers who conduct a majority of all appraisal reviews. Other appraisal reviews are performed by independent appraisers approved by Quality, and are subsequently reviewed by Quality. Substantially all of the loans that are originated by Quality are secured by first mortgages on residential properties. Quality generally has not retained any mortgage servicing rights or realized any of the operational or financial benefits of securitizing its own loans.

     During the twelve-months ended December 31, 1995, Quality closed and funded approximately $1.4 billion in loans that were originated by approximately 4,200 brokers. During that same period, the Company's management believes that Quality reviewed over 40,000 mortgage loan applications, of which approximately 38% were approved and funded. The single and ten highest producing independent brokers accounted for approximately 2% and 8%, respectively, of Quality's loan originations during this twelve month period.

COMPANY STRATEGY AFTER THE ACQUISITION

     One of the Company's current growth initiatives within its residential capital markets business is to diversify its loan production sources. The Company believes that the Quality Acquisition will provide an internal loan production source that will significantly augment and balance its traditional bulk purchases of third-party originated loans. This initiative is especially important in the face of increasing competition for B&C loans.

     The Company intends to promptly rebuild Quality's senior management, which has suffered substantial attrition during the past year. The Company is in the process of identifying a new senior management team for the Quality business, which will include a combination of Quality personnel, current Company personnel and newly-hired experienced industry managers. The Company will also quickly move to strengthen the management of Quality's extensive branch network. In addition, the Company intends to restructure Quality's compensation and benefit framework in order to reduce high employee turnover.

     The Company expects to engage in extensive process reengineering and upgrading of Quality's management information and data processing systems. The Company believes that it can capture certain efficiencies through the integration of Quality's systems with the Company's existing management information and data processing systems. The Company is also in the process of identifying a number of expense reductions that can be implemented in the near future.

     The Company believes that the Quality Acquisition can enhance the growth and profitability of the Company's residential mortgage securitization business. First, the Company will focus on rebuilding Quality's loan production volume. The Company believes that it can achieve this goal through improving management and employee morale and by offering more competitive loan products through its independent broker network, which will be made possible by the Company's lower cost of funds and by capturing securitization profits. Second, the Company intends to institute new underwriting guidelines to increase the credit quality of the loan product.

     The Company also believes that capital investments in Quality's management information and data processing systems and various identified cost containment actions will yield material expense savings, permitting Quality to become more cost competitive. One significant and immediate cost saving will result from the termination of Quality's consulting contract with Calmac, pursuant to which Calmac was paid approximately $3.2 million during the fiscal year ended September 30, 1995. While the Company does not anticipate any material reductions in Quality's work force, the Company believes that financial benefits from layoffs effected by Quality in late June 1996 will be more fully reflected in future periods.

     For the six months ended June 30, 1996, Quality recorded a charge to operations, totaling $7.5 million, to recognize an impairment loss on certain of its investments. Because the assets associated with this adjustment are included in the acquisition, no adjustment has been made to remove the effects of the recording of this impairment loss.

     The unaudited pro forma condensed consolidated financial statements for the Quality Acquisition reflect the elimination of revenue from prepayment charges and late payment fees attributable to rights not being acquired. The Company believes that prepayment charges on loans made after the acquisition will become a meaningful source of cash flow and revenue. The Company does not currently anticipate retaining late payment fees as Quality has done in the past. Instead, it expects to pass these fees on to the loan servicers. See "Unaudited Pro Forma Condensed Consolidated Financial Statements for the Quality Acquisition."

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                FINANCIAL STATEMENTS FOR THE QUALITY ACQUISITION

     The historical condensed consolidated financial statements consist of the operations and financial position of the Company and Quality as of and for the six months ended June 30, 1996 and the operations of the Company for the year ended December 31, 1995 combined with the operations of Quality for the year ended September 30, 1995, Quality's most recent fiscal year end.

     The unaudited pro forma condensed consolidated balance sheet is presented as if the Company had acquired substantially all of the assets of Quality as of June 30, 1996 and the unaudited pro forma condensed consolidated statements of income are presented as if the assets had been acquired on the first day of the period presented. These presentations are made as if the Company had (i) acquired substantially all of the assets and assumed the operating liabilities of Quality, (ii) financed the Quality Acquisition with indebtedness incurred under the Revolving Loan Agreement and (iii) issued an additional 1,828,148 shares of Common Stock, the proceeds of which were used to retire a portion of the indebtedness incurred to fund the Quality Acquisition. The Company will acquire any residential loans owned by Quality on the closing date and assume the related warehouse indebtedness. Quality's mortgage warehouse is generally funded by such indebtedness. The warehouse facility fluctuates significantly based on loan origination volume and the timing of loan sales, consequently the total assets acquired may vary substantially. These unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of the Company and Quality included herein. In management's opinion, all adjustments necessary to reflect the effects of the acquisition of the assets and assumption of liabilities of Quality and the capitalization of the acquisition have been made.

     The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of what the actual results of operations and financial position of the Company would have been assuming the transaction had been completed as set forth above, nor do they purport to represent the Company's results of operations for future periods.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                              AS OF JUNE 30, 1996

                                                     (A)           (B)
                                                  HISTORICAL    HISTORICAL     PRO FORMA       PRO FORMA
                                                   COMPANY       QUALITY      ADJUSTMENTS       COMPANY
                                                  ----------    ----------    -----------      ---------
                                                                  (DOLLARS IN THOUSANDS)
Assets:
Cash and cash equivalents.......................   $  14,650     $   8,708                     $  23,358
Temporary investments...........................      32,921                                      32,921
Accounts receivable and interest................      18,469           654                        19,123
Mortgage loans held for sale....................     190,257       106,665                       296,922
Advances and wet fundings.......................                    19,094                        19,094
Investments:
  Loans.........................................     164,656                                     164,656
  Partnerships and joint ventures...............      32,246                                      32,246
  Asset-backed and other securities.............      55,687        26,715                        82,402
  Real estate...................................      16,050         2,712                        18,762
Deferred income taxes...........................      12,201         7,277     $  (7,277)(C)      12,201
Premises and equipment, net.....................       6,373         8,114                        14,487
Intangible assets...............................      52,394                      45,883 (D)      98,277
Other assets....................................       8,007         3,869                        11,876
                                                    --------      --------      --------        --------
          Total assets..........................   $ 603,911     $ 183,808     $  38,606       $ 826,325
                                                    ========      ========      ========        ========
Liabilities:
Accounts payable................................   $   8,502     $   4,048     $   4,000 (E)   $  16,550
Accrued employee compensation and benefits......       9,522                                       9,522
Notes payable...................................     121,991                      65,000 (F)     148,672
                                                                                 (38,319)(G)
Warehouse loans payable.........................     181,024       149,366                       330,390
Senior subordinated debt........................      57,500                                      57,500
Convertible subordinated debt...................      45,000                                      45,000
Income taxes payable and deferred tax
  liability.....................................       2,983         1,484        (1,484)(C)       2,983
Other liabilities...............................       3,193                                       3,193
                                                    --------      --------      --------        --------
Total liabilities...............................     429,715       154,898        29,197         613,810
                                                    --------      --------      --------        --------
Stockholders' equity:
Preferred stock.................................
Common stock....................................       1,345           138            91 (G)       1,436
                                                                                    (138)(C)
Capital in excess of par........................     107,655         2,000        38,228 (G)     145,883
                                                                                  (2,000)(C)
Reductions for employee stock...................      (1,500)                                     (1,500)
Treasury stock..................................        (160)                                       (160)
Net unrealized gains (losses)...................        (977)                                       (977)
Retained earnings...............................      67,833        26,772       (26,772)(C)      67,833
                                                    --------      --------      --------        --------
Total stockholders' equity......................     174,196        28,910         9,409         212,515
                                                    --------      --------      --------        --------
Total liabilities and stockholders' equity......   $ 603,911     $ 183,808     $  38,606       $ 826,325
                                                    ========      ========      ========        ========

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                           CONSOLIDATED BALANCE SHEET
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(A) Represents the historical unaudited condensed consolidated balance sheet of the Company as of June 30, 1996.

(B) Represents the historical unaudited condensed consolidated balance sheet of Quality as of June 30, 1996.

(C) Reflects the adjustment to record assets purchased and liabilities assumed at their estimated fair values.

(D) Represents the estimated excess of purchase price over net assets acquired. For purposes of these unaudited pro forma condensed consolidated financial statements an estimated useful life of 15 years is utilized in calculating amortization expense.

(E) Represents anticipated costs of the acquisition including professional services and severance payments.

(F) Represents the anticipated indebtedness to be incurred to fund the acquisition of Quality by the Company based on a purchase price of $65,000.

(G) Reflects the issuance of an additional 1,828,148 shares of Common Stock to be sold by the Company. The proceeds, less estimated costs of the registration of $3,500, are utilized to retire a portion of the additional indebtedness incurred to fund the Quality Acquisition. For purposes of these unaudited pro forma condensed consolidated financial statements, the closing price of the Common Stock on September 30, 1996 of $22.875 was used.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                   (A)          (B)
                                               HISTORICAL    HISTORICAL    PRO FORMA        PRO FORMA
                                                 COMPANY      QUALITY     ADJUSTMENTS        COMPANY
                                               -----------   ----------   -----------      -----------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Asset management and resolution fees.......  $    41,295                                 $    41,295
  Loan origination fees, net.................                 $ 12,642                          12,642
  Interest and other investment income.......       40,105      34,721                          74,826
  Mortgage banking fees......................       24,382                                      24,382
  Gain on sale of loans and investments,
     net.....................................        1,382      40,677                          42,059
  Prepayment and late fees...................                   14,281     $ (14,281)(C)
  Loss on sale of real estate held for
     sale....................................                   (6,269)                         (6,269)
  Other revenues.............................        3,322       1,989                           5,311
                                               -----------     -------      --------       -----------
          Total revenues.....................      110,486      98,041       (14,281)          194,246
                                               -----------     -------      --------       -----------
Expenses:
  Personnel..................................       52,852      33,423        (3,151)(D)        83,124
  General and administrative.................       16,087      13,277                          29,364
  Interest...................................        6,921      23,114         1,937 (E)        31,972
  Depreciation and amortization..............        2,294       1,436         2,819 (F)         6,549
  Provision for loss on investments..........                    3,914                           3,914
  Profit participation.......................        2,074                                       2,074
                                               -----------     -------      --------       -----------
          Total expenses.....................       80,228      75,164         1,605           156,997
                                               -----------     -------      --------       -----------
Income from continuing operations before
  income tax expense.........................       30,258      22,877       (15,886)           37,249
Income tax expense...........................       11,593       9,757        (7,078)(G)        14,272
                                               -----------     -------      --------       -----------
Income from continuing operations............       18,665      13,120        (8,808)           22,977
Gain from discontinued operations, net of
  taxes......................................        2,425                                       2,425
                                               -----------     -------      --------       -----------
Net income...................................  $    21,090    $ 13,120     $  (8,808)      $    25,402
                                               ===========     =======      ========       ===========
Earnings per share from continuing
  operations:
     Primary.................................  $      0.76                                 $      0.87(I)
     Fully-diluted...........................         0.75                                        0.86(I)
Earnings per share:
     Primary.................................  $      0.86                                 $      0.96(I)
     Fully-diluted...........................         0.85                                        0.95(I)
Weighted average number of common shares
  outstanding and common share
  equivalents................................   24,654,321                                  26,482,469

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996

                                                   (A)          (B)
                                               HISTORICAL    HISTORICAL    PRO FORMA        PRO FORMA
                                                 COMPANY      QUALITY     ADJUSTMENTS        COMPANY
                                               -----------   ----------   -----------      -----------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Asset management and resolution fees.......  $    18,037                                 $    18,037
  Interest and other investment income.......       43,247    $ 13,222                          56,469
  Mortgage banking fees......................       14,937                                      14,937
  Gain on sale of loans and investments,
     net.....................................        5,789      18,094                          23,883
  Prepayment and late fees...................                    9,894     $  (9,894)(C)
  Loss on sale of real estate................                     (994)                           (994)
  Other revenues.............................        1,699         797                           2,496
                                               -----------     -------      --------       -----------
          Total revenues.....................       83,709      41,013        (9,894)          114,828
                                               -----------     -------      --------       -----------
Expenses:
  Personnel..................................       35,631      15,753          (941)(D)        50,443
  General and administrative.................       13,445      10,100                          23,545
  Interest...................................       13,495       8,085           969 (E)        22,549
  Depreciation and amortization..............        1,160         930         1,198 (F)         3,288
  Provision for losses on investments........                    7,513                           7,513(H)
  Profit participation.......................           32                                          32
                                               -----------     -------      --------       -----------
          Total expenses.....................       63,763      42,381         1,226           107,370
                                               -----------     -------      --------       -----------
Net income (loss) before income tax
  expense....................................       19,946      (1,368)      (11,120)            7,458
Income tax expense (benefit).................        7,803        (931)       (3,954)(G)         2,918
                                               -----------     -------      --------       -----------
Net income (loss)............................  $    12,143    $   (437)    $  (7,166)      $     4,540
                                               ===========     =======      ========       ===========
Earnings per share:
  Primary....................................  $      0.44                                 $      0.15(I)
  Fully-diluted..............................         0.42                                        0.17(I)
Weighted average number of common shares
  outstanding and common share equivalents...   27,469,186                                  29,297,334

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED STATEMENTS OF INCOME
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(A) Represents the historical condensed consolidated statement of income of the Company for the period indicated.

(B) Represents the historical condensed statement of income of Quality for the year ended September 30, 1995 and the six months ended June 30, 1996, respectively.

(C) Reflects the removal of revenues related to accumulated rights to receive prepayment fees and late fees which are not being acquired. The Company does not expect to retain the rights to receive late fees. However, the Company will receive prepayment fees on new loans originated.

(D) Represents the removal of contract services fees paid to the selling shareholder as this agreement will be terminated as a condition to the acquisition.

(E) Represents interest expense on the additional indebtedness to be incurred to fund the acquisition.

(F) Represents an adjustment to depreciation expense as a result of changes to property and equipment as a result of the acquisition and an adjustment to record amortization expense of $3,055 and $1,528 for the year ended December 31, 1995 and for the six months ended June 30, 1996, respectively, as a result of recording the acquired intangible assets of $45,883 and utilizing an amortization period of 15 years.

(G) Reflects an adjustment to income tax expense to reflect the Company's effective tax rate for the period.

(H) For the six months ended June 30, 1996, Quality recorded a charge to operations, totaling $7,513, to recognize an impairment loss on certain of its investments. As the assets associated with this adjustment are included in the acquisition, no adjustment has been made to remove the effects of the recording of this impairment loss.

(I) Assuming the issuance of the additional 1,164,000 shares of Common Stock issuable upon exercise of the Underwriters' over-allotment option (assuming an offering price of $22.875 per share, the closing price on September 30,
     1996) and those proceeds being used to repay the indebtedness of the Company, the pro forma earnings per share would be as follows:

                                                                 YEAR ENDED        SIX MONTHS ENDED
                                                              DECEMBER 31, 1995      JUNE 30, 1996
                                                              -----------------    -----------------
Earnings per share from continuing operations:
  Primary....................................................          $0.90                $0.18
  Fully-diluted..............................................           0.89                 0.19
Earnings per share:
  Primary....................................................          $0.99                $0.18
  Fully-diluted..............................................           0.98                 0.19
Weighted average number of common shares outstanding and
  common share equivalents...................................     27,646,469           30,461,334

                           OTHER RECENT DEVELOPMENTS

REDEMPTION OF CONVERTIBLE SUBORDINATED DEBENTURES

     The Company has called for redemption all of the outstanding Convertible Subordinated Debentures. The redemption date is December 27, 1996. The redemption price is 108.0% of the face amount of each Convertible Subordinated Debenture (or $1,080 per $1,000 principal amount) plus accrued and unpaid interest to the redemption date. The Convertible Subordinated Debentures may be converted into Common Stock at a conversion price of $12.50 per share of Common Stock for each $1,000 principal amount (or 80 shares of Common Stock for each $1,000 principal amount). On November 13, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $21.313 per share. Assuming conversion of all $45.0 million principal amount of the Convertible Subordinated Debentures, the Company would issue 3,600,000 shares of its Common Stock.

THIRD QUARTER 1996 RESULTS

     On October 21, 1996, the Company announced its third quarter earnings results. A summary of the information released appears in the table below. The information set forth below should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included in this Prospectus. The financial and operating data presented below are not audited and are not necessarily indicative of the results that may be expected for future periods.

                                                        THREE MONTHS ENDED     NINE MONTHS ENDED
                                                          SEPTEMBER 30,          SEPTEMBER 30,
                                                        ------------------    -------------------
                                                         1996       1995        1996       1995
                                                        -------    -------    --------    -------
SUMMARY INCOME STATEMENT:
Revenues:
  Asset management and resolution fees................  $ 9,177    $ 8,310    $ 27,214    $27,279
  Interest and other investment income................   22,481      9,877      65,728     24,446
  Mortgage banking fees...............................   10,095      5,753      25,032     14,077
  Gain on sale of investments, net....................    3,177        928       8,966        973
  Other revenues......................................      556        428       2,255      5,302
                                                        -------    -------    --------    -------
          Total revenues..............................   45,486     25,296     129,195     72,077
Operating expenses, excluding interest expense........   23,782     15,371      74,050     49,334
Interest expense......................................    7,983      1,495      21,478      2,771
                                                        -------    -------    --------    -------
Income from continuing operations before income
  taxes...............................................   13,721      8,430      33,667     19,972
Income tax expense....................................    5,165      3,234      12,968      7,542
                                                        -------    -------    --------    -------
Income from continuing operations.....................    8,556      5,196      20,699     12,430
Gain from discontinued operations, net................                                      2,425
                                                        -------    -------    --------    -------
Net income............................................  $ 8,556    $ 5,196    $ 20,699    $14,855
                                                        =======    =======    ========    =======
Earnings per share from continuing operations:
  Primary.............................................  $  0.31    $  0.21    $   0.75    $  0.51
  Fully-diluted.......................................     0.29       0.21        0.71       0.51
Earnings per share:
  Primary.............................................  $  0.31    $  0.21    $   0.75    $  0.61
  Fully-diluted.......................................     0.29       0.21        0.71       0.61
Weighted average number of common shares outstanding
  and common share equivalents........................   28,005     24,678      27,648     24,430

     The Company earned $8.6 million during the quarter ended September 30, 1996, a 65% increase from the same period in 1995 and a 16% increase relative to the quarter ended June 30, 1996. Revenues for the third quarter were $45.5 million compared to $25.3 million for the same period in 1995, an 80% increase. The third quarter performance brought income from continuing operations for the first nine months of 1996 to $20.7 million, or 67% higher than the $12.4 million during the same period of 1995.

     Primary earnings per share for the third quarter were $0.31, compared to the prior year's third quarter of $0.21 and the second quarter's $0.27. Fully-diluted earnings per share were $0.29 compared to $0.21 for the 1996 second quarter, a 38% increase. Third quarter 1996 earnings include $0.04 per share in gains on the securitization and sale of B&C loans compared to $0.07 per share earned in the second quarter in gains on securitizations and sales.

     In August, the Company's residential capital markets business completed a securitization of B&C loans, totaling $311.0 million. Year-to-date loan securitization volume totals $1.1 billion. The Company's asset acquisition and resolution business invested $27.4 million and $101.8 million in Asset Portfolios during the quarter and nine months ended September 30, 1996, respectively. The commercial mortgage banking business originated and sold $945.0 million in new mortgage loans in the third quarter of 1996 compared to $599.0 million during the same period in 1995 and $713.0 million during the second quarter of 1996.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale by the Company of 1,828,148 shares of its Common Stock offered hereby (after deducting underwriting discounts and estimated expenses of the Offering) will be approximately $36.8 million (approximately $60.4 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any of the proceeds from the shares of Common Stock sold by the Selling Stockholders. See "Selling Stockholders."

     The Company intends to use the net proceeds it receives to reduce the Company's outstanding borrowings under the Revolving Loan Agreement, which had an outstanding balance of approximately $142.0 million at October 31, 1996. For the six months ended June 30, 1996, the weighted average interest rate on indebtedness under the Revolving Loan Agreement was 7.3% per annum. The indebtedness under the Revolving Loan Agreement was incurred primarily in connection with investments in Asset Portfolios, the Quality Acquisition (on a pro forma basis) and other general corporate purposes. After application of the net proceeds to the Company of the Offering, approximately $91.7 million would be available for reborrowing under the Revolving Loan Agreement as of October 31, 1996 which could be used for general corporate purposes, including funding investments in Asset Portfolios, Subordinated Certificates and other financial instruments, acquiring new businesses or making strategic investments in companies that complement the Company's businesses. Other than as disclosed in this Prospectus, the Company has no understandings or agreements in respect of any material acquisition. See "Quality Acquisition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                  PRICE RANGE OF AND DIVIDENDS ON COMMON STOCK

     The Common Stock is quoted on the Nasdaq National Market under the symbol "AMMB." The following table shows, for the calendar periods indicated, the range of high and low last sale price per share for the Common Stock as quoted on the Nasdaq National Market and the cash dividends per share.

                                                                                          CASH
                                                                                        DIVIDENDS
                                                                   HIGH        LOW      PER SHARE
                                                                  -------    -------    ---------
1994
  First Quarter.................................................. $ 8.500    $ 6.500     $ 0.050
  Second Quarter.................................................   8.000      6.750       0.050
  Third Quarter..................................................   8.250      7.000       0.050
  Fourth Quarter.................................................   8.750      5.500       0.050
1995
  First Quarter.................................................. $ 7.125    $ 5.875     $ 0.050
  Second Quarter.................................................   9.375      6.750       0.050
  Third Quarter..................................................  13.375      8.750       0.050
  Fourth Quarter.................................................  13.375      9.750       0.050(1)
1996
  First Quarter.................................................. $14.625    $11.750     $    --
  Second Quarter.................................................  19.375     14.500          --
  Third Quarter..................................................  24.750     17.000          --
  Fourth Quarter (through November 13, 1996).....................  23.250     20.625          --

---------------

(1) The Company discontinued paying cash dividends effective October 1995.

     The last reported sale price of the Common Stock on November 13, 1996, was $21.313 per share. At October 31, 1996, the Company had approximately 2,900 stockholders of record.

     Effective October 1995, the Company discontinued paying cash dividends. The Board of Directors determined to retain all earnings to support anticipated growth in the current operations of the Company and to finance future expansion. The agreements governing certain of the Company's outstanding indebtedness restrict the payment of cash dividends unless certain earnings tests are satisfied. Future declarations and payments of dividends, if any, will be determined in light of then-current conditions, including the Company's earnings, operations, capital requirements, liquidity, financial condition, restrictions in financing agreements and other factors deemed relevant by the Board of Directors.

                                 CAPITALIZATION

     The following table presents the capitalization of the Company at June 30, 1996, (i) on a historical basis, (ii) as adjusted for the Quality Acquisition and (iii) as further adjusted to give effect to the Offering by the Company and the application of the Company's share of the net proceeds of the Offering to repay indebtedness under the Revolving Loan Agreement. This table should be read in conjunction with "Use of Proceeds," the Company's Consolidated Financial Statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" included elsewhere in this Prospectus.

                                                                       AS OF JUNE 30, 1996
                                                              -------------------------------------
                                                                                         AS FURTHER
                                                               ACTUAL     AS ADJUSTED     ADJUSTED
                                                              --------    -----------    ----------
                                                                           (UNAUDITED)
                                                                     (DOLLARS IN THOUSANDS)
Debt(1):
  Notes payable.............................................. $ 96,135     $ 161,135      $ 124,383
  Warehouse loans payable....................................  181,024       330,390        330,390
  Nonrecourse debt...........................................   25,856        25,856         25,856
  Senior Subordinated Notes..................................   57,500        57,500         57,500
  Convertible Subordinated Debentures........................   45,000        45,000         45,000
                                                              --------      --------       --------
Total debt...................................................  405,515       619,881        583,129
Stockholders' equity:
  Common Stock, par value $0.05 per share; 50,000,000
     authorized shares and 26,901,621 issued shares(2).......    1,345         1,345          1,436
  Capital in excess of par...................................  107,655       107,655        144,316
  Reductions for employee stock..............................   (1,500)       (1,500)        (1,500)
  Treasury stock, 24,339 shares..............................     (160)         (160)          (160)
  Net unrealized gains (losses)..............................     (977)         (977)          (977)
  Retained earnings..........................................   67,833        67,833         67,833
                                                              --------      --------       --------
Total stockholders' equity...................................  174,196       174,196        210,948
                                                              --------      --------       --------
Total capitalization......................................... $579,711     $ 794,077      $ 794,077
                                                              ========      ========       ========

---------------

(1) Since June 30, 1996 through October 31, 1996, the Company has issued $57.5 million of Senior Notes, incurred $390.5 million of additional indebtedness under the Warehouse Agreements and incurred $78.8 million of additional indebtedness under the Revolving Loan Agreement. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 7 of Notes to the Company's Consolidated Financial Statements.

(2) Does not include an aggregate of 2,160,409 shares of Common Stock reserved for issuance upon the exercise of outstanding stock options, 3,600,000 shares reserved for issuance upon conversion of the Convertible Subordinated Debentures or 1,665,498 shares available for future grants of options and restricted stock under the Company's Stock Option and Award Plan. Since June 30, 1996 through October 31, 1996, options for an aggregate of 302,376 shares have been exercised and no shares of restricted stock have been issued under the Company's Stock Option and Award Plan. See "Other Recent Developments -- Redemption of Convertible Subordinated Debentures" and Note 11 of Notes to the Company's Consolidated Financial Statements.

                  SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

     The summary data presented below under the captions "Summary Income Statement" and "Summary Balance Sheet Data" for and as of the end of each of the fiscal years in the three-year period ended December 31, 1995 are derived from the consolidated financial statements of the Company audited by Deloitte & Touche LLP, which are included herein. In the opinion of management of the Company, the data presented for the six months ended June 30, 1996 and 1995, which are derived from the Company's unaudited consolidated financial statements, reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations for such periods. Results for the six months ended June 30, 1996 are not necessarily indicative of results for the entire fiscal year. See "Other Recent Developments -- Third Quarter 1996 Results" for certain unaudited financial data of the Company for the quarter ended September 30, 1996.

                                                SIX MONTHS ENDED
                                                    JUNE 30,                    YEAR ENDED DECEMBER 31,
                                            -------------------------    --------------------------------------
                                               1996           1995        1995(1)       1994(1)         1993
                                            -----------    ----------    ----------    ----------    ----------
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY INCOME STATEMENT:
Revenues:
  Asset management and resolution fees..... $    18,037    $   18,441    $   41,295    $   93,764    $  118,552
  Interest and other investment income.....      43,247        14,569        40,105        14,215         3,440
  Mortgage banking fees....................      14,937         8,324        24,382         6,176
  Gain on sale of loans and investments,
    net....................................       5,789            46         1,382           839
  Other revenues...........................       1,699         2,279         3,322        14,797           409
                                             ----------    ----------    ----------    ----------    ----------
         Total revenues....................      83,709        43,659       110,486       129,791       122,401
Operating expenses, excluding interest
  expense..................................      50,268        30,840        73,307        92,337        77,970
Interest expense...........................      13,495         1,278         6,921         1,768           754
                                             ----------    ----------    ----------    ----------    ----------
Income from continuing operations
  before income taxes......................      19,946        11,541        30,258        35,686        43,677
Income tax expense.........................       7,803         4,307        11,593        14,753        17,371
                                             ----------    ----------    ----------    ----------    ----------
Income from continuing operations..........      12,143         7,234        18,665        20,933        26,306
Gain (loss) from discontinued operations...                     2,425         2,425        (2,185)       (2,088)
                                             ----------    ----------    ----------    ----------    ----------
Net income................................. $    12,143    $    9,659    $   21,090    $   18,748    $   24,218
                                             ==========    ==========    ==========    ==========    ==========
Earnings per share from continuing
  operations:
  Primary.................................. $      0.44    $     0.30    $     0.76    $     0.88    $     2.33
  Fully-diluted............................        0.42          0.30          0.75          0.88          2.33
Earnings per share:
  Primary.................................. $      0.44    $     0.40    $     0.86    $     0.79    $     2.15
  Fully-diluted............................        0.42          0.40          0.85          0.79          2.15
Weighted average number of common shares
  outstanding and common share
  equivalents..............................  27,469,186    24,305,838    24,654,321    23,679,239    11,288,688

                                                 AS OF JUNE 30,                    AS OF DECEMBER 31,
                                            -------------------------    --------------------------------------
                                               1996           1995          1995          1994          1993
                                            -----------    ----------    ----------    ----------    ----------
                                                                  (DOLLARS IN THOUSANDS)
SUMMARY BALANCE SHEET DATA:
Cash and cash equivalents.................. $    14,650    $   18,683    $   16,139    $   20,446    $   43,442
Mortgage loans held for sale...............     190,257         3,000       160,843
Investments:
  Loans....................................     164,656        80,569       138,180        32,631        33,795
  Partnerships and joint ventures..........      32,246        44,021        34,694        22,491         2,503
  Asset-backed and other securities........      55,687         6,426        46,187         3,481
  Real estate..............................      16,050         7,393         5,686        14,054         2,504
Total assets...............................     603,911       229,403       521,713       172,340       163,653
Notes payable..............................      96,135        67,300        89,442        15,500        22,113
Warehouse loans payable....................     181,024         2,856       153,158
Nonrecourse debt...........................      25,856         8,622        38,354           959         6,000
Senior subordinated debt...................      57,500
Convertible subordinated debt..............      45,000                      45,000
Total indebtedness.........................     405,515        78,778       325,954        16,459        28,113
Stockholders' equity.......................     174,196       123,388       160,794       113,586        91,699

                                                SIX MONTHS ENDED
                                                    JUNE 30,                    YEAR ENDED DECEMBER 31,
                                            -------------------------    --------------------------------------
                                               1996           1995          1995          1994          1993
                                            -----------    ----------    ----------    ----------    ----------
                                                                  (DOLLARS IN THOUSANDS)
OTHER DATA(1):
Face Value of assets under management
  (at period end).......................... $ 3,181,538    $3,174,959    $3,693,900    $3,031,800    $5,754,400
Commercial mortgage loans originated:
  Face Value............................... $ 1,184,015    $  982,608    $2,573,400    $  610,000
  Number of loans..........................         195           169           444           106
Commercial mortgage loans serviced
  (at period end):
  Face Value............................... $10,932,252    $2,812,414    $9,919,596    $2,555,000
  Number of loans..........................       6,770           793         7,226           592

---------------

(1) Summary Income Statement and Other Data for the fiscal years ended December 31, 1995 and 1994 reflect data for Holliday Fenoglio beginning August 1, 1994 and EQS beginning October 27, 1995, the effective date of their acquisition by the Company.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is engaged primarily in the businesses of residential mortgage acquisition and securitization, Asset Portfolio acquisition and resolution, commercial mortgage banking and institutional investment advisory services. The Company's business may be affected by many factors, including fluctuations in real estate and other asset values, the availability and price of commercial and residential mortgages and Asset Portfolios to be purchased, and the level of and fluctuations in interest rates, changes in the securitization market and competition. In addition, the Company's operations require continued access to short and long term sources of financing.

     On December 31, 1993, AMRESCO, INC., formerly BEI, merged with Holdings. The merger was accounted for as a "reverse acquisition" whereby Holdings was deemed to have acquired BEI for financial reporting purposes. However, BEI, renamed AMRESCO, INC., remains the continuing legal entity and registrant for Commission filing purposes. Consistent with the reverse acquisition accounting treatment, the historical financial statements of AMRESCO, INC. presented for the year ended December 31, 1993 are the consolidated financial statements of Holdings and differ from the consolidated financial statements of BEI as previously reported. The results of operations of BEI have been included in the Company's financial statements from the date of acquisition.

     In 1994, the Company concluded all of its significant asset management relationships with government agencies and financial institutions and began to shift its focus toward investment activities and the development of new lines of financial service businesses. Since the BEI Merger, the Company has extended its business lines to offer a full range of residential and commercial mortgage banking services, including the development of capital markets activities, increased substantially the amount it invests in Asset Portfolios, developed its institutional investment advisory business and disposed of certain non-core business lines. These significant changes in the composition of the Company's business are reflected in the Company's results of operations and may limit the comparability of the Company's results from period to period.

     AMRESCO Residential represented approximately 20% of revenues and 29% of operating profit (before corporate, other and intercompany eliminations) of the Company for the first six months of 1996. The Company believes that there are significant opportunities in the B&C loan market, and consequently expects AMRESCO Residential to represent an increasing proportion of revenues and operating income of the entire Company for the foreseeable future.

     The following discussion and analysis presents the significant changes in financial condition and results of continuing operations of the Company by primary business lines for the six months ended June 30, 1996 and 1995 and for the years ended December 31, 1995, 1994 and 1993. The results of operations of acquired businesses are included in the Company's Consolidated Financial Statements from the date of acquisition. This discussion should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto included in this Prospectus.

     The following is a summary of the Company's results of operations by primary business line for the six months ended June 30, 1996 and 1995 and for the years ended December 31, 1995, 1994 and 1993.

                                            SIX MONTHS ENDED
                                                JUNE 30,              YEAR ENDED DECEMBER 31,
                                           -------------------    --------------------------------
                                             1996       1995        1995        1994        1993
                                           --------    -------    --------    --------    --------
                                                           (DOLLARS IN THOUSANDS)
Revenues:
  Residential capital markets............  $ 16,866               $  2,307
  Asset acquisition and resolution.......    44,762    $34,704      81,144    $110,637    $122,944
  Commercial mortgage banking............    20,394      8,767      26,573       6,460
  Institutional investment advisory......     1,974                    452
  Corporate, other and intercompany
     eliminations........................      (287)       188          10      12,694        (543)
                                           --------    -------    --------    --------    --------
          Total revenues.................    83,709     43,659     110,486     129,791     122,401
                                           --------    -------    --------    --------    --------
Operating expenses:
  Residential capital markets............     6,623                  1,694
  Asset acquisition and resolution.......    23,447     16,770      37,691      52,741      51,678
  Commercial mortgage banking............    17,204      7,626      20,550       6,237
  Institutional investment advisory......     1,820                    444
  Corporate, other and intercompany
     eliminations........................    14,669      7,722      19,849      35,127      27,046
                                           --------    -------    --------    --------    --------
          Total operating expenses.......    63,763     32,118      80,228      94,105      78,724
                                           --------    -------    --------    --------    --------
Operating profit:
  Residential capital markets............    10,243                    613
  Asset acquisition and resolution.......    21,315     17,934      43,453      57,896      71,266
  Commercial mortgage banking............     3,190      1,141       6,023         223
  Institutional investment advisory......       154                      8
  Corporate, other and intercompany
     eliminations........................   (14,956)    (7,534)    (19,839)    (22,433)    (27,589)
                                           --------    -------    --------    --------    --------
          Total operating profit.........    19,946     11,541      30,258      35,686      43,677
Income tax expense.......................     7,803      4,307      11,593      14,753      17,371
                                           --------    -------    --------    --------    --------
Income from continuing operations........    12,143      7,234      18,665      20,933      26,306
Gain (loss) from discontinued
  operations.............................                2,425       2,425      (2,185)     (2,088)
                                           --------    -------    --------    --------    --------
Net income...............................  $ 12,143    $ 9,659    $ 21,090    $ 18,748    $ 24,218
                                           ========    =======    ========    ========    ========

RESULTS OF OPERATIONS

     Revenues from the Company's residential capital markets activities consist of interest earned on residential mortgage loans purchased, gains on the securitization and sale of such loans and other related securities and accrued earnings on Subordinated Certificates purchased from securitization trusts. The gains on securitization and sale of mortgage loans and other related securities represent the amount by which the proceeds received (including the estimated value of any Subordinated Certificates retained) exceed the basis of the assets sold and the cost of securitization. When loans are securitized and sold, the Subordinated Certificates retained are valued at the discounted present value of the cash flow expected to be realized over the anticipated average life of the assets sold less future estimated credit losses, estimated prepayments and normal servicing and other fees relating to the assets sold. The discounted present value of such Subordinated Certificates is computed using management's assumptions of market discount rates (currently approximately 20%), prepayment rates, default rates and other costs.

     Revenues from the Company's asset management and resolution activities primarily consist of fees charged for the management of Asset Portfolios comprised of performing, nonperforming or underperforming commercial, industrial, agricultural and real estate loans and for the successful resolution of the assets within such Asset Portfolios. The asset base of each Asset Portfolio declines over the life of the Asset Portfolio, thus reducing asset management fees as assets within the Asset Portfolio are resolved. These fees are subject to fluctuation based on the consideration received, timing of the sale or collection of the managed assets and the attainment of specified earnings levels on behalf of investors or investment partners. Certain direct costs incurred, primarily through 1994, in the management of assets for the FDIC were paid by the Company and billed to the FDIC.

     The original cost of an investment in an Asset Portfolio is allocated to individual assets within that Asset Portfolio based on their relative fair value to the total purchase price. The difference between gross estimated cash flows from loans and asset-backed and other securities and its present value is accrued using the level yield method. The level yield method recognizes income as the product of the recorded investment and the expected rate of return. The expected rate of return is based upon estimated cash flows of the investments. The recorded investment is reduced based on cash collections allocated to principal. The Company periodically evaluates the recoverability of the recorded investments by reviewing the estimated remaining amount and timing of cash flows and adjusts, if necessary, investments or expected rates of return. The Company accounts for its investments in partnerships and joint ventures using the equity method which generally results in the pass-through of its pro rata share of earnings as if it had a direct investment in the underlying loans. Loans, partnerships and joint ventures, and real estate are carried at the lower of cost or estimated fair value. The Company's investments in asset-backed and other securities are classified as available for sale and are carried at estimated fair value determined by discounting estimated cash flows at current market rates. Any unrealized gains (losses) on asset-backed and other securities are excluded from earnings and reported as a separate component of stockholders' equity, net of tax effects.

     Revenues from the Company's commercial mortgage banking activities are earned from the origination and underwriting of commercial real estate mortgage loans, the placement of such loans with permanent investors and the servicing of loans. Loan placement and servicing fees, commitment fees and real estate brokerage commissions are recognized as earned. Placement and servicing expenses are charged to expense as incurred.

     Revenues from the Company's institutional investment advisory business are earned from providing real estate investment advisory services, including acquisition, portfolio/asset management and disposition services, to institutional and corporate investors.

     Other revenues consist of consulting revenues earned on due diligence, gains on sales of other assets and other miscellaneous income. Additionally, 1994 included a $10.0 million conclusion fee on a management contract with a financial institution.

     In December 1994, the Company elected to dispose of the operations of its data processing and home banking subsidiary. The loss from such discontinued operations totaled approximately $2.2 million and $2.1 million for the years ended December 31, 1994 and 1993, respectively. The subsidiary was sold on June 16, 1995 for a net gain of $2.4 million, or $0.10 per share.

SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995

     The Company reported revenues for the six months ended June 30, 1996 of $83.7 million, a 92% increase from the same period in 1995. Operating profit increased 73% over the same period in 1995 primarily due to the inclusion of residential capital markets operations which were initiated in September 1995. Commercial mortgage banking posted a 180% increase in operating profit, and asset acquisition and resolution operating profit rose 19%. Fully-diluted earnings per share from continuing operations for the six months ended June 30, 1996 were $0.42, compared to $0.30 for the same period in 1995, a 40% increase.

     Residential Capital Markets. The Company initiated the operation of the residential capital markets business in September 1995. Revenues for the six months ended June 30, 1996 consisted of $11.3 million in interest and other investment income and $5.6 million in gains on securitizations and sale of residential mortgage loans. Interest and other investment income primarily consisted of interest earned on mortgage loans held for sale which averaged $171.2 million during the six months ended June 30, 1996, compared to no such loans during the same period of 1995. The $5.6 million in gains was realized on three securitizations and sales of a total of $799.5 million in residential mortgage loans during the first six months of 1996.

     Expenses for the six months ended June 30, 1996 were comprised of $5.3 million in interest expense, $0.7 million in personnel expense and $0.6 million in other general and administrative expense. The $5.3 million interest expense relates to borrowings under warehouse loans payable which funded the acquisition of the mortgage loans held for sale.

     Asset Acquisition and Resolution. Revenues for the first six months of 1996 were comprised of $16.1 million in asset management and resolution fees, $27.4 million in interest and other investment income, $1.1 million in other revenues and $0.2 million in gain from sale of investments. The $10.1 million, or 29%, increase in revenues from the same period of 1995 was primarily comprised of a $12.8 million increase in interest and other investment income due to an increase in aggregate investments of $102.2 million from June 30, 1995 and $0.5 million in reversed reserves on accounts receivable related to the expired RTC asset management contract collections during the period, which increases were offset in part by a $2.8 million decrease in asset management and resolution fees due to the conclusion of significant government contracts during early 1995 due to a shift from primarily managing and investing in partnerships and joint ventures to investing in wholly-owned Asset Portfolios.

     Expenses for the six months ended June 30, 1996 were comprised of $10.7 million in personnel costs, $7.8 million in interest expense and $4.9 million in other general and administrative expenses. The $6.7 million, or 40%, increase in expenses over the same period in 1995 was primarily due to a $5.0 million increase in interest expense and a $1.6 million increase in other general and administrative expenses. The increase in interest expense was due to the financing incurred for a $102.2 million increase in aggregate investments.

     Commercial Mortgage Banking. Revenues for the six months ended June 30, 1996 consisted of $14.9 million in origination, underwriting and servicing revenues and $5.5 million in investment and other income. Origination, underwriting and servicing revenues increased $6.4 million and interest and other investment income increased $5.2 million due to the inclusion of the operations of the commercial loan servicing business acquired in October 1995 and increases in the loan originations and servicing volumes of the Company's previously existing commercial mortgage banking operations.

     Expenses for the six months ended June 30, 1996 were comprised of $12.6 million in personnel expense, $3.8 million in other general and administrative expense and $0.8 million in interest expense. The $9.6 million increase in expenses is primarily due to a $6.6 million increase in personnel expenses, a $2.2 million increase in other general and administrative expense and a $0.8 million increase in interest expense. Expenses increased primarily due to the inclusion of operations of the commercial loan servicing business acquired during October 1995 and the growth in commercial mortgage banking operations which were initiated late in 1994.

     Institutional Investment Advisory. The Company acquired substantially all of the assets of Acacia in November 1995. Revenues for the first six months of 1996 totaled $2.0 million and were earned in conjunction with providing real estate investment advisory services to institutional and corporate investors, including acquisition, portfolio/asset management and disposition services. Expenses of $1.8 million were incurred, including $1.3 million in personnel expense and $0.5 million in other general and administrative expenses.

     Corporate and Other. Net revenues in this category for the six months ended June 30, 1996 and 1995 were nominal. Expenses for the six months ended June 30, 1996 were $14.7 million, compared to $7.7 million during the same period in 1995, a 90% increase. The $6.9 million increase was primarily due to increases in personnel costs and other overhead related to expanded operations since the second quarter of 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     The Company reported 1995 revenues of $110.5 million, a 15% decrease from 1994. Operating profit also decreased 15% over the same period. Revenues and operating profit in 1994 included $10.0 million and $6.0 million, respectively, related to the conclusion of an asset management contract. After adjustment for this onetime conclusion fee, 1995 revenues decreased 8% while operating profits increased 2%. Commercial mortgage banking posted a significant increase in operating profit, while asset acquisition and resolution operating profit fell 25%. Fully-diluted earnings per share from continuing operations for 1995 was $0.75 compared to $0.73 for 1994 after elimination of the onetime contract conclusion fee in 1994, a 3% increase.

     Residential Capital Markets. The Company initiated the operations of the residential capital markets business in September 1995. Revenues for the year ended December 31, 1995 consisted of $2.3 million in interest and other investment income. Interest and other investment income primarily consists of interest earned on mortgage loans held for sale which totaled $142.7 million at December 31, 1995.

     Expenses for the year ended December 31, 1995 were comprised of $1.1 million in interest expense, $0.4 million in personnel expense and $0.2 million in other general and administrative expenses. The $1.1 million interest expense relates to borrowings under warehouse loans payable which funded the acquisition of mortgage loans held for sale.

     Asset Acquisition and Resolution. Revenues for 1995 were comprised of $20.6 million in asset management fees, $19.5 million in resolution fees, $36.9 million in interest and other investment income and $4.1 million in other revenues, primarily consulting revenues and gains on sales of investments. The $29.5 million, or 27%, decrease in revenues from 1994 was comprised of a $21.2 million decrease in management fees and a $32.4 million decrease in resolution fees due to the conclusion of significant institutional and government contracts during 1994 and early 1995. These declines were partially offset by a $23.0 million increase in interest and other investment income due to an increase in aggregate investments of $138.6 million from December 31, 1994 and a $1.1 million increase in other revenues.

     Expenses for the year ended December 31, 1995 were comprised of $21.1 million in personnel costs, $5.0 million in other general and administrative expenses, $9.5 million in interest and $2.1 million in profit participation expenses. The $15.1 million, or 29%, decrease in expenses was primarily due to an $18.5 million decrease in personnel expenses and a $5.8 million decrease in other general and administrative expenses, which decreases were partially offset by a $7.2 million increase in interest expense and a $2.0 million increase in profit participation expenses. Personnel and other general and administrative expenses decreased as significant institutional and government contracts concluded during 1994, including a related $3.7 million reduction in estimate of accounts receivable bad debt reserve and other accrued expenses related to certain concluding asset management contracts. The increase in interest expense was due to the financing incurred for a $138.6 million increase in aggregate investments at December 31, 1995 compared to December 31, 1994. The increase in profit participation expense is primarily due to the $4.0 million received related to certain expired RTC contracts, approximately 40% of which was owed to a joint venture partner.

     Commercial Mortgage Banking. Revenues for the year ended December 31, 1995 consisted of $24.4 million in origination, underwriting and servicing revenues, $2.1 million in interest and other investment income and $0.1 million in other income. Interest and other investment income increased $1.9 million and mortgage banking revenues increased $18.2 million primarily due to the inclusion for an entire year of the operations of Holliday Fenoglio, which was purchased in August 1994, commencement of ACC's underwriting activities in the fourth quarter of 1994 and the inclusion of securitized commercial loan servicing contracts acquired from EQS in the fourth quarter of 1995.

     Expenses for the year ended December 31, 1995 were comprised of $16.1 million in personnel expense, $4.1 million in other general and administrative expense, and $0.3 million in interest expense. The $14.3 million increase is primarily due to a $11.2 million increase in personnel expenses, a $2.8 million increase in other general and administrative expense and a $0.3 million increase in interest expense. Expenses increased due to the inclusion of operations of Holliday Fenoglio, ACC and the contracts acquired from EQS.

     Institutional Real Estate Investment Advisory. After the acquisition of substantially all of the assets of Acacia in November 1995, revenues of $0.5 million were earned as the result of providing real estate investment advisory services to institutional and corporate investors, including acquisition, portfolio/asset management and disposition services. Expenses of $0.4 million were incurred, including $0.2 million in personnel expense and $0.2 million in other general and administrative expenses.

     Corporate and Other. Revenues for the year ended December 31, 1995 were nominal, compared to $12.7 million in 1994. The $12.7 million decrease in revenues was primarily due to the $10.0 million conclusion fee on a significant institutional asset management contract terminated in 1994 and $3.8 million relating to the inclusion in 1994 of operations and sale of a subsidiary acquired with BEI for the period prior to its sale in the first quarter of 1994.

     Expenses for the year ended December 31, 1995 were $19.8 million, compared to $35.1 million during 1994, a 44% decrease. The $15.3 million decrease was primarily due to the inclusion of $6.0 million of expenses in 1994 related to the conclusion of a significant institutional asset management contract as well as reduced incentive compensation and severance costs.

     Income Taxes. The Company must have future taxable income to realize recorded deferred tax assets, including net operating loss carryforward tax benefits obtained in the BEI Merger. Certain of these benefits expire beginning in 1998 and are subject to annual utilization limitations. Management believes that recorded deferred tax assets will be realized in the normal course of business. The decrease in the effective income tax rate for the year ended December 31, 1995 was primarily due to permanent tax differences related to mortgages sold by a partnership in which the Company owns an interest for which the acquired tax basis exceeded the book basis.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     The Company reported 1994 revenues of $129.8 million, a 6% increase from 1993, while operating profit decreased 18% over the same period. Revenues and operating profit in 1994 included $10.0 million and $6.0 million, respectively, related to the early conclusion of an asset management contract. The operations of BEI are included from the date of acquisition, December 31, 1993. The Company's commercial mortgage banking operations were initiated during 1994 with the acquisition of Holliday Fenoglio in August 1994 and the commencement of business by ACC during the fourth quarter of 1994. Additionally, during 1994, the focus of the asset acquisition and resolution business began changing from managing assets for institutional and governmental entities to the direct ownership of Asset Portfolios acquired from nongovernmental sellers and the management of Asset Portfolios for private third parties.

     Asset Acquisition and Resolution. Revenues for the year ended December 31, 1994 included $41.8 million in management fees, $52.0 million in resolution fees, $13.9 million in interest and other investment income and $2.9 million in other revenues. Management fees decreased $8.9 million and resolution fees declined $15.9 million during 1994 principally due to only eight months of operations under a significant institutional asset management contract, as well as reduced revenues from the government sector contracts as the contracts continued to conclude. These declines were offset by a $9.7 million increase in interest and investment income and gains on sales of assets and other revenues of $2.8 million.

     Expenses of $52.7 million for the year ended December 31, 1994 included $39.6 million in personnel expenses, $10.7 million in other general and administrative expenses, $2.3 million in interest expense and $0.1 million in profit participations. The $1.1 million increase over the same period of 1993 was primarily due to a $6.6 million increase in other general and administrative expenses and a $1.2 million increase in interest expense, which increases were partially offset by a $3.8 million decline in personnel expenses and a $2.9 million decrease in profit participations. The increase in other general and administrative expenses was primarily due to the inclusion of BEI operations in 1994. The increase in interest expense was due to the incurrence of debt to facilitate increased investments. The decrease in personnel expense was primarily related to a reduction in the number of personnel due to the conclusion of personnel-intensive institutional and government asset management contracts. The decrease in profit participations of $3.0 million was primarily due to the modification of an asset management contract effective April 1, 1993 that effected an exchange of profit participation in the Company's income before taxes for a rebate of fees.

     Commercial Mortgage Banking. Revenues of $6.4 million and expenses of $6.2 million were due to the acquisition of Holliday Fenoglio and the commencement of business by ACC during 1994. Revenues in 1994 consisted of $0.2 million in interest income and $6.2 million in commercial mortgage banking revenues, primarily origination, underwriting and servicing revenues. Expenses in 1994 consisted of $4.9 million in personnel expenses and $1.3 million in other general and administrative expenses.

     Corporate and Other. Other revenues for the year ended December 31, 1994 were $12.7 million, compared to a loss of $0.5 million in 1993. The $13.2 million increase in revenues was primarily due to the $10.0 million conclusion fee on an institutional asset management contract and the $3.8 million in revenue relating to the inclusion in 1994 of operations and sale of a subsidiary acquired with BEI for the period prior to its sale in the first quarter of 1994. Expenses for the year ended December 31, 1994 increased $8.1 million over 1993 to $35.1 million primarily due to the inclusion of $6.0 million of expenses related to the conclusion of an institutional asset management contract in 1994.

     Pro Forma Income Summary. Pro forma combined revenues for 1994 totaled $139.3 million compared to $168.4 million for 1993, assuming the BEI Merger and the Holliday Fenoglio acquisition had been consummated as of January 1, 1993. The $29.1 million, or 17%, decrease was primarily due to a decrease in BEI revenues of $15.3 million and a decrease in Holdings revenues of $13.8 million. The decline in revenues was primarily related to the conclusion of certain asset management contracts during 1994 and the sale of certain Company subsidiaries in the first quarter of 1994. Pro forma income from continuing operations for 1994 totaled $21.8 million compared to $28.0 million for 1993, after removing the impact of merger expenses, net gain on sales of subsidiaries and discontinued operations, for a decrease of $6.2 million, or 22%. Earnings per share from continuing operations were $0.91 for 1994, compared to $1.23 for the previous year, a decrease of $0.32, or 26%.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents totaled $14.7 million and $16.1 million at June 30, 1996 and December 31, 1995, respectively. Cash flows from operating activities plus principal cash collections on investments totaled $50.8 million for the first six months of 1996, compared to $27.3 million for the same period of 1995. The increase in cash flows from these activities resulted primarily from increased investments.

     The following table is a summary of cash flow activity (dollars in millions):

                                                                             TWELVE MONTHS
                                                        SIX MONTHS               ENDED
                                                      ENDED JUNE 30,          DECEMBER 31,
                                                     -----------------     ------------------
                                                      1996       1995       1995        1994
                                                     ------     ------     -------     ------
    Cash provided by operations and principal
      collections on investments...................  $ 50.8     $ 27.3     $  77.9     $ 69.8
    Cash provided by (used for) new capital and
      borrowings, net..............................    49.1       62.3       334.6      (11.7)
    Cash used for purchase of investments..........   (86.6)     (92.8)     (221.8)     (62.6)
    Cash used for purchase of mortgage loans,
      net..........................................   (68.8)      (3.0)     (160.8)
    Cash used for purchase of subsidiaries.........    (3.1)      (3.1)      (22.3)     (17.8)
    Interest coverage ratio(1).....................     2.8x      11.4x        6.0x      24.4x

---------------

(1) Interest coverage ratio means the ratio of earnings before interest, income taxes, depreciation and amortization to cash interest expense.

     The following table shows the components of the Company's capital structure as of June 30, 1996 and as of December 31, 1995 (dollars in millions):

                                                         JUNE
                                                          30,      % OF     DECEMBER 31,    % OF
                                                        1996(2)    TOTAL        1995        TOTAL
                                                        -------    -----    ------------    -----
    Notes payable (excluding investment line(1))......  $ 89.1     16.3 %      $105.9       22.8 %
    Mortgage warehouse debt...........................   181.0     33.1         153.2       33.0
    Senior Subordinated Notes.........................    57.5     10.5
    Subordinated Convertible Debentures...............    45.0      8.2          45.0        9.6
    Stockholders' equity..............................   174.2     31.9         160.8       34.6

---------------

(1) The investment line under which $32.9 million and $21.9 million was outstanding as of June 30, 1996 and December 31, 1995, respectively, is used solely to acquire short term investments of high grade government securities that secure the loan.

(2) Subsequent to June 30, 1996, the Company issued $57.5 million of Senior
    Notes.

     The following discussion summarizes the key components of the Company's ongoing capital resources:

     Parent Capital Arrangements. On August 9, 1996, the lenders' commitment under the Revolving Loan Agreement was increased to $200.0 million. The interest rate may be selected by the Company and tied to either the NationsBank of Texas' variable rate (8.25% at June 30, 1996) or, for advances on a term basis up to approximately 180 days, a rate equal to an adjusted LIBOR rate (5.5% at June 30, 1996 for a term of 30 days), or, on borrowings funded in foreign currency, an adjusted currency rate (7.3% at June 30, 1996). At June 30, 1996, there was a balance of $22.0 million at 7.0%, $19.0 million at 6.9%, $11.8 million at 7.3%, $9.2 million at 7.4% and $1.2 million at 8.25%, for a total of $63.2 million outstanding. The total balance outstanding at October 31, 1996 was $142.0 million. The Revolving Loan Agreement is secured by substantially all of the assets of the Company not pledged under other credit facilities, including stock of a majority of the Company's subsidiaries. The Revolving Loan Agreement requires the Company to meet certain financial tests, including minimum consolidated tangible net worth, maximum consolidated funded debt to consolidated capitalization ratio, minimum fixed charge coverage ratio, minimum interest coverage ratio, maximum consolidated funded debt to consolidated earnings before interest, income taxes, depreciation and amortization ("EBITDA") ratio and maximum corporate facility outstanding to consolidated EBITDA ratio. The Revolving Loan Agreement contains covenants that, among other things, will limit the incurrence of additional indebtedness, investments, asset sales, loans to stockholders, dividends, transactions with affiliates, acquisitions, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements. The Revolving Loan Agreement matures on May 31, 1998.

     Since November 1995, the Company has completed three offerings of debt instruments: (i) $45.0 million principal amount of Convertible Subordinated Debentures, bearing interest at 8% per annum and due 2005, (ii) $57.5 million principal amount of Senior Subordinated Notes, bearing interest at 10% per annum and due 2003 and (iii) $57.5 million principal amount of Senior Notes bearing interest at 8.75% per annum and due 1999. The net proceeds of this indebtedness were used to repay indebtedness incurred under the Revolving Loan Agreement (or its predecessor). In addition, the Company completed a public offering of 2,300,000 shares of its Common Stock in December 1995. The net proceeds (approximately $25.1 million) were also used to repay indebtedness under the predecessor to the Revolving Loan Agreement. The Company has called for redemption all of the outstanding Convertible Subordinated Debentures. See "Other Recent Developments -- Redemption of Convertible Subordinated Debentures."

     AMRESCO Residential. AMRESCO Residential has arranged various warehouse facilities to support its acquisition of loan portfolios and the origination of B&C loans. Currently AMRESCO Residential has three such facilities which are described below.

     ARCMI has arranged a warehouse facility (the "Prudential Warehouse Facility") with Prudential Securities Realty Funding Corporation ("Prudential"). The Prudential Warehouse Facility is currently a $500.0 million credit facility used to finance the acquisition and warehousing of certain residential mortgage loans. At June 30, 1996, a total of $43.6 million was outstanding under the Prudential Warehouse Facility bearing interest at 6.3% per annum. The Prudential Warehouse Facility is secured by all residential mortgage loans acquired using funds obtained under this facility.

     CS First Boston Mortgage Capital Corp. has agreed to provide ARCMI with a repurchase facility in an amount not to exceed $500.0 million (the "Repurchase Facility"), to finance the acquisition and warehousing of certain residential mortgage loans. As of June 30, 1996, $133.5 million was outstanding under the Repurchase Facility bearing interest at 6.4% per annum. This facility is secured by the mortgages acquired using funds obtained under the facility.

     ARCMI also entered into a warehouse credit facility with Morgan Stanley Mortgage Capital Inc., which was amended and restated as of October 25, 1996 (as amended, the "Morgan Stanley Warehouse Facility"). The Morgan Stanley Warehouse Facility provides for a maximum borrowing capacity of $200.0 million to finance the origination or acquisition and/or the funding of the origination or acquisition, of certain mortgage loans. As of October 31, 1996, $97.1 million was outstanding under the Morgan Stanley Warehouse Facility bearing interest at 6.1% per annum. This facility is secured by the mortgages originated or acquired using funds obtained under the facility. ARMC is also a pledgor on this facility.

     On June 28, 1996, ARCMI received approximately $39.8 million of proceeds from the sale of certain Subordinated Certificates retained by the Company in connection with the securitization and sale of residential mortgage loans. The proceeds from this sale were used to reduce outstanding borrowings under the Revolving Loan Agreement. Although ARCMI intends, from time to time, to continue to pursue opportunities to sell other Subordinated Certificates to generate additional borrowing capacity under its Revolving Loan Agreement and reduce the Company's capital exposure with respect to Subordinated Certificates, no assurance can be given that such opportunities will be available in the future.

     ACC. On April 28, 1995, ACC entered into a $25.0 million warehouse line of credit agreement with NationsBank of Texas (as subsequently amended, the "NationsBank Warehouse Facility") to support its commercial mortgage origination and underwriting activities. This facility is secured by loans originated through borrowings under this facility and bears interest at either the prime rate announced from time to time by NationsBank of Texas or an Adjusted LIBOR Rate (as defined in the facility) plus 1.65% or 2.0% based upon certain enumerated factors. The Company is a guarantor of certain of ACC's obligations under this facility. A total of $1.2 million bearing interest at 6.9% per annum was outstanding at June 30, 1996. The NationsBank Warehouse Facility matures on January 25, 1997.

     On August 15, 1995, ACC entered into a warehouse line of credit agreement with Residential Funding Corporation (as subsequently amended, the "RFC Warehouse Facility") to facilitate multifamily mortgage loan underwriting and origination. This facility is secured by the loans originated through borrowings under this facility and the stated interest rate for this line is an adjusted 30-day LIBOR rate plus 3.0% or less as determined solely by the lender (8.3% at June 30, 1996). At June 30, 1996, an advance of $2.8 million was outstanding. Each borrowing under the RFC Warehouse Facility is generally due 60 to 80 days after funding.

     During the third quarter of 1996, the Company entered into repurchase agreements totaling $54.8 million to finance the purchase of commercial mortgage loans held for securitization. The Company anticipates that these repurchase agreements will be refinanced through a warehouse loan facility in the fourth quarter in a joint venture.

     AMRESCO MBS I, Inc. On December 19, 1995, AMRESCO MBS I, Inc. entered into a non-recourse Global Master Repurchase Agreement to support the purchase of certain commercial mortgage pass-through certificates. A total of $16.3 million was outstanding under this facility at June 30, 1996. This facility bears interest at a rate of 30-day LIBOR plus 1.4% (6.9% at June 30, 1996). This facility is secured by the Company's investments in certain asset-backed securities. This facility matures on December 18, 1996.

     During the next twelve months, the Company intends to pursue (i) expansion of current businesses, including AMRESCO Residential, (ii) additional investments in Asset Portfolios, both for its own account and as an investor with various capital partners who acquire such investments, and (iii) acquisitions of new businesses. The funds for such expansion, investments and acquisitions are anticipated to be provided by cash flows and borrowings under the Company's Revolving Loan Agreement. As a result, interest expense for 1997 is expected to be higher than interest expense for 1996.

     The Company believes its funds on hand of $14.7 million at June 30, 1996, cash flow from operations, its unused borrowing capacity under its credit lines ($914.5 million at June 30, 1996, excluding availability under a lender-discretionary mortgage warehouse line which has no stated limit) and its continuing ability to obtain financing should be sufficient to meet its anticipated operating needs and capital expenditures, as well as planned new acquisitions and investments, for at least the next twelve months. The magnitude of the Company's acquisition and investment program will be governed by the availability of capital.

IMPACT OF NEW ACCOUNTING STANDARDS

     Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," issued by the Financial Accounting Standards Board, which is effective for fiscal years beginning after December 15, 1995, requires that an employer's financial statements include certain disclosures about stock-based employee compensation arrangements regardless of the method used to account for them. The Company continues to measure compensation costs using APB Opinion No. 25, "Accounting for Stock Issued to Employees," and will therefore include pro forma disclosures in the notes to the financial statements for all awards granted after December 31, 1994. The Company will disclose the pro forma net income and pro forma earnings per share as if the fair value based accounting methods in SFAS No. 123 had been used to account for stock-based compensation cost in future financial statement presentations.

     SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," issued by the Financial Accounting Standards Board, is effective for transfers of financial assets and extinguishment of liabilities occurring after December 31, 1996 and is to be applied prospectively. The Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Management does not believe the impact of the adoption of this Statement will have a material impact on its financial position or results of operations.

INFLATION

     The Company has generally been able to offset cost increases with increases in revenues. Accordingly, management does not believe that inflation has had a material effect on its results of operations to date. However, there can be no assurance that the Company's business will not be adversely affected by inflation in the future.

                                    BUSINESS

GENERAL

     The Company is a leading specialty financial services company engaged in residential mortgage acquisition and securitization, Asset Portfolio acquisition and resolution, commercial mortgage banking and institutional real estate investment advisory services. The residential capital markets business involves acquiring, warehousing and securitizing portfolios of B&C loans. On October 25, 1996, the Company completed the Quality Acquisition in which the Company purchased substantially all of the operating assets of Quality. Quality originates B&C loans through a retail system comprised of approximately 50 offices in 31 states. See "Quality Acquisition." The Asset Portfolio acquisition and resolution business involves acquiring at a substantial discount to Face Value and managing and resolving Asset Portfolios to maximize cash recoveries. The Company manages and resolves Asset Portfolios acquired by the Company alone, acquired by the Company with co-investors and owned by third parties. The commercial mortgage banking business involves the origination, underwriting, placement, sale, securitization and servicing of commercial real estate mortgages. The Company's institutional investment advisory subsidiary provides real estate investment advice to various institutional investors (primarily pension funds).

BACKGROUND

     History. The Company is the product of the December 1993 merger of two Asset Portfolio management and resolution service companies: BEI and the former Asset Portfolio management and resolution unit of NationsBank of Texas. BEI was a publicly held company that was engaged in the real estate and asset management services businesses. The BEI Merger created one of the largest Asset Portfolio management and resolution service companies in the United States. Since 1987, the Company and its predecessors have managed over $30.0 billion (Face Value) of Asset Portfolios. Since the BEI Merger, the Company has expanded its operations into the residential and commercial mortgage banking and real estate pension advisory business.

     Business Strategy. The Company's original business of managing and resolving Asset Portfolios for third parties developed as a result of the takeover of failed thrifts and banks by the federal government's deposit insurance agencies in the late 1980s. In 1994, the Company implemented a growth strategy to expand its business lines and to take advantage of business opportunities in those specialty finance markets that capitalize on the Company's competitive strengths and reputation. The key elements of the Company's business strategy now include:

     - growing its participation in the acquisition and securitization of B&C loans through AMRESCO Residential and entering the B&C loan origination business with its acquisition of Quality;

     - increasing the amount that the Company invests for its own account in Asset Portfolios and continuing to provide high quality management and resolution services to co-investors and other third-party owners of Asset Portfolios;

     - expanding its presence in the commercial mortgage banking market through greater market penetration and by increasing its participation in the market for securitization of commercial mortgages;

     - developing its institutional real estate investment advisory business to complement the Company's existing business lines; and

     - acquiring additional businesses which complement the Company's existing core capabilities in specialty financial services.

     The Company will continue to identify, develop and market specialized financial products that combine and take advantage of the various complementary skills existing within the Company's business groups as well as expand its cross-marketing of products and services among its business lines.

RESIDENTIAL CAPITAL MARKETS

     Through AMRESCO Residential, the Company acquires, warehouses and securitizes portfolios of residential mortgages of borrowers who do not qualify for conventional loans or whose borrowing needs are not met by traditional residential mortgage lenders (B&C loans). Such borrowers may not satisfy the more rigid underwriting standards of the traditional residential mortgage lending market for a number of reasons, such as blemished credit histories (from past loan delinquencies or bankruptcy), inability to provide income verification data or lack of established credit history. The Company believes that this market is large and is underserved by traditional lenders. Therefore, there is less competition in this market and interest rates are higher than on mortgage loans for more creditworthy borrowers. The Company primarily purchases first lien mortgages. The Company believes that the higher interest rates offered by the B&C loan market are attractive even after discounting for the potentially greater credit risk associated with such borrowers.

     During 1996 through the date of this Prospectus, the Company has securitized approximately $1.1 billion in residential mortgages in four public offerings of asset-backed securities. To date, the Company has purchased portfolios of residential mortgages exclusively from other financial services companies. Acquisitions are funded through warehouse credit facilities arranged by the Company until the Company accumulates in excess of $250.0 million principal amount of loans. The loans are then conveyed to a special purpose trust that sells into the secondary market various tranches of rated collateralized mortgage-backed securities representing undivided interests in the revenue streams generated by the loans. Subordinated Certificates issued by the trust are purchased by the Company. The Company either retains these Subordinated Certificates or pools and sells them in private sales. The Company does not service any residential loans it acquires. The securities publicly sold to date by the Company have been rated "AAA" by Standard & Poor's and "Aaa" by Moody's Investors Service, Inc. To achieve these ratings the Company has used a combination of over-collateralization techniques and financial guaranty insurance.

     On October 25, 1996, the Company consummated the Quality Purchase Agreement whereby the Company acquired substantially all the operating assets of Quality for $65.0 million in cash and the assumption of warehouse indebtedness and accounts payable existing as of closing. Quality originates B&C loans through a nationwide network of approximately 50 offices in 31 states. These offices enable Quality to maintain local relationships with over 4,500 Quality-approved mortgage brokers. Since commencing its current line of business in 1992, Quality has originated over $5.0 billion of residential loans through September 30, 1996. All of these loans have been sold into the secondary market or securitized. The Company's strategy is to continue to develop Quality as an originator of B&C loans, which will enhance and complement the Company's ability to securitize and sell such loans in the secondary market. See "Quality Acquisition."

     The Company pools the loans it purchases to create asset-backed securities which it sells on a quarterly or more frequent basis, depending on the availability of loans, profitability and other relevant factors. Securitization is used by companies as a cost-competitive source of capital compared to traditional corporate debt financing alternatives. The Company seeks to utilize securitization structures that minimize the Company's capital requirements, while still providing income to the Company. For example, the Company may sell certificates for senior interests in a securitization, but retain subordinated or interest-only certificates, some of which it may later elect to sell. The Company then would have limited capital at risk, but would retain a portion of the cash flow from the securitization. The Company also may seek to place bundled residential mortgages through private securitization transactions such as joint ventures with insurance companies and pension funds. The Company utilizes the net proceeds from securitizations to purchase additional residential mortgages and to pay down outstanding warehouse facilities. The Company, through AMRESCO Residential, uses warehouse facilities with financial institutions to finance its purchase of loans on a short-term basis pending securitization. At October 31, 1996, AMRESCO Residential had an aggregate borrowing capacity of $1.2 billion under three warehouse facilities of which $726.8 million was available.

     In its securitizations, the Company transfers residential mortgages to newly-formed securitization trusts, which issue one or more classes of asset-backed securities. The asset-backed securities are simultaneously sold to investors (except for certain Subordinated Certificates which are purchased by the Company and which are included in "Asset-Backed and Other Securities" in the Company's Consolidated Financial Statements included herein). Each month, collections of principal and interest on the residential mortgages are used by the trustee of the securitization trusts to pay the holders of the related asset-backed securities, to build over-collateralization by using excess interest to pay down principal on such securities and to pay expenses, with any remaining cash flows paid to the Subordinated Certificates. These remaining cash flows on Subordinated Certificates purchased by the Company represent a substantial portion of the Company's revenues. See "Risk Factors -- Change in Business Mix and Management of Growth" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

     The Company arranges for credit enhancement to achieve a desired credit rating on the asset-backed securities issued. The credit enhancement generally involves four primary components: (i) a financial guaranty insurance policy;
(ii) servicer advances of scheduled interest and principal on delinquent loans;
(iii) over-collateralization of the securities; and (iv) use of Subordinated Certificates to absorb losses.

     The financial guarantee insurance policies used to date have been issued by Financial Security Assurance, Inc. ("FSA") and MBIA Insurance Corporation ("MBIA"), which insure payments of principal and interest due on rated asset-backed securities. Both FSA and MBIA and their respective subsidiaries principally insure publicly and privately offered, asset-backed, collateralized and municipal securities.

     A significant portion of the credit enhancement for the securities results from the use of interest collected on the loans that exceeds the sum of the interest payable to the holders of the senior asset-backed securities, the monthly servicing fees and other amounts to pay down the principal on the asset-backed securities. The application of cash collections in this manner causes the security principal balance to decline more quickly than the principal balance of the underlying collateral, thus causing over-collateralization. This over-collateralization provides not only additional principal protection to the security holders, but also a higher level of assets earning interest relative to the level of senior securities on which interest must be paid. Initial and ongoing target levels of over-collateralization must be achieved and maintained on each securitization.

     Once target levels of over-collateralization are achieved, distributions otherwise payable to Subordinated Certificates are used on a monthly basis to absorb any losses and maintain ongoing target over-collateralization levels. If such cash flow is insufficient to absorb losses in a given period, a draw is required under the financial guarantee insurance policy. In future periods, this cash flow must be used to repay any such draws. Each insured securitization trust has certain portfolio performance tests relating to levels of delinquency, defaults and net losses on the loans in such trust. If any of these levels are exceeded, the amount required to be used for additional over-collateralization and not passed through to the Subordinated Certificates may be increased.

     The Company initially retains the Subordinated Certificates. In June 1996, the Company successfully completed the private sale of certain Subordinated Certificates for approximately $39.8 million. Although the Company intends, from time to time, to continue to pursue opportunities to sell other Subordinated Certificates to generate additional borrowing capacity under the Revolving Loan Agreement and reduce the Company's capital exposure with respect to such retained certificates, no assurance can be given that such opportunities will be available in the future.

     The Company does not service the loans acquired or securitized by it. When the originator does not retain servicing rights, the Company selects third-party servicers experienced in servicing B&C loans. The Company closely monitors the performance of its loan servicers. Servicers are required to advance to the securitization trust each month scheduled principal and interest due on delinquent loans. The Company limits it servicer selection to those companies it believes are sufficiently capitalized to meet these advance obligations. The advancement of scheduled principal and interest contributes to the timely payment of principal and interest on the securities.

ASSET ACQUISITION AND RESOLUTION BUSINESS

     General. The Company manages and resolves Asset Portfolios acquired at substantial discounts to Face Value by the Company alone and by the Company with co-investors. The Company also manages and resolves Asset Portfolios owned by third parties. Management of Asset Portfolios includes resolving loans and providing routine accounting services, monitoring collections of interest and principal (if any), confirming (or advancing) insurance premiums and tax payments due on collateral and generally overseeing and managing, if necessary, collateral condition and performance. Asset Portfolios generally include secured loans of varying qualities and collateral types. The majority of the loans in the Asset Portfolios in which the Company invests are in payment default at the time of acquisition. Although some Asset Portfolios include foreclosed real estate and other collateral, the Company generally seeks Asset Portfolios that do not include such assets. The Company does not invest in Asset Portfolios with known environmental liabilities. Asset Portfolios purchased by the Company for its own account are generally comprised of collateralized business loans, the resolution of which may be based either on cash flow of a business or on real estate and other collateral securing the loan. Collateralized business loans acquired by the Company generally have smaller Face Values and often are more quickly resolved than traditional real estate loans. Asset Portfolios purchased by the Company with co-investors generally include loans for which resolution is tied primarily to the real estate securing the loan.

     The Company obtains information on available Asset Portfolios from many sources. Repeat business and referrals from Asset Portfolio sellers with whom the Company previously has transacted business are an important and frequent source of Asset Portfolios. The Company has developed relationships in which it is a preferred Asset Portfolio purchaser from certain sellers. The Company believes that it receives many Asset Portfolio solicitations that result primarily from the Company's reputation as an active portfolio purchaser. Other important sources of business include referrals from co-investors who seek the Company's participation in Asset Portfolio purchases, focused contacts initiated by senior management, public advertising of Asset Portfolios for sale and the Company's nationwide presence.

     Although the need for asset management and resolution services by governmental agencies has substantially declined in recent years, the Company believes that a permanent market for Asset Portfolio acquisition, management and resolution services has emerged within the private sector. The Company believes that many financial institutions now recognize that it is advantageous to use outside contractors to manage and resolve Asset Portfolios for a variety of reasons, including a desire to reduce overhead costs, inadequate staffing to handle large volumes of Asset Portfolios or a need to avoid management and personnel distractions with the intensive and time-consuming job of resolving Asset Portfolios. These financial institutions include multinational, money center, super regional and regional banking institutions in the United States, Canada and Europe, as well as insurance companies in the United States. Moreover, financial institutions have embraced the concept of packaging and selling Asset Portfolios to investors as a means of disposing of nonperforming and underperforming loans and improving the financial institution's balance sheet. Consolidations within the banking industry have reinforced this trend. Insurance companies, which historically have avoided outsourcing Asset Portfolio management or selling Asset Portfolios, also are emerging as sellers of Asset Portfolios due in part to the implementation of risk-based capital rules for insurance companies. Additionally, there is a market for management and resolution services for delinquent or nonperforming loans within performing securitized loan pools. The Company believes that the significant volume of annual performing loan securitizations makes this an attractive market in which to participate.

     The Company believes that opportunities for the acquisition, management and resolution of Asset Portfolios are becoming increasingly evident in certain international markets and that lenders in these markets are adopting many of the Asset Portfolio management and resolution outsourcing techniques currently utilized in the United States. Accordingly, the Company has opened offices in Toronto (August 1994) employing 17 persons and London (October 1995) employing 6 persons, each at June 30, 1996, in order to take advantage of both investment and servicing opportunities in Canada, the United Kingdom and certain other Western European nations. The Company believes that the international markets are less competitive and, as a result, provide more attractive investments and greater profit margins. The Company may open other offices and seek strategic alliances in other international markets. The Company had $248.5 million (Face Value) in Canadian Asset Portfolios and $87.9 million (Face Value) in United Kingdom Asset Portfolios under management as of June 30, 1996.

     Because of the significant decline in Asset Portfolio management and resolution services required by governmental agencies and the trend toward outright sales of Asset Portfolios, the Company shifted its strategic focus to becoming an active Asset Portfolio investor for its own account and a co-investor with other

Asset Portfolio buyers. The Company believes that as a direct investor in Asset Portfolios it has a significant competitive advantage relative to the Company's competitors in the management and resolution business. Moreover, the Company believes that direct investment permits the Company to take advantage of the profit opportunities of Asset Portfolio investing. The Company believes that it can gain market share in the Asset Portfolio acquisition, management and resolution business due to its financial strength, experience in managing and resolving Asset Portfolios, national reputation and strategic relationships with sellers and purchasers of Asset Portfolios, including financial institutions, large corporate buyers, investment banking firms and sophisticated private investors.

     For the six months ended June 30, 1996 and the year ended December 31, 1995, $44.8 million (53.5%) and $81.1 million (73.4%), respectively, of the Company's gross revenues were attributable to its Asset Portfolio acquisition and resolution business. The following table reflects the ownership composition of the Asset Portfolios (based on their Face Value) under management by the Company as of the dates indicated and further reflects the decline in the management of Asset Portfolios for governmental agencies and the increase in the Company's investment in Asset Portfolios since December 31, 1993. Certain reclassifications of prior period amounts have been conformed to the current year presentation.

                                                                            AS OF DECEMBER 31,
                                    AS OF JUNE 30,      -----------------------------------------------------------
                                         1996                 1995                 1994                 1993
                                   -----------------    -----------------    -----------------    -----------------
                                               % OF                 % OF                 % OF                 % OF
                                    AMOUNT     TOTAL     AMOUNT     TOTAL     AMOUNT     TOTAL     AMOUNT     TOTAL
                                   --------    -----    --------    -----    --------    -----    --------    -----
                                                                (DOLLARS IN MILLIONS)
Wholly-owned by the Company(1).... $  440.6     13.9%   $  354.3      9.6%   $  140.4      4.6%   $   90.4      1.6%
Owned by the Company with co-
  investors(2)....................  1,262.6     39.7     1,558.1     42.2     1,675.9     55.3       392.4      6.8
Owned by third parties:
  Securitized mortgage pools......    730.3     22.9       738.3     20.0       315.0     10.4       268.8      4.7
  Government and other owners.....    748.0     23.5     1,043.2     28.2       900.5     29.7     5,002.8     86.9
                                   --------    -----    --------    -----    --------    -----    --------    -----
         Total under management... $3,181.5    100.0%   $3,693.9    100.0%   $3,031.8    100.0%   $5,754.4    100.0%
                                   ========    =====    ========    =====    ========    =====    ========    =====

---------------

(1) Includes $76.5 million, $66.8 million, $13.9 million and $0.0 million of asset-backed securities, and $12.5 million, $1.7 million, $0.6 million and $0.0 million of real estate as of June 30, 1996 and as of December 31, 1995, 1994 and 1993, respectively.

(2) Includes the securitized Asset Portfolios managed by the Company in which the Company has invested, which aggregated $644.6 million, $775.3 million, $973.8 million and $354.3 million as of June 30, 1996 and as of December 31, 1995, 1994 and 1993, respectively.

     The following table reflects, by ownership category, the number of Asset Portfolios managed by the Company and the number of assets included in such portfolios as of June 30, 1996:

                                                             NUMBER OF ASSET       NUMBER OF
                                                               PORTFOLIOS           ASSETS
                                                             ---------------    ---------------
    Wholly-owned by the Company.............................        42               1,176
    Owned by the Company with co-investors..................        29               1,149
    Owned by third parties:
      Securitized mortgage pools............................        13                 859
      Government and other owners...........................        11               1,233
                                                                    --
                                                                                     -----
              Total under management........................        95               4,417
                                                                    ==               =====

     The following table reflects the Company's investment (at carrying value) in Asset Portfolios as of the dates indicated below:

                                                           AS OF         AS OF DECEMBER 31,
                                                          JUNE 30,    ------------------------
                                                            1996       1995     1994     1993
                                                          --------    ------    -----    -----
                                                                 (DOLLARS IN MILLIONS)
    Wholly-owned by the Company(1).......................  $192.6     $170.5    $34.4    $33.8
    Owned by the Company with co-investors(2)............    31.8       34.3     33.7      2.5
                                                           ------     ------    -----    -----
              Total......................................  $224.4     $204.8    $68.1    $36.3
                                                           ======     ======    =====    =====

---------------

(1) Includes $35.2 million, $33.9 million, $3.5 million and $0.0 million of asset-backed securities, and $12.6 million, $0.5 million, $0.0 million and $0.0 million of real estate as of June 30, 1996 and as of December 31, 1995, 1994 and 1993, respectively.

(2) Includes the securitized Asset Portfolios managed by the Company in which the Company has invested, which aggregated $8.4 million, $8.9 million, $7.9 million and $1.7 million as of June 30, 1996 and as of December 31, 1995, 1994 and 1993, respectively.

     Asset Portfolio Investment. The Company invests in Asset Portfolios by purchasing them alone or with co-investors. As of June 30, 1996, the Company's weighted average investment in all Asset Portfolios in which it was a co-investor was 5.9% of the aggregate purchase price of such Asset Portfolios. The Company generally funds its share of any investment with a combination of borrowings under its then existing credit line and internal cash flow. Future Asset Portfolio purchases will depend on the availability of Asset Portfolios offered for sale, the availability of capital and the Company's ability to submit successful offers to purchase Asset Portfolios. As a result, Asset Portfolio purchases may vary significantly from quarter to quarter. The following table reflects the Company's total purchases (at cost) of Asset Portfolios by fiscal quarter over the past nine quarters:

                                                                    FOR THE QUARTER ENDED
                             ----------------------------------------------------------------------------------------------------
                             JUNE 30,   MARCH 31,   DEC. 31,   SEPT. 30,   JUNE 30,   MARCH 31,   DEC. 31,   SEPT. 30,   JUNE 30,
                               1996       1996        1995       1995        1995       1995        1994       1994        1994
                             --------   ---------   --------   ---------   --------   ---------   --------   ---------   --------
                                                                    (DOLLARS IN THOUSANDS)
Wholly-owned by the
  Company(1)...............  $48,066     $24,548    $76,749     $45,987    $62,499     $15,539    $21,014                $ 6,941
Owned by the Company with
  co-investors(2)..........                  581      5,452         325      8,480       6,294      7,900     $11,306      8,948
                             -------     -------    -------     -------    -------     -------    -------     -------    -------
        Total..............  $48,066     $25,129    $82,201     $46,312    $70,979     $21,833    $28,914     $11,306    $15,889
                             =======     =======    =======     =======    =======     =======    =======     =======    =======

---------------

(1) Includes $2,822, $27,520, $13,248, $2,875 and $3,497 in the quarters ended
    June 30, 1996, December 31, 1995, September 30, 1995, June 30, 1995 and June 30, 1994, respectively, for purchases of asset-backed securities, but does not include any real estate assets.

(2) Includes $4,000, $1,601 and $2,000 of investments in securitized mortgage pools purchased in the quarters ended December 31, 1994, June 30, 1994 and March 31, 1994, respectively.

     Prior to making an offer to purchase an Asset Portfolio, the Company conducts an extensive investigation and evaluation of the individual loans generally comprising 100% of the aggregate Face Value of all the loans therein, except in rare instances where an unusually large number of smaller assets are being purchased. This examination typically consists of analyzing the information made available by the Asset Portfolio seller (generally, the respective credit and collateral files for the loans), reviewing other relevant material that may be available (including tax and judgment records), and analyzing the underlying collateral (including conducting site inspections, obtaining value opinions from third parties and consulting with any of the Company's asset managers who have experience with the local market for such assets). The Company also reviews information on the local economy and real estate markets in the area in which the loan collateral is located. Because of its broad, nationwide experience in managing assets, the Company often is able to draw on its asset management experience in the specific market in which an asset is located. Unlike the original lender, the Company values Asset Portfolio loans based on the present value of estimated total cash flow from resolution, with the expectation that the loans will be resolved prior to scheduled maturity. Generally, the Company does not refinance or renew purchased loans or grant new credit.

     Asset Portfolio evaluations are conducted almost exclusively by the Company's employees who specialize in analysis of nonperforming and underperforming loans, often with further specialization based on geographic or collateral-specific factors. Most of these employees have previously served the Company (and some continue to serve) as asset managers with responsibility for resolving such loans. Their asset management experience aids these individuals, working together in teams, in making informed judgments about the status of each loan and the underlying collateral, the probable cash flows from the loan, the likely resolution of the loan and the time and expense required for such resolution. The Company's personnel document these evaluations in standardized Company formats.

     Upon completion of evaluation forms, the Company compiles a database of information about the loans in the Asset Portfolio. The primary focus of the database is the anticipated recovery amount, timing and cost of the resolution of the Asset Portfolio. Using its proprietary modeling system and loan information database, the Company then determines the amount it will offer. The offer is structured to achieve certain minimum rates of return. As of June 30, 1996, the Company had paid an average purchase price of 54% of the aggregate Face Value on all of its Asset Portfolios.

     When an Asset Portfolio is acquired (whether for the Company's own account or with co-investors), the Company assumes the management of the loans in that portfolio. Management includes responsibility both for servicing and for resolving such loans. The Company's asset managers are given the supporting due diligence information and projections relating to each newly acquired loan for which the manager assumes management responsibility. Because asset managers are actively involved in the Asset Portfolio evaluation process, it is not unusual for an asset manager to be given management responsibility for the specific loans that the asset manager assisted in evaluating in the due diligence or pricing processes. The Company believes that by combining the resolution and evaluation activities it achieves efficiency in loan resolution and accuracy in loan evaluations.

     Asset resolutions are typically accomplished through (i) negotiating with debtors a discounted payoff, which may be accomplished through a refinancing by the obligor with a lender other than the Company, or (ii) foreclosure and sale of the collateral. The Company generally seeks consensual resolution of each loan, having found that a negotiated resolution usually maximizes the Company's or investor's rate of return. Historically, the Company has resolved the majority of the assets within an Asset Portfolio within 18 months of acquisition. The goal of the Company's asset resolution process is to maximize in a timely manner the cash recovery on each loan in an Asset Portfolio.

     In evaluating Asset Portfolios, the Company takes into account concentrations of collateral located in specific regions of the United States, Canada and the United Kingdom. As of June 30, 1996, the geographic dispersion of each primary asset securing the loans in the Asset Portfolios in which the Company had invested (whether for its own account or with co-investors) was as follows:

                                                                               NUMBER
                                                  FACE VALUE    % OF TOTAL    OF ASSETS    % OF TOTAL
                                                  ----------    ----------    ---------    ----------
                                                                 (DOLLARS IN MILLIONS)
    Northeast...................................   $  400.0         23.5%         986          42.4%
    West........................................      660.0         38.7          455          19.6
    Southwest...................................      163.2          9.6          252          10.8
    Midwest.....................................       77.0          4.5           79           3.4
    Southeast...................................      291.8         17.1          423          18.2
                                                   --------        -----        -----         -----
      United States Subtotal....................    1,592.0         93.4        2,195          94.4
    Canada......................................       23.3          1.4           78           3.4
    UK..........................................       87.9          5.2           52           2.2
                                                   --------        -----        -----         -----
              Total.............................   $1,703.2        100.0%       2,325         100.0%
                                                   ========        =====        =====         =====

     The Company invests in both Asset Portfolios composed of collateralized business loans and in Asset Portfolios composed of real estate collateralized loans. Asset Portfolios purchased by the Company alone have tended to be primarily composed of collateralized business loans, because many such Asset Portfolios are within the size range generally sought by the Company. Asset Portfolios composed primarily of real estate loans typically are larger and the Company's investments in such portfolios usually are made with co-investors. At June 30, 1996, the Face Value of the Company's total investment in wholly-owned Asset Portfolios aggregated approximately $440.6 million, which was composed of approximately $341.8 million (77.6%) of collateralized business loans, approximately $9.8 million (2.2%) of real estate loans, approximately $76.5 million (17.4%) of asset-backed securities and approximately $12.5 million (2.8%) of real estate.

     In addition, as of June 30, 1996, the Asset Portfolios in which the Company had invested (whether for its own account or with co-investors) included approximately 2,325 individual assets. The Company has found that the market for smaller portfolios is less competitive, because larger Asset Portfolio buyers often elect not to consider these portfolios. In a recent industry trend, some Asset Portfolio sellers are soliciting bids on portfolios consisting of small groups of loans.

     The Company also purchases Subordinated Certificates (typically composed of problem loans to which the Company can apply its resolution expertise). The Company believes that acceptance of this risk is similar to its Asset Portfolio acquisition business, and that the risk is acceptable because the Company has significant expertise in understanding loan valuations and will manage the loan resolutions.

     Investment Funds. The Company intends to expand its investing activities by marketing to institutional investors the opportunity to invest in Subordinated Certificates of residential and commercial mortgage securitizations through investment funds being organized by the Company. The Company anticipates that its equity investment would range between 10% and 20% of the total funds invested. The Company believes that it can apply to the underlying collateral the valuation and underwriting expertise available in its Asset Portfolio acquisition and resolution, commercial mortgage banking and residential capital markets business groups, and thus take advantage of investment opportunities that are presented by such Subordinated Certificates. The Company also believes that acquiring Subordinated Certificates will generate opportunities for the Company's asset management and servicing group. The majority of the Company's investment in these Subordinated Certificates in the future will be through these funds. As a policy, the Company will not sell to these funds Subordinated Certificates created in securitizations organized by the Company. The funds will be marketed through the Company's pension advisory group.

     Third Party Asset Management and Resolution Services. The Company provides asset management and resolution services to third parties pursuant to contracts with owners of Asset Portfolios (including partnerships, joint ventures and other groups in which the Company is a co-investor). Management of Asset Portfolios includes developing loan resolution strategies and resolving loans, overseeing and managing collateral condition and performance, and providing routine accounting services.

     Asset management and resolution contracts relating to Asset Portfolios managed by the Company for third parties have a finite duration, typically three to five years, and, at June 30, 1996, covered Asset Portfolios with an aggregate Face Value of approximately $1.5 billion. These contracts generally provide for the payment of all or a combination of (i) a fixed annual management fee (generally between 50 and 75 basis points based on the Face Value or original purchase price of the loans) with revenues declining as assets under management decrease, (ii) a resolution fee (generally between 50 and 150 basis points based on the net cash collections on loans and assets) and (iii) a negotiated incentive fee for the successful resolution of loans or assets which is earned after a predetermined rate of return for the portfolio owner or co-investor is achieved. Older Asset Portfolios serviced by the Company are composed primarily of assets which were sold by the RTC and the FDIC and generally contain relatively small loan balances. As these portfolios are resolved, they are being replaced by Asset Portfolios with relatively larger loan balances. This permits the Company to achieve increased servicing efficiencies.

     As part of its third-party asset management and resolution business, the Company aggressively pursues contracts to serve as the designated Special Servicer for pools of securitized commercial mortgages. After a loan within a securitized pool of performing loans becomes delinquent or nonperforming, the Master Servicer or Primary Servicer of the pool will contractually transfer responsibility for resolution of that loan to the pool's designated Special Servicer. Special Servicers earn an annual fee (typically approximately 50 basis points of the Face Value of the delinquent or nonperforming loans subject to Special Servicing), plus a 75 to 100 basis points resolution fee based on the total cash flow from resolution of each such loan as it is received. As of June 30, 1996, the Company was the designated Special Servicer for securitized pools holding over $8.0 billion (Face Value) of loans, $730.3 million (Face Value) of which had been assigned to the Company for resolution in its capacity as Special Servicer. The Company believes that its willingness to purchase participating interests in the delinquent or nonperforming portion of a securitized portfolio provides the Company a significant competitive advantage in pursuing Master/Full and Special Servicer contracts.

COMMERCIAL MORTGAGE BANKING BUSINESS

     General. The Company performs a wide range of commercial mortgage banking services, including originating, underwriting, placement, selling and servicing commercial real estate loans through its Holliday Fenoglio, ACC and AMRESCO Services commercial mortgage banking units. For the year ended December 31, 1995 and the six month period ended June 30, 1996, $26.6 million (24.1%) and $20.4 million (24.4%), respectively, of the Company's gross revenues were attributable to the Company's commercial mortgage banking business.

     The Company believes that the commercial real estate mortgage banking business offers significant growth opportunities. There are an estimated $1.0 trillion of commercial real estate mortgages outstanding within the United States and the Company estimates that $125.0 billion to $150.0 billion in commercial real estate mortgages are refinanced each year in addition to mortgage financing of new construction. Originations of loans for new construction projects are cyclical and are influenced by various factors including interest rates, general economic conditions and demand patterns in individual real estate markets. The commercial mortgage banking industry is fragmented, composed primarily of small local or regional firms. The Company anticipates that expensive technological demands, increasingly standardized underwriting requirements, more demanding borrowers and lenders and the emergence of a market for securitized commercial real estate mortgage pools will likely push the commercial mortgage banking industry toward greater consolidation. The Company believes that well-capitalized, full service, nationwide mortgage banking firms offering a variety of mortgage banking and loan management services will emerge from this consolidation. The Company's objective is to improve its position as a major nationwide full service mortgage banker to the commercial real estate industry. The Company intends to achieve this goal through the internal development of its commercial mortgage banking group and through strategic acquisitions of commercial mortgage bankers which either serve key real estate markets in the United States or provide niche or specialized services that enhance the Company's product line.

     Commercial Mortgage Banking Business. As a leading full service commercial mortgage broker and banker with offices in key markets throughout the United States, the Company provides a wide range of real estate capital markets services to owners and developers of the full range of commercial real estate properties. The typical consumers of commercial real estate mortgage banking services are both real estate developers and owners (as borrowers) and investor/lenders (as funding sources). Due to the more specialized nature of commercial mortgage lending and the smaller universe of lenders serving this market (in each case relative to the residential mortgage market), borrowers rely on commercial mortgage brokers and bankers to find competitive lenders, and these lenders (particularly insurance companies and pension plans, which do not generally have origination staffs located in multiple branches) rely on mortgage brokers and bankers to source potential borrowers. Lenders generally include banks, pension funds and insurance companies. In originating loans, Holliday Fenoglio and ACC each work closely with both the borrower and potential lenders from the time a loan prospect is first contacted, through the application and proposal process and throughout the documentation of the loan to final funding. Holliday Fenoglio and ACC each typically perform extensive due diligence and market analysis for the lenders in this process.

     Holliday Fenoglio was one of the largest commercial mortgage bankers in the United States in 1995 (based on origination volume) and primarily serves commercial real estate developers and owners by originating commercial real estate loans. Holliday Fenoglio originated approximately $2.1 billion of commer-cial real estate loans during 1995 and approximately $1.1 billion during the six months ended June 30, 1996. Holliday Fenoglio principally targets developers and owners of higher-quality commercial and multifamily real estate properties. Holliday Fenoglio services prospective borrowers through its own commission-based mortgage bankers in its offices located in Atlanta, Boca Raton, Buffalo, Dallas, Houston, New York City, Orange County (California), Orlando and Portland (Oregon). The loans originated by Holliday Fenoglio generally are funded by institutional lenders, primarily insurance companies, and by Conduit Purchasers, with Holliday Fenoglio retaining the Primary Servicer rights on approximately 20% of such loans. The Company believes that Holliday Fenoglio's relationship and credibility with its institutional lender network provide the Company a competitive advantage in the commercial mortgage banking industry.

     ACC, which originated approximately $447.1 million of mortgages during 1995 and approximately $105.2 million of mortgages during the six months ended June 30, 1996, is a mortgage banker that originates and underwrites commercial real estate loans that are funded primarily by Conduit Purchasers. Accordingly, ACC unlike Holliday Fenoglio, makes certain representations and warranties concerning the loans it originates. These representations cover title to the property, lien priority, environmental reviews and certain other matters. ACC targets mortgage loans for commercial real estate properties that are suitable for sale to Conduit Purchasers that accumulate loans for securitization programs. ACC has established a financing and advisory relationship with a major Wall Street investment bank whereby ACC will originate commercial mortgages, which will be funded and securitized by a partnership. Through this relationship, ACC will share in both the risk and the profit opportunities of a Conduit Purchaser. By aligning its economic interest with the Conduit Purchaser and jointly underwriting all loans purchased, the Company believes it can significantly reduce the amount of time necessary to commit to a loan (by avoiding duplicate underwriting evaluations) thereby enhancing its competitiveness in this market. ACC serves its market directly through ACC's offices located in Dallas, Miami, Washington, D.C. and Winston-Salem as well as through a network of approximately 38 independent mortgage brokers located throughout the United States. Through June 30, 1996, approximately 20.0% of the loans underwritten by ACC were originated by Holliday Fenoglio, with Holliday Fenoglio and ACC each receiving fees for their respective services.

     The Company believes that it has certain additional significant advantages in the commercial mortgage banking marketplace. First, through its relationships with certain institutional investors, the Company is able to underwrite and sell commercial mortgage loans, particularly in instances where the borrower needs relatively quick access to funding for a particular project. Through a warehouse credit facility arranged in early 1995, the Company is able to underwrite and fund a loan and hold that loan for resale to a buyer. Second, because of the Company's extensive experience in real estate markets, the Company believes it can carefully evaluate the risks of such underwriting transactions in order to minimize financial exposure to the Company in underwriting and/or warehousing a loan.

     ACC is approved by Fannie Mae to participate in its Delegated Underwriting and Servicing ("DUS") program. An approved DUS lender is delegated the authority to approve, commit and close loans for multifamily mortgages on a national basis with the assurance that Fannie Mae will purchase the loans. In contrast to a "prior approval" lender, DUS lenders do not need to obtain the approval of Fannie Mae prior to making the loan. In return for the delegated authority to make loans and the subsequent purchase of such loans by Fannie Mae, DUS lenders must maintain a significant capital base, and retain a certain level of credit risk on the loans they make. The DUS lender takes first loss risk up to 5% of the loan amount, and above 5% Fannie Mae and the DUS lender share the loss, with the DUS lender's maximum loss capped at 20% of the loan amount.

     ACC is one of only 28 currently approved DUS lenders. While all DUS lenders operate on a national basis, the Company believes that ten such lenders account for the majority of DUS volume. The Company believes that ACC, as one of the few DUS lenders, has certain competitive advantages in the multifamily mortgage origination business. These advantages include the competitive pricing afforded by Fannie Mae's position as the largest purchaser of housing related mortgages in the nation and the ability to commit and close mortgages without the delay and the accompanying market risks of such delay for an approval process by the mortgage purchaser. For these reasons, the Company expects Fannie Mae loan originations to become a significant part of its commercial mortgage banking activities. Holliday Fenoglio is expected to be a significant source of such loan originations.

     ACC is also a member of the Freddie Mac multifamily seller/servicer program in Florida, North Carolina and South Carolina and intends to expand into other states. Through this program, the Company sells to Freddie Mac and services multifamily apartment mortgages in these states.

     The Company generally earns a fee of between 50 and 100 basis points of the loan amount for originated or underwritten loans, plus certain additional processing fees. From time to time, the Company also originates nontraditional financing involving hybrid forms of debt, equity participations and other creative financing structures. Fees for equity or joint venture structures are typically higher.

     The table that follows reflects the loan origination activity, loan origination and underwriting fee revenue and number of loan origination offices for the six months ended June 30, 1996 and the year ended December 31, 1995:

                                                              FOR THE SIX        FOR THE YEAR
                                                             MONTHS ENDED            ENDED
                                                             JUNE 30, 1996     DECEMBER 31, 1995
                                                             -------------     -----------------
                                                                    (DOLLARS IN MILLIONS)
    Loan origination:
      Dollar volume........................................    $ 1,184.0           $ 2,573.4
      Number of loans......................................          195                 444
    Loan origination and underwriting fees earned..........    $     9.8           $    20.6
    Number of loan origination offices.....................           11                  11

     The Company has established relationships with over 200 institutional lenders that include insurance companies, pension plans and Conduit Purchasers. In 1995, the Company placed 444 loans with approximately 80 different lenders. For the six months ended June 30, 1996, the Company placed 195 loans with approximately 50 different lenders. Forty-four institutional lenders have retained the Company as their respective exclusive or semi-exclusive loan originator in selected cities and regions.

     Commercial Loan Servicing Business. The Company serves as a Primary Servicer for whole loans and as a Master/Full Servicer for securitized pools of commercial mortgages through AMRESCO Services. At June 30, 1996, the Company acted as servicer with respect to approximately $10.9 billion of loans. See
"-- Asset Acquisition and Resolution Business -- Third Party Asset Management and Resolution Services." The dominant users of commercial loan servicers are commercial mortgage-backed bond trusts and similar securitized asset-backed loan portfolios made up of numerous passive investors. Other lenders often contract with the originating mortgage banker or other third-party servicer to manage collection, accounting and other activities with respect to the loan. The revenue stream from servicing contracts on commercial mortgages is relatively predictable as prepayment penalties in commercial mortgages discourage early loan payoffs, a risk that is more significant to servicers of residential mortgage portfolios.

     Primary Servicing involves collecting monthly mortgage payments, maintaining escrow accounts for the payment of ad valorem taxes and insurance premiums on behalf of borrowers, remitting payments of principal and interest promptly to investors in the underlying mortgages, reporting to those investors on financial transactions related to such mortgages and generally administering the loans. The Primary Servicer also must cause properties to be inspected periodically, determine the adequacy of insurance coverage on each property, monitor delinquent accounts for payment and, in cases of extreme delinquency, institute and complete either appropriate forbearance arrangements or foreclosure proceedings on behalf of investors. Primary Servicer rates are determined by a bidding and negotiating process. At June 30, 1996, the Face Value of the Company's Primary Servicing portfolio totaled approximately $3.1 billion.

     Master Servicing involves providing administrative and reporting services to securitized pools of mortgage-backed securities. Typically, mortgages underlying mortgage-backed securities are serviced by a number of Primary Servicers. Under most master servicing arrangements, the Primary Servicers retain principal responsibility for administering the mortgage loans and the Master Servicer acts as an intermediary in overseeing the work of the Primary Servicers, monitoring their compliance with the issuer's standards and consolidating their respective periodic accounting reports for transmission to the issuer of the related securities. The Company occasionally is designated as the Full Servicer for a pool of mortgages, in which case the Company acts as Master, Primary and Special Servicer for the pool. Master/Full Servicers are typically paid fees based on the Face Value of loans under management, and the compensation is determined by a bidding and negotiating process. At June 30, 1996, the Face Value of the Company's Master/Full Servicing portfolio totaled approximately $7.8 billion. The average life of these securitized pools is expected to be approximately eight years.

     The market for servicing performing loan pools constitutes a much larger potential market than the market for servicing nonperforming and underperforming assets. The Company believes that by gaining access to these pools in a servicer capacity, opportunities exist for the Company to originate loan refinancings as outstanding loans mature. In addition, the Company's ability to also act as Special Servicer is a competitive advantage. The Company, therefore, has targeted the market for performing loan management services as a growth area for the Company. The Company has previously participated in this market as a Primary Servicer of commercial real estate loans for loans originated by the Company's mortgage banking unit and for loans owned by investor clients.

     Special Situation Lending. The Company has teamed with a major Wall Street investment bank to provide financing to commercial real estate and business borrowers for short-term financing or in situations where conventional financing is unavailable. The Company will consider financing for asset acquisitions and special use projects, "bridge" financing, bankruptcy and post-bankruptcy financing, financings to accommodate discounted payoffs, debt restructurings and "turnaround" situations, acquisitions of Asset Portfolios and the acquisition of creditor positions in litigation or bankruptcy cases. These loans are generally collateral-based, including commercial real estate, machinery and equipment. The Company often approaches the winning bidder for an Asset Portfolio on which the Company also bid to fund the winner's purchase. The Company believes it often has a significant advantage in this lending market, because the Company understands the unique characteristics of the market and has already evaluated the specific Asset Portfolios. Typically special situation loans have a term of six to 36 months and provide higher interest rate opportunities than conventional loans. Through June 30, 1996, the Company had arranged $55.0 million of such loans with the Company funding $12.9 million of such loans and the investment bank funding the balance.

INSTITUTIONAL REAL ESTATE INVESTMENT ADVISORY SERVICES

     The Company believes that a market exists for quality real estate advisory services to pension plans and other institutional investors in commercial real estate. The Company believes that through the targeted hiring of high quality personnel with proven track records and the purchase of advisory contracts from other advisors, the Company can become a major provider of real estate advisory services to institutional real estate investors, such as pension plans. The Company's acquisition of substantially all of the advisory contracts and the hiring of pension advisory personnel of Acacia was the first step in the implementation of this strategy. The Company principally provides investment advice to various institutional investors (primarily pension funds) seeking to invest a portion of their funds in real estate and related investments. The investors establish certain investment parameters with the Company (e.g., amount of funds available for investment, type of property, geographic mix, form of investment (loan, partnership, direct ownership), target rate of return and investment term). The Company then seeks investment opportunities it believes meet the investors' parameters. The investors exercise varying degrees of control over the Company's investment decisions. Depending on the amount of discretion granted by the client, the Company also will make a recommendation, or the final decision, concerning whether to sell a particular property and will direct the work necessary to complete the sale. Although the Company is paid acquisition and disposition fees by some of its clients, its principal source of revenue is asset management fees, which are based on the cash flow of the investments under management or are negotiated at the time of the client's investment in a property.

     As more fully described above in "-- Asset Acquisition and Resolution Business -- Asset Portfolio Investment," the Company intends to organize and market investment funds that will invest in Subordinated Certificates. The Company intends to market these funds through the institutional investment advisory group.

COMPETITION

     The Company's competition varies by business line and geographic market. Generally, competition within each of the business lines within which the Company competes is fragmented, with national, local and regional competitors, none of which dominates a particular business line. Certain of the Company's competitors within each of its business lines are larger and have greater financial resources than the Company.

     The Company recently has encountered increased competition in the market for B&C loans as more originators and Conduit Purchasers enter this market. This could impact origination and acquisition volume and profit margins. Certain of the Company's larger, national competitors have access to greater financial resources and lower costs of capital. In addition, the Company believes that its ability to acquire Asset Portfolios for its own account will be important to its future growth. Recently, the Company has encountered increased competition in the market for Asset Portfolios which could cause the Company to experience decreasing profit margins in this business line in order to remain a competitive bidder for Asset Portfolios. In addition, declining profit margins presented by current bidding opportunities has caused the Company to redeploy its capital in more profitable product lines. Asset Portfolio acquisitions also require significant capital.

     The Company also encounters significant competition in its other business lines. The commercial mortgage banking business is highly fragmented with certain large national competitors and significant localized competition. In addition, within the commercial loan origination and residential mortgage securitization business access to, and the cost of, capital are critical to the Company's ability to compete. The Company must compete with numerous competitors, many of which have superior access to capital sources and can arrange or obtain lower cost capital for customers.

LEGAL PROCEEDINGS

     The Company is involved from time to time in various legal proceedings arising in the ordinary course of business. In connection with the Company's loan servicing, asset management and resolution activities, the Company is indemnified to varying degrees by the party on whose behalf the Company is acting. The Company also maintains insurance that management believes is adequate for the Company's operations. None of the legal proceedings in which the Company is currently involved, either individually or in the aggregate (and after consideration of available indemnities and insurance), is expected to have a material adverse effect on the Company's business or financial condition.

EMPLOYEES

     At June 30, 1996, the Company and its subsidiaries employed 795 persons. Of that total, 317 persons were employed in the Company's asset acquisition and resolution group, 310 in the Company's commercial mortgage banking and services group, 14 in its residential capital markets, 23 in its institutional real estate investment advisory business and 131 in general administration. The Company believes that its employee relations are generally good.

PROPERTIES

     The Company leases approximately 130,000 square feet in the North Tower of the Plaza of the Americas in Dallas, Texas for its centralized corporate functions including executive, business development and marketing, accounting, legal, human resources and support. This lease has an initial termination date of October 31, 2006 and has an initial annual base rent of approximately $1.5 million. The Company also leases space for branch offices pursuant to leases with varying terms.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below are the names, ages and a brief account of the business experience of each person who is a director or executive officer of the Company.

                                                 POSITION WITH THE COMPANY AND PRINCIPAL
             NAME               AGE               OCCUPATION DURING THE PAST FIVE YEARS
------------------------------  ---     ----------------------------------------------------------
Robert L. Adair III...........  53      Mr. Adair serves as director, President and Chief
                                        Operating Officer of the Company (since December 1993).
                                        Mr. Adair previously served as Executive Vice President
                                        and director of BEI (1989 to December 1993). His term as a director expires in 1997.
L. Keith Blackwell............  55      Mr. Blackwell serves as Vice President (since February
                                        1996), General Counsel and Secretary (since January 1994)
                                        of the Company and previously served as General Counsel
                                        and Secretary of Holdings (December 1993). Mr. Blackwell
                                        previously was an investor and consultant (May 1992 to
                                        December 1993) and served as Executive Vice President,
                                        General Counsel and Secretary of First Gibraltar Bank,
                                        FSB, a Federal savings bank (December 1988 to May 1992).
James P. Cotton, Jr...........  57      Mr. Cotton serves as a director of the Company (since
                                        December 1993). His term expires in 1998. Mr. Cotton
                                        previously served as Chairman of the Board of BEI (1986 to
                                        December 1993). Mr. Cotton also serves as Chairman of the
                                        Board and Chief Executive Officer of USBA Holdings, Ltd.,
                                        a provider of products and services to financial
                                        institutions (since 1990).
Richard L. Cravey.............  52      Mr. Cravey serves as a director of the Company. His term
                                        expires in 1999. Mr. Cravey previously served in the
                                        following positions: Chairman of the Board and Chief
                                        Executive Officer of the Company (December 1993 to May
                                        1994) and Chairman of the Board of Holdings (1992 to
                                        December 1993). Mr. Cravey also holds the following
                                        positions: Founder and Managing Director of Cravey, Green
                                        & Wahlen Incorporated, a private risk capital investment
                                        firm (since 1985), its investment management affiliate,
                                        CGW Southeast Management Company (since 1991) and its
                                        affiliates, CGW Southeast I, Inc. (the general partner of
                                        CGW Southeast Partners I, L.P.) and CGW Southeast II, Inc.
                                        (the general partner of CGW Southeast Partners II, L.P.)
                                        (since 1991); and Director of Cameron Ashley Building
                                        Products, Inc., a national distributor of home building
                                        products (since 1994).
Barry L. Edwards..............  49      Mr. Edwards serves as Executive Vice President and Chief
                                        Financial Officer of the Company (since November 1994).
                                        Mr. Edwards previously served as Vice President and
                                        Treasurer of Liberty Corporation, an insurance holding
                                        company (1979 to November 1994).
Gerald E. Eickhoff............  50      Mr. Eickhoff serves as a director of the Company. His term expires in 1999. Mr. Eickhoff also is a private investor
                                        (since December 1993). He previously served as President,
                                        Chief Executive Officer and director of BEI (1986 to
                                        December 1993).

                                                 POSITION WITH THE COMPANY AND PRINCIPAL
             NAME               AGE               OCCUPATION DURING THE PAST FIVE YEARS
             ----               ---              ---------------------------------------
Harold E. Holliday, Jr........  49      Mr. Holliday serves as President -- Commercial Mortgage
                                        Bank of the Company (since February 1996). He previously
                                        served as Chairman of the Board and Chief Executive
                                        Officer of Holliday Fenoglio (since August 1994). Mr.
                                        Holliday previously served as President of Holliday,
                                        Fenoglio, Dockerty & Gibson, Inc., a mortgage banking
                                        company (for more than five years prior to August 1994).
Amy J. Jorgensen..............  43      Ms. Jorgensen serves as a director of the Company (since
                                        1995). Her term expires in 1998. Ms. Jorgensen also serves as Managing Director of Greenbriar Associates LLC, which
                                        provides advice and executes transactions relating to real estate assets and companies (since 1995). Ms. Jorgensen
                                        previously served as President of the Jorgensen Company, a consultant for real estate strategy and finance (April
                                        1992 to September 1995) and as Managing Director in the
                                        Real Estate Department of Morgan Stanley & Co.
                                        Incorporated (1986 to February 1992).
Robert H. Lutz, Jr............  47      Mr. Lutz serves as Chairman of the Board and Chief
                                        Executive Officer of the Company (since May 1994). His
                                        term as a director expires in 1999. Mr. Lutz previously
                                        served as President of Allegiance Realty, a real estate
                                        management company (November 1991 to May 1994) and
                                        Executive Vice President of Cousins Properties (February
                                        1990 to October 1991). Mr. Lutz is also a director of
                                        Bristol Hotel Company (since 1995).
Michael N. Maberry............  53      Mr. Maberry serves as President of ACC (since April 1994).
                                        Mr. Maberry previously was a shareholder in the law firm
                                        of Winstead, Secrest & Minick (April 1989 to April 1994).
John J. McDonough.............  60      Mr. McDonough serves as a director of the Company (since
                                        1994). His term expires in 1997. Mr. McDonough also serves or has served in the following positions: President and
                                        Chief Executive Officer of McDonough Capital Company LLC,
                                        a company through which Mr. McDonough conducts personal
                                        and family investments (since February 1995); Chairman of
                                        the Board of SoftNet Systems, Inc., a company that
                                        develops, markets, installs and services information and
                                        document management systems (since June 1995); Vice
                                        Chairman and Chief Executive Officer (1993 to February
                                        1995) of DENTSPLY International, Inc., a manufacturer of
                                        dental supplies, dental equipment and medical x-ray
                                        products; Chairman of the Board (1992 to 1993), Director
                                        (1983 to 1992), Chief Executive Officer (1983 to 1993),
                                        and President (1983 to 1991) of GENDEX Corporation, a
                                        manufacturer of dental equipment and medical x-ray
                                        products, which merged with DENTSPLY in June 1993;
                                        Director (since 1992) of Newell Co., a New York Stock
                                        Exchange-listed manufacturer of products for the
                                        do-it-yourself hardware and housewares market; and
                                        Director of AmNet Systems, Inc., a company that develops,
                                        markets and installs electronic information and document
                                        management for the healthcare industry (since 1995).

                                                 POSITION WITH THE COMPANY AND PRINCIPAL
             NAME               AGE               OCCUPATION DURING THE PAST FIVE YEARS
             ----               ---              ---------------------------------------
Scott J. Reading..............  52      Mr. Reading serves as President of AMRESCO Residential
                                        Credit Corporation (since August 1995). Mr. Reading
                                        previously served as Managing Director of Household
                                        Financial Services, Inc., a division of Household
                                        International, Inc., a diversified financial services
                                        company (June 1991 to August 1995).
Bruce W. Schnitzer............  52      Mr. Schnitzer serves as a director of the Company. His
                                        term expires in 1997. Mr. Schnitzer previously served as
                                        Vice Chairman of the Board of BEI (1986 to December 1993).
                                        Mr. Schnitzer also serves as Chairman of Wand Partners
                                        Inc., an investment advisory company (since 1987);
                                        Director of Penncorp Financial Group, Inc. (since 1990);
                                        Director of Chartwell Re Corporation (since 1992);
                                        Director of Nestor, Inc. (since 1994); and Chairman of New
                                        London Capital PLC (since 1993).
Edwin A. Wahlen, Jr...........  48      Mr. Wahlen serves as a director of the Company (since May
                                        1996). His term as director expires in 1998. Mr. Wahlen
                                        also holds the following positions: Founder and Managing
                                        Director of Cravey, Green & Wahlen Incorporated, a private risk capital investment firm (since 1985), its investment
                                        management affiliate, CGW Southeast Management Company
                                        (since 1991) and its affiliates, CGW Southeast I, Inc.
                                        (the general partner of CGW Southeast Partners I, L.P.)
                                        and CGW Southeast II, Inc. (the general partner of CGW
                                        Southeast Partners II, L.P.) (since 1991); and Director of
                                        Cameron Ashley Building Products, Inc., a national
                                        distributor of home building products (since 1996).

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the Common Stock owned as of September 30, 1996, and as adjusted to reflect the sale of the shares of Common Stock, by the Selling Stockholders set forth below (collectively, the "Selling Stockholders").

     The shares of Common Stock set forth below are held in two limited partnerships, CGW Southeast Partners I, L.P. ("CGWI") and CGW Southeast Partners II, L.P. ("CGWII"). Immediately prior to the closing of this Offering, the shares of Common Stock (i) held by both partnerships will be distributed to their respective partners as a liquidating distribution of CGWI's and CGWII's holdings in the Company and (ii) to be distributed to the respective general partner of CGWI and CGWII will be distributed to the stockholders and executive officers of such general partners. Except as otherwise indicated, all shares shown in the table below are held with sole voting and investment power.

                                             BEFORE THE OFFERING                          AFTER THE OFFERING
                                          --------------------------    NUMBER OF     --------------------------
                                             SHARES      PERCENT OF    SHARES BEING      SHARES      PERCENT OF
                                          BENEFICIALLY     SHARES        OFFERED      BENEFICIALLY     SHARES
          SELLING STOCKHOLDERS               OWNED       OUTSTANDING     FOR SALE        OWNED       OUTSTANDING
----------------------------------------  ------------   -----------   ------------   ------------   -----------
Angela Z. Allen IRA(1)..................         6,938          *            3,469         3,469           *
John Gregory Berylson...................         6,937          *            3,468         3,469           *
Donald W. Burton........................         2,311          *            1,155         1,156           *
Frankel, Hardwick, Tanenbaum & Fink,
  P.C. 401(k) Plan......................         6,937          *            6,937           -0-         -0-
Larence Park............................         6,937          *            6,937           -0-         -0-
Jack M. Berdy...........................        13,873          *           13,873           -0-         -0-
Crandall C. Bowles......................         9,248          *            9,248           -0-         -0-
Collins Family Partnership..............        13,873          *            6,936         6,937           *
Willard W. Geiger.......................         6,937          *            6,937           -0-           *
Frances C. Hart.........................         9,248          *            9,248           -0-         -0-
Donald R. Landgraf Trust................         6,937          *            3,468         3,469           *
Terri A. Mallory........................        11,562          *            5,781         5,781           *
PGF&M Venture 89........................         4,626          *            4,626           -0-         -0-
SQ Concepts.............................         9,248          *            4,624         4,624           *
Brooks Schoen...........................         2,311          *            2,311           -0-         -0-
Charles C. Schoen, III..................         6,937          *            3,468         3,469           *
G. Bickley Stevens, II..................         1,156          *              578           578           *
Wallace P. Whitley......................        11,562          *           11,562           -0-         -0-
Stanley C. Weiss as Trustee of the
  Stanley C. Weiss Trust................         2,311          *            1,155         1,156           *
Citibank, F.S.B. as Trustee of the Delta
  Master Trust..........................       462,422        1.7          462,422           -0-         -0-
National Life Insurance Company.........        92,485          *           92,485           -0-         -0-
BellSouth Master Pension Trust(2).......     3,069,465       11.3        3,069,465           -0-         -0-
Landmark Equity Partners III, L.P.......       924,846        3.4          924,846           -0-         -0-
Ontario Municipal Employees Retirement
  Board.................................       462,422        1.7          462,422           -0-         -0-
Palmer & Cay/Carswell, Inc. ............         4,626          *            2,313         2,313           *
Richard L. Cravey(3)(4).................       532,160        2.0          266,080       266,080           *
William A. Davies(3)....................         9,251          *            9,251           -0-         -0-
William S. Green(3)(5)..................       470,505        1.7          235,253       235,252           *
Bart A. McLean(3).......................         4,626          *            4,626           -0-         -0-
Edwin A. Wahlen, Jr.(3)(6)..............       532,160        2.0          266,080       266,080           *
LeSelect WSG/DGG
  Interests, L.P.(5)....................        61,657          *           30,828        30,829           *

---------------

 *  Less than 1%

                      (Footnotes appear on following page)

(1) Angela Z. Allen, the beneficiary of the Angela Z. Allen IRA, also owns directly 3,469 shares of Common Stock.

(2) The business address for the BellSouth Master Pension Trust is 1155 Peachtree St., Atlanta, Georgia 30367.

(3) Messrs. Cravey, Davies, Green, McLean and Wahlen are all managing directors of CGW Southeast Management Company, an investment management company, and its affiliates, CGW Southeast I, Inc. (the general partner of CGWI) and CGW Southeast II, Inc. (the general partner of CGWII). Prior to the distribution of the Common Stock, CGWI held an aggregate of 4,370,248 shares of Common Stock and CGWII held an aggregate of 2,415,918 shares of Common Stock. The business address for CGWI, CGWII and Messrs. Cravey, Davies, Green, McLean and Wahlen is Twelve Piedmont Center, Suite 210, Atlanta, Georgia 30305. Messrs. Cravey, Davies, Green, McLean and Wahlen may be deemed to beneficially own the shares of Common Stock held of record by CGWI and CGWII prior to the distribution of said shares to the respective partners because they are managing directors of the respective corporate general partner and may therefore be deemed to share voting and investment power with respect to the shares owned of record by each partnership. In addition, prior to the distribution, each such limited partnership may be deemed to beneficially own the shares owned by the other as a result of such common control. Messrs. Cravey, Davies, Green, McLean and Wahlen disclaim beneficial ownership of such shares, other than shares allocable to them individually. See "--Certain Transactions with the Selling Stockholders" below for a description of certain other prior or existing relationships between the Company and certain of these Selling Stockholders.

(4) See "Management" for a description of certain of Mr. Cravey's current and prior relationships with the Company.

(5) Mr. Green was a director of the Company from December 1993 through May 1996. LeSelect WSG/DGG Interests, L.P. is a partnership controlled by Mr. Green. Mr. Green may be deemed to beneficially own the shares of Common Stock held by LeSelect WSG/DGG Interests, L.P., and vice-versa, due to such control.

(6) Mr. Wahlen was elected a director of the Company in May 1996.

CERTAIN TRANSACTIONS WITH THE SELLING STOCKHOLDERS

     CGWI, CGWII, Mr. James P. Cotton, Jr. and Mr. Gerald E. Eickhoff entered into a voting agreement (the "Voting Agreement") on December 29, 1993, pursuant to which the parties thereto agreed to vote for four designees nominated by CGWI and CGWII and for four designees collectively nominated by Messrs. Cotton and Eickhoff. The Voting Agreement also provides that CGWI and CGWII and Messrs. Cotton and Eickhoff have the right to reject, upon a showing of reasonable cause, any of the other party's nominees. The Voting Agreement shall terminate upon completion of the sale of the shares of Common Stock of CGWI and CGWII offered hereby.

     See "Description of Capital Stock -- Registration Rights" for a description of certain registration rights held by CGWI and CGWII.

     Pursuant to the terms of certain agreements for consulting services between the Company and CGWI and CGWII in effect until December 31, 1996, CGWI and CGWII have been engaged to render certain advisory and consulting services to the Company in connection with corporate finance matters. The agreements currently provide for base payments of $30,000 per month to CGWI and CGWII, with additional payments of up to $30,000 per month being allowed in the discretion of the Compensation Committee. The Company has approved discretionary payments of $360,000, $295,000 and $360,000 for 1993, 1994 and 1995, respectively.
Messrs. Cravey, Davies, Green, McLean and Wahlen are each managing directors of the corporate general partner of CGWI and CGWII.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue 50,000,000 shares of Common Stock, par value $0.05 per share, and 5,000,000 shares of Preferred Stock, par value $1.00 per share. As of October 31, 1996, the Company had issued and outstanding 27,179,658 shares of Common Stock and no shares of Preferred Stock. As of such date, there were approximately 2,900 holders of record of the outstanding shares of Common Stock.

     The following summary of the Company's Common Stock and Preferred Stock is qualified in its entirety by reference to the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), its Amended and Restated Bylaws (the "Bylaws"), and the Delaware General Corporation Law, as amended (the "DGCL").

COMMON STOCK

     Subject to such preferential rights as may be granted by the Board of Directors in connection with any issuances of Preferred Stock, holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors in its discretion from funds legally available therefor. From October 1993 through October 1995, the Company paid a quarterly dividend of $0.05 per share on shares of Common Stock. In October 1995, the Company announced that it would discontinue its policy of paying cash dividends. The Board of Directors determined to retain all earnings to support anticipated growth in the current operations of the Company and to finance future expansion. The Company's Revolving Loan Agreement, Indenture governing the Senior Notes, the Senior Subordinated Notes Indenture and the Convertible Subordinated Debenture Indenture restrict the payment of cash dividends unless certain earnings tests are satisfied. Additional restrictions on the payment of cash dividends may be imposed in connection with future issuances of Preferred Stock and indebtedness by the Company. Further declarations and payments of cash dividends, if any, will also be determined in light of then-current conditions, including the Company's earnings, operations, capital requirements, liquidity, financial condition, restrictions in financing agreements and other factors deemed relevant by the Board of Directors. Upon the liquidation, dissolution or winding up of the Company, after payment of creditors, the remaining net assets of the Company will be distributed pro rata to the holders of Common Stock, subject to any liquidation preference of the holders of Preferred Stock. There are no preemptive rights, conversion rights, or redemption or sinking fund provisions with respect to the shares of Common Stock. All of the outstanding shares of Common Stock are duly and validly authorized and issued, fully paid and nonassessable.

     Holders of Common Stock are entitled to one vote per share of Common Stock held of record on all such matters submitted to a vote of the stockholders. With respect to any act or action required of or by the holders of the Common Stock, the affirmative vote of a majority of the shares of Common Stock present in person or represented by proxy at a meeting and entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or actions, except as otherwise provided by law or in the Certificate of Incorporation. The DGCL requires the approval of the holders of a majority of the outstanding stock entitled to vote for certain extraordinary corporate transactions, such as a merger, sale of substantially all assets, dissolution or amendment of the Certificate of Incorporation. Holders of the shares of Common Stock do not have cumulative voting rights. As a result, the holders of a majority of the outstanding shares of Common Stock voting for the election of directors can elect all the directors, and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any persons to the Board of Directors.

PREFERRED STOCK

     The Board of Directors may, without approval of the Company's stockholders, from time to time, authorize the issuance of Preferred Stock in one or more series for such consideration and, within certain limits, with such relative rights, preferences and limitations as the Board of Directors may determine. The relative rights, preferences and limitations that the Board of Directors has the authority to determine as to any such series of Preferred Stock include, among other things, dividend rights, voting rights, conversion rights, redemption rights and liquidation preferences. Because the Board of Directors has the power to establish the relative rights, preferences and limitations of each series of Preferred Stock, it may afford to the holders of any such series, preferences and rights senior to the rights of the holders of shares of Common Stock. Although the Board of Directors has no intention at the present time of doing so, it could cause the issuance of Preferred Stock that could discourage an acquisition attempt or other transactions that some, or a majority of, the stockholders might believe to be in their best interests or in which the stockholders might receive a premium for their shares of Common Stock over the market price of such shares.

ANTI-TAKEOVER CONSIDERATIONS

     The Company is subject to the provisions of Section 203 of the DGCL. In general, this statute prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either
(i) prior to the date at which the stockholder became an interested stockholder the Board of Directors approved either the business combination or the transaction in which the person became an interested stockholder, (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of the transaction in which the stockholder became an interested stockholder or (iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of the stockholders (and not by written consent) held on or subsequent to the date on which the person became an "interested stockholder" of the business combination. An "interested stockholder" is a person who owns (or is an affiliate or associate of the corporation and at any time within the prior three years did own) 15% or more of the corporation's voting stock, and the affiliates and associates of such person. Section 203 defines a "business combination" to include, without limitation, mergers, consolidations, stock sales and asset based transactions and other transactions resulting in a financial benefit to the interested stockholder.

     The Company's Certificate of Incorporation and Bylaws contain a number of provisions relating to corporate governance and to the rights of stockholders. Certain of these provisions may be deemed to have a potential "anti-takeover" effect in that such provisions may delay, defer or prevent a change of control of the Company. These provisions include (i) the classification of the Board of Directors into three classes, each class serving for staggered three-year terms;
(ii) the authority of the Board of Directors to determine the size of the Board of Directors, subject to certain minimums and maximums; (iii) the authority of certain members of the Board of Directors to fill vacancies on the Board of Directors; (iv) a requirement that special meetings of stockholders may be called only by the Board of Directors, the Chairman of the Board or holders of at least one-tenth of all the shares entitled to vote at the meeting; (v) the elimination of stockholder action by written consent; (vi) the authority of the Board of Directors to issue series of Preferred Stock with such voting rights and other powers as the Board of Directors may determine; (vii) the requirement that the Article in the Certificate of Incorporation creating the staggered board may only be amended by the vote of at least 66 2/3% of the voting securities of the Company; (viii) the prohibition on amending or rescinding, before December 31, 1996, the section of the Bylaws related to the filling of vacancies on the Board of Directors and (ix) a requirement that certain business combinations between the Company and a record or beneficial owner of more than five percent of any class of an equity security of the Company must be approved by the holders of a majority of the Company's securities, excluding those securities held by such record or beneficial owner, voted at a meeting called for the purpose of approving such business combination.

     The Indentures governing the Convertible Subordinated Debentures, the Senior Subordinated Notes and the Senior Notes require the Company to offer to repurchase all outstanding Debentures, Senior Subordinated Notes and Senior Notes in the event of certain change of control transactions.

INDEMNIFICATION AND LIMITED LIABILITY

     The Company's Certificate of Incorporation and Bylaws require the Company to indemnify the directors and officers of the Company to the fullest extent permitted by law. In addition, as permitted by the DGCL, the Company's Certificate of Incorporation and Bylaws provide that no director of the Company will be personally liable to the Company or its stockholders for monetary damages for such director's breach of duty as a director. This limitation of liability does not relieve directors from liability for (i) any breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) any liability under
Section 174 of the DGCL for unlawful distributions or (iv) any transaction from which the director derived an improper personal benefit. This provision of the Certificate of Incorporation will limit the remedies available to a stockholder who is dissatisfied with a decision of the Board of Directors protected by this provision, and such stockholder's only remedy in that circumstance may be to bring a suit to prevent the action of the Board of Directors. In many situations, this remedy may not be effective, including instances when stockholders are not aware of a transaction or an event prior to action of the Board of Directors in respect of such transaction or event.

     Subject to certain limitations, the Company's officers and directors are insured against losses arising from claims made against them for wrongful acts which they may become obligated to pay or for which the Company may be required to indemnify them.

REGISTRATION RIGHTS

     The Company has entered into an agreement granting registration rights (the "Registration Rights Agreement") with certain holders of Common Stock. Pursuant to the Registration Rights Agreement, these holders may exercise demand or "piggyback" registration rights with respect to shares of Common Stock held by them. The Company is obligated to register stock on only two occasions pursuant to the demand registration rights. The Registration Rights Agreement has a term of three years (ending on December 31, 1996) for demand registration rights and five years (ending on December 31, 1998) for "piggyback" registration rights. These registration rights are subject to certain conditions and limitations, including the right of underwriters to restrict the number of shares offered in a registration.

OTHER MATTERS

     The Common Stock is listed on Nasdaq National Market under the symbol "AMMB." SunTrust Bank, Atlanta, Georgia, is the transfer agent and registrar for the Common Stock.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, for whom The Robinson-Humphrey Company, Inc., Piper Jaffray Inc., Raymond James & Associates, Inc., Montgomery Securities, J.C. Bradford & Co. and Morgan Keegan & Company, Inc. are acting as representatives (collectively, the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite their respective names below:

                                                                              NUMBER OF
                                                                              SHARES OF
                                  UNDERWRITER                                COMMON STOCK
    -----------------------------------------------------------------------  ------------
    The Robinson-Humphrey Company, Inc. ...................................    1,100,000
    Piper Jaffray Inc. ....................................................    1,100,000
    Raymond James & Associates, Inc. ......................................    1,100,000
    Montgomery Securities..................................................    1,100,000
    J.C. Bradford & Co. ...................................................    1,100,000
    Morgan Keegan & Company, Inc. .........................................    1,100,000
    Alex. Brown & Sons Incorporated........................................      232,000
    Prudential Securities Incorporated.....................................      232,000
    Cleary, Gull, Reiland & McDevitt Inc. .................................      232,000
    First Southwest Company................................................      232,000
    Southwest Securities...................................................      232,000
                                                                               ---------
              Total........................................................    7,760,000
                                                                               =========

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase all shares of Common Stock offered hereby if any are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the Price to Public set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.54 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share in sales to certain other dealers. After the Offering, the Price to Public and other selling terms may be changed.

     The Company, each of its directors and executive officers and the Selling Stockholders have agreed that they will not offer, sell or otherwise dispose of any shares of Common Stock (other than the shares offered by the Company and the Selling Stockholders in this offering), subject to certain exceptions, for a period of 120 days from the date of this Prospectus without the prior written consent of the Representatives.

     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to 1,164,000 additional shares of Common Stock to cover over-allotments, if any, at the public offering price less the underwriting discount, as set forth on the cover page of this Prospectus. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 7,760,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments in connection with the sale of the shares of Common Stock offered hereby.

     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

     In connection with the Offering, certain underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act, during the two business day period before commencement of offers of sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; however if all independent bids are lowered below the passive market marker's bid, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by L. Keith Blackwell, General Counsel of the Company. Mr. Blackwell currently owns beneficially 2,777 shares of Common Stock (excluding 7,108 unvested shares allocated under the Company's restricted stock plan) and holds options to purchase 37,510 shares of Common Stock. Certain other legal matters will be passed upon for the Company by Haynes and Boone, LLP, Dallas, Texas. Certain legal matters relating to the Common Stock offered hereby will be passed upon for the Underwriters by Smith, Gambrell & Russell, LLP, Atlanta, Georgia.

                                    EXPERTS

     The financial statements of the Company as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus, and from which the related Summary Financial and Other Data have been derived, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein. Such financial statements and "Summary Historical Financial and Other Data" have been included herein and elsewhere in the Registration Statement in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated balance sheets of Quality as of September 30, 1994 and 1995, and the consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1995, included in this Prospectus, have been included herein in reliance of the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                    GLOSSARY

     The following are certain defined terms which may be used in this Prospectus and any accompanying Prospectus:

     "ACACIA" means Acacia Realty Advisors, Inc.

     "ACC" means AMRESCO Capital Corporation, a subsidiary of the Company.

     "AMRESCO RESIDENTIAL" means, collectively, ARCMI, ARMC and AMRESCO Residential Credit Corporation, subsidiaries of the Company.

     "AMRESCO SERVICES" means a division of AMRESCO Management, Inc., a subsidiary of the Company.

     "ARCMI" means AMRESCO Residential Capital Markets, Inc., a subsidiary of the Company.

     "ARMC" means AMRESCO Residential Mortgage Corporation, an indirect subsidiary of the Company through which the Company acquired substantially all the operating assets of Quality.

     "ASSET PORTFOLIO" means a pool or portfolio of performing, nonperforming or underperforming commercial, industrial, agricultural and/or real estate loans.

     "B&C LOAN" means a residential mortgage loan to borrowers who do not qualify for conventional loans or whose borrowing needs are not met by traditional residential mortgage lenders. Such borrowers may not satisfy the more rigid underwriting standards of the traditional residential mortgage lending market for a number of reasons, such as blemished credit histories (from past loan delinquencies or bankruptcy), inability to provide income verification data or lack of established credit history.

     "BEI" means BEI Holdings, Ltd.

     "BEI MERGER" means the merger of Holdings with and into a subsidiary of BEI on December 31, 1993.

     "COMPANY" means, unless otherwise stated in this Prospectus or unless the context otherwise requires, the Company and each of its subsidiaries.

     "CONDUIT PURCHASERS" means investment bankers and other financial intermediaries who purchase or otherwise accumulate pools or portfolios of loans having common features (e.g., real estate mortgages, etc.), with the intent of securitizing such loan assets and selling them to a trust that obtains its funds by selling undivided interests in the revenue streams generated by the loans to public or private investors.

     "CONVERTIBLE SUBORDINATED DEBENTURES" means the Company's 8% Convertible Subordinated Debentures due 2005.

     "CONVERTIBLE SUBORDINATED DEBENTURE INDENTURE" means that certain Indenture dated November 27, 1995, as amended, governing the Convertible Subordinated Debentures.

     "CREDIT AGREEMENTS" means the Revolving Loan Agreement and the Warehouse Agreements.

     "CREDIT ENHANCEMENT" means the method by which a seller of asset-backed securities achieves a higher credit rating with respect to such securities than the credit rating of the assets collateralizing such securities. Credit enhancement is often achieved through the use of financial guaranty insurance policies.

     "DUS" means the Delegated Underwriting and Servicing program established by Fannie Mae that permits a DUS approved lender to commit and close loans for multifamily mortgages for resale to Fannie Mae without Fannie Mae's prior approval of such loans.

     "EQS" means, collectively, EQ Services, Inc. and Equitable Real Estate Investment Management, Inc.

     "FACE VALUE" means, with respect to any loan or Asset Portfolio, the aggregate unpaid principal balance of a loan or loans.

     "FANNIE MAE" means the Federal National Mortgage Association.

     "FDIC" means the Federal Deposit Insurance Corporation.

     "FREDDIE MAC" means the Federal Home Loan Mortgage Corporation.

     "FULL SERVICER" means an entity which serves as Primary Servicer, Master Servicer and Special Servicer on an Asset Portfolio.

     "HOLDINGS" means AMRESCO Holdings, Inc.

     "HOLLIDAY FENOGLIO" means Holliday Fenoglio, Inc., a subsidiary of the Company.

     "MASTER SERVICER" means an entity which provides administrative services with respect to securitized pools of mortgage-backed securities.

     "NATIONSBANK CONTRACT" means the asset management contract, as amended, originally dated July 1, 1992, among the Company, NationsBank Corporation and certain of its bank subsidiaries.

     "NATIONSBANK OF TEXAS" means NationsBank of Texas, N.A.

     "PRIMARY SERVICER" means an entity which provides various administrative services with respect to loans such as collecting monthly mortgage payments, maintaining escrow accounts for the payment of ad valorem taxes and insurance premiums on behalf of borrowers, remitting payments of principal and interest promptly to investors in mortgages or the Master Servicer of a pool and reporting to those investors or the Master Servicer on financial transactions related to such mortgages.

     "QUALITY" means Quality Mortgage USA, Inc., a California corporation.

     "QUALITY ACQUISITION" means the Company's purchase of substantially all the operating assets, and the assumption of certain liabilities, of Quality Mortgage USA, Inc. See "Quality Acquisition."

     "QUALITY PURCHASE AGREEMENT" means that certain agreement dated October 9, 1996 by and among ARMC and Quality, Calmac Funding, Russell and Rebecca Jedinak, DLJ Mortgage Capital, Inc., and DLJ Quality Partners, L.P.

     "REVOLVING LOAN AGREEMENT" means the First Amended and Restated Revolving Loan Agreement dated as of April 25, 1996 and as subsequently amended, among the Company, NationsBank of Texas, as Agent, and the lenders which are parties thereto from time to time.

     "RTC" means the Resolution Trust Corporation.

     "SECURITIZATION" and "SECURITIZED" mean a transaction in which loans originated or purchased by an entity are sold to special purpose entities organized for the purpose of issuing asset-backed securities.

     "SENIOR NOTES" means the Company's Senior Notes, Series 1996-A Due 1999.

     "SENIOR SUBORDINATED NOTES" means the Company's 10% Senior Subordinated Notes due 2003.

     "SENIOR SUBORDINATED NOTES INDENTURE" means the Indenture dated February 2, 1996, governing the Senior Subordinated Notes.

     "SPECIAL SERVICER" means an entity which provides asset management and resolution services with respect to nonperforming or underperforming loans within a pool of performing loans and/or mortgages.

     "SUBORDINATED CERTIFICATES" means the unrated and uninsured tranches of collateralized residential or commercial mortgage-backed securities.

     "WAREHOUSE" means a type of lending arrangement whereby loans funded or purchased and held for sale are financed by financial institutions or institutional lenders on a short-term basis and secured by the underlying loans.

     "WAREHOUSE AGREEMENTS" mean all warehouse loan facilities entered into by the Company from time to time.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
                         AMRESCO, INC. AND SUBSIDIARIES

Independent Auditors' Report..........................................................   F-2
Consolidated Balance Sheets, December 31, 1994 and 1995, and June 30, 1996
  (unaudited).........................................................................   F-3
Consolidated Statements of Income for the Years Ended December 31, 1993, 1994 and 1995
  and the Six Months Ended June 30, 1995 and 1996 (unaudited).........................   F-4
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1993,
  1994 and 1995 and the Six Months Ended June 30, 1996 (unaudited)....................   F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and
  1995................................................................................   F-6
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 1995 and 1996
  (unaudited).........................................................................   F-7
Notes to Consolidated Financial Statements............................................   F-8

                           QUALITY MORTGAGE USA, INC.

Report of Independent Accountants.....................................................  F-26
Consolidated Balance Sheets, September 30, 1994 and 1995..............................  F-27
Consolidated Statements of Income for the Years Ended September 30, 1993, 1994 and
  1995................................................................................  F-28
Consolidated Statements of Stockholders' Equity for the Years Ended September 30,
  1993, 1994 and 1995.................................................................  F-29
Consolidated Statements of Cash Flows for the Years Ended September 30, 1993, 1994
  and 1995............................................................................  F-30
Notes to Consolidated Financial Statements............................................  F-31
Consolidated Balance Sheets, June 30, 1995 and 1996 (unaudited).......................  F-40
Consolidated Statements of Income for the Six Months Ended June 30, 1995 and 1996
  (unaudited).........................................................................  F-41
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 1995 and 1996
  (unaudited).........................................................................  F-42
Notes to Consolidated Financial Statements (unaudited)................................  F-43

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of AMRESCO, INC.:

     We have audited the accompanying consolidated balance sheets of AMRESCO, INC. and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 1993, 1994 and 1995. These financial statements are the responsibility of AMRESCO, INC.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AMRESCO, INC. and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for the years ended December 31, 1993, 1994 and 1995, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Dallas, Texas
February 6, 1996

                         AMRESCO, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     ASSETS

                                                                   DECEMBER 31,
                                                               --------------------    JUNE 30,
                                                                 1994        1995        1996
                                                               --------    --------    --------
                                                                                      (UNAUDITED)
Cash and cash equivalents....................................  $ 20,446    $ 16,139    $ 14,650
Temporary investments (Note 7)...............................                21,942      32,921
Accounts receivable, net of reserves of $4,929, $1,737 and
  $1,182,
  respectively...............................................    20,682      20,158      18,469
Mortgage loans held for sale (Notes 4 and 7).................               160,843     190,257
Investments (Note 7):
  Loans (Note 4).............................................    32,631     138,180     164,656
  Partnerships and joint ventures............................    22,491      34,694      32,246
  Asset-backed and other securities (Note 5).................     3,481      46,187      55,687
  Real estate................................................    14,054       5,686      16,050
Deferred income taxes (Note 8)...............................    17,207      12,184      12,201
Premises and equipment, net of accumulated depreciation of
  $1,082, $2,335 and $3,518, respectively....................     4,301       5,904       6,373
Intangible assets, net of accumulated amortization of $1,226,
  $4,136 and $6,780, respectively (Note 2)...................    30,668      51,878      52,394
Other assets (Note 6)........................................     6,379       7,918       8,007
                                                               --------    --------    --------
TOTAL ASSETS.................................................  $172,340    $521,713    $603,911
                                                               ========    ========    ========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Accounts payable...........................................  $ 12,045    $ 14,124    $  8,502
  Accrued employee compensation and benefits (Note 12).......    18,460      10,487       9,522
  Notes payable (Note 7).....................................    16,459     127,796     121,991
  Warehouse loan payable (Note 7)............................               153,158     181,024
  Senior Subordinated Notes (Note 7).........................                            57,500
  Convertible debt (Note 7)..................................                45,000      45,000
  Income taxes payable (Note 8)..............................     1,219       2,897       2,983
  Net liabilities of discontinued operations (Note 10).......       954
  Other liabilities (Note 9).................................     9,617       7,457       3,193
                                                               --------    --------    --------
          TOTAL LIABILITIES..................................    58,754     360,919     429,715
                                                               --------    --------    --------
COMMITMENTS AND CONTINGENCIES (Note 13)
STOCKHOLDERS' EQUITY (Note 11):
  Preferred stock, $1.00 par value, authorized 5,000,000
     shares; none outstanding
  Common stock, $0.05 par value, authorized 50,000,000
     shares; 23,592,647, 26,689,331 and 26,901,621 issued in
     1994, 1995 and 1996, respectively.......................     1,180       1,334       1,345
  Capital in excess of par...................................    74,691     106,054     107,655
  Reductions for employee stock..............................      (429)     (2,238)     (1,500)
  Treasury stock, $0.05 par value, 24,339 shares in 1995 and
     1996....................................................                  (160)       (160)
  Unrealized gains (losses) (Note 5).........................       (62)        114        (977)
  Retained earnings..........................................    38,206      55,690      67,833
                                                               --------    --------    --------
          TOTAL STOCKHOLDERS' EQUITY.........................   113,586     160,794     174,196
                                                               --------    --------    --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...................  $172,340    $521,713    $603,911
                                                               ========    ========    ========

                See notes to consolidated financial statements.

                         AMRESCO, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                               SIX MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                    JUNE 30,
                                                 --------------------------------------    ------------------------
                                                    1993          1994          1995          1995          1996
                                                 ----------    ----------    ----------    ----------    ----------
                                                                                                 (UNAUDITED)
REVENUES:
  Asset management and resolution fees (Note
     3)........................................  $  118,552    $   93,764    $   41,295    $   18,441    $   18,037
  Interest and other investment income.........       3,440        14,215        40,105        14,569        43,247
  Mortgage banking fees........................                     6,176        24,382         8,324        14,937
  Gain on sale of loans and investments, net...                                   1,382            46         5,789
  Other revenues (Note 3)......................         409        15,636         3,322         2,279         1,699
                                                 ----------    ----------    ----------    ----------    ----------
          Total revenues.......................     122,401       129,791       110,486        43,659        83,709
                                                 ----------    ----------    ----------    ----------    ----------
EXPENSES:
  Personnel (Note 12)..........................      63,618        68,143        52,852        22,976        35,631
  General and administrative...................       9,417        22,908        16,910         6,956        13,445
  Interest (Note 7)............................         754         1,768         6,921         1,278        13,495
  Depreciation.................................       1,898         1,211         1,471           546         1,160
  Profit participations........................       3,037            75         2,074           362            32
                                                 ----------    ----------    ----------    ----------    ----------
          Total expenses.......................      78,724        94,105        80,228        32,118        63,763
                                                 ----------    ----------    ----------    ----------    ----------
Income from continuing operations before income
  taxes........................................      43,677        35,686        30,258        11,541        19,946
Income tax expense (Note 8)....................      17,371        14,753        11,593         4,307         7,803
                                                 ----------    ----------    ----------    ----------    ----------
INCOME FROM CONTINUING
  OPERATIONS...................................      26,306        20,933        18,665         7,234        12,143
Gain (loss) from discontinued operations, net
  of income taxes (Note 10)....................      (2,088)       (2,185)        2,425         2,425
                                                 ----------    ----------    ----------    ----------    ----------
NET INCOME.....................................  $   24,218    $   18,748    $   21,090    $    9,659    $   12,143
                                                 ==========    ==========    ==========    ==========    ==========
Earnings per share from continuing operations:
  Primary......................................  $     2.33    $     0.88    $     0.76    $     0.30    $     0.44
  Fully-diluted................................  $     2.33    $     0.88    $     0.75    $     0.30    $     0.42
Earnings per share:
  Primary......................................  $     2.15    $     0.79    $     0.86    $     0.40    $     0.44
  Fully-diluted................................  $     2.15    $     0.79    $     0.85    $     0.40    $     0.42
Weighted average number of common shares
  outstanding and common share equivalents.....  11,288,688    23,679,239    24,654,321    24,305,838    27,469,186

                See notes to consolidated financial statements.

                         AMRESCO, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                       COMMON STOCK
                                                                                                      $0.05 PAR VALUE
                                                                           CONVERTIBLE    COMMON    -------------------   CAPITAL IN
                                                                            PREFERRED     STOCK,    NUMBER OF              EXCESS OF
                                                                              STOCK       NO PAR      SHARES     AMOUNT       PAR
                                                                             ---------   --------   ----------   ------   ----------
JANUARY 1, 1993...........................................................   $12,696     $  3,090               $          $
Cancellation of stock and notes receivable (Note 11)......................                   (179)
Employee stock compensation (Note 11).....................................                  1,188
Dividends paid ($.35 per share)...........................................
Conversion of convertible preferred stock (Note 2)........................   (12,696)      12,696
Conversion of common stock (Note 2).......................................                (16,795)  11,120,530     556       16,239
Issuance of common stock for acquisition (Note 2).........................                          11,189,287     560       50,873
Net income................................................................
                                                                             -------     --------   ----------  ------     --------
DECEMBER 31, 1993.........................................................                          22,309,817   1,116       67,112
                                                                             -------     --------   ----------  ------     --------
Exercise of stock options (Note 11).......................................                             711,590      35        1,560
Issuance of common stock for acquisition (Note 2).........................                             571,240      29        4,291
Tax benefits from employee stock compensation.............................                                                    1,728
Repayments of notes receivable for officer's shares (Note 11).............
Dividends paid ($.20 per share)...........................................
Foreign currency translation adjustments..................................
Net income................................................................
                                                                             -------     --------   ----------  ------     --------
DECEMBER 31, 1994.........................................................                          23,592,647   1,180       74,691
                                                                             -------     --------   ----------  ------     --------
Common stock offering (Note 11)...........................................                           2,300,000     115       24,995
Exercise of stock options (Note 11).......................................                             434,480      22        1,234
Issuance of common stock for earnout (Note 2).............................                             112,002       5          772
Issuance of common stock for unearned stock compensation (Note 11)........                             250,202      12        2,385
Amortization of unearned stock compensation (Note 11).....................
Tax benefits from employee stock compensation.............................                                                    1,977
Repayment of notes receivable for officers' shares (Note 11)..............
Settlement of notes receivable for officers' shares with common stock
  (14,339 shares).........................................................
Acquisition of treasury stock (10,000 shares).............................
Dividends paid ($0.15 per share)..........................................
Foreign currency translation adjustments..................................
Unrealized gain on investments available for sale, net (Note 5)...........
Net income................................................................
                                                                             -------     --------   ----------  ------     --------
DECEMBER 31, 1995.........................................................                          26,689,331   1,334      106,054
                                                                             -------     --------   ----------  ------     --------
PERIOD JANUARY 1, 1996 TO JUNE 30, 1996 (UNAUDITED)
Exercise of stock options.................................................                             164,384       8          704
Issuance of common stock for earnout......................................                              57,186       3          774
Cancellation of common stock restricted for unearned stock compensation...                              (9,280)                 (79)
Amortization of unearned stock compensation...............................
Tax benefits from employee stock compensation.............................                                                      202
Foreign currency translation adjustments..................................
Unrealized loss on securities available for sale, net.....................
Net income................................................................
                                                                             -------     --------   ----------  ------     --------
JUNE 30, 1996 (unaudited).................................................   $           $          26,901,621  $1,345     $107,655
                                                                             =======     ========   ==========  ======     ========


                                                                            REDUCTIONS                 NET
                                                                               FOR                  UNREALIZED
                                                                             EMPLOYEE    TREASURY     GAINS      RETAINED
                                                                              STOCK       STOCK      (LOSSES)    EARNINGS
                                                                             --------     ------      ------     -------
JANUARY 1, 1993...........................................................   $   (786)    $           $          $ 3,735
Cancellation of stock and notes receivable (Note 11)......................        179
Employee stock compensation (Note 11).....................................
Dividends paid ($.35 per share)...........................................                                        (3,875)
Conversion of convertible preferred stock (Note 2)........................
Conversion of common stock (Note 2).......................................
Issuance of common stock for acquisition (Note 2).........................
Net income................................................................                                        24,218
                                                                             --------     ------      ------     -------
DECEMBER 31, 1993.........................................................       (607)                            24,078
                                                                             --------     ------      ------     -------
Exercise of stock options (Note 11).......................................
Issuance of common stock for acquisition (Note 2).........................
Tax benefits from employee stock compensation.............................
Repayments of notes receivable for officer's shares (Note 11).............        178
Dividends paid ($.20 per share)...........................................                                        (4,620)
Foreign currency translation adjustments..................................                               (62)
Net income................................................................                                        18,748
                                                                             --------     ------      ------     -------
DECEMBER 31, 1994.........................................................       (429)                   (62)     38,206
                                                                             --------     ------      ------     -------
Common stock offering (Note 11)...........................................
Exercise of stock options (Note 11).......................................
Issuance of common stock for earnout (Note 2).............................
Issuance of common stock for unearned stock compensation (Note 11)........     (2,397)
Amortization of unearned stock compensation (Note 11).....................        279
Tax benefits from employee stock compensation.............................
Repayment of notes receivable for officers' shares (Note 11)..............        220
Settlement of notes receivable for officers' shares with common stock
  (14,339 shares).........................................................         89        (89)
Acquisition of treasury stock (10,000 shares).............................                   (71)
Dividends paid ($0.15 per share)..........................................                                        (3,606)
Foreign currency translation adjustments..................................                               111
Unrealized gain on investments available for sale, net (Note 5)...........                                65
Net income................................................................                                        21,090
                                                                             --------     ------      ------     -------
DECEMBER 31, 1995.........................................................     (2,238)      (160)        114      55,690
                                                                             --------     ------      ------     -------
PERIOD JANUARY 1, 1996 TO JUNE 30, 1996 (UNAUDITED)
Exercise of stock options.................................................
Issuance of common stock for earnout......................................
Cancellation of common stock restricted for unearned stock compensation...         79
Amortization of unearned stock compensation...............................        659
Tax benefits from employee stock compensation.............................
Foreign currency translation adjustments..................................                              (243)
Unrealized loss on securities available for sale, net.....................                              (848)
Net income................................................................                                        12,143
                                                                             --------     ------      ------     -------
JUNE 30, 1996 (unaudited).................................................   $ (1,500)    $ (160)     $ (977)    $67,833
                                                                             ========     ======      ======     =======


                                                                                TOTAL
                                                                            STOCKHOLDERS'
                                                                               EQUITY
                                                                            -------------
JANUARY 1, 1993...........................................................    $  18,735
Cancellation of stock and notes receivable (Note 11)......................
Employee stock compensation (Note 11).....................................        1,188
Dividends paid ($.35 per share)...........................................       (3,875)
Conversion of convertible preferred stock (Note 2)........................
Conversion of common stock (Note 2).......................................
Issuance of common stock for acquisition (Note 2).........................       51,433
Net income................................................................       24,218
                                                                              ---------
DECEMBER 31, 1993.........................................................       91,699
                                                                              ---------
Exercise of stock options (Note 11).......................................        1,595
Issuance of common stock for acquisition (Note 2).........................        4,320
Tax benefits from employee stock compensation.............................        1,728
Repayments of notes receivable for officer's shares (Note 11).............          178
Dividends paid ($.20 per share)...........................................       (4,620)
Foreign currency translation adjustments..................................          (62)
Net income................................................................       18,748
                                                                              ---------
DECEMBER 31, 1994.........................................................      113,586
                                                                              ---------
Common stock offering (Note 11)...........................................       25,110
Exercise of stock options (Note 11).......................................        1,256
Issuance of common stock for earnout (Note 2).............................          777
Issuance of common stock for unearned stock compensation (Note 11)........
Amortization of unearned stock compensation (Note 11).....................          279
Tax benefits from employee stock compensation.............................        1,977
Repayment of notes receivable for officers' shares (Note 11)..............          220
Settlement of notes receivable for officers' shares with common stock
  (14,339 shares).........................................................
Acquisition of treasury stock (10,000 shares).............................          (71)
Dividends paid ($0.15 per share)..........................................       (3,606)
Foreign currency translation adjustments..................................          111
Unrealized gain on investments available for sale, net (Note 5)...........           65
Net income................................................................       21,090
                                                                              ---------
DECEMBER 31, 1995.........................................................      160,794
                                                                              ---------
PERIOD JANUARY 1, 1996 TO JUNE 30, 1996 (UNAUDITED)
Exercise of stock options.................................................          712
Issuance of common stock for earnout......................................          777
Cancellation of common stock restricted for unearned stock compensation...
Amortization of unearned stock compensation...............................          659
Tax benefits from employee stock compensation.............................          202
Foreign currency translation adjustments..................................         (243)
Unrealized loss on securities available for sale, net.....................         (848)
Net income................................................................       12,143
                                                                              ---------
JUNE 30, 1996 (unaudited).................................................    $ 174,196
                                                                              =========

                See notes to consolidated financial statements.

                         AMRESCO, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                   -----------------------------------
                                                                                     1993         1994         1995
                                                                                   --------     --------     ---------
OPERATING ACTIVITIES:
Net income.......................................................................  $ 24,218     $ 18,748     $  21,090
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization................................................     2,955        3,028         4,334
    Provision for loss (gain on sale) of discontinued operation..................                  1,645        (2,425)
    Write-off of intangible related to contract conclusion.......................                  2,827
    Deferred tax provision (benefit).............................................    (1,650)         966         5,023
    Loss from disposition of premises and equipment..............................                    198            67
    Employee stock compensation..................................................     1,188                        279
    Increase (decrease) in cash for changes in (exclusive of assets and liabilities acquired in business combinations):
      Accounts receivable........................................................     3,287       17,855         4,757
      Purchase of mortgage loans held for sale and related securities, net.......                             (160,843)
      Proceeds from warehouse loans payable, net.................................                              153,158
      Other assets...............................................................    (3,848)       1,908        (3,990)
      Accounts payable...........................................................    (4,924)      (4,768)       (2,272)
      Income taxes payable.......................................................    (2,699)         678            61
      Other liabilities..........................................................    17,391       (4,137)      (11,577)
                                                                                   --------     --------     ---------
        Net cash provided by operating activities................................    35,918       38,948         7,662
                                                                                   --------     --------     ---------
INVESTING ACTIVITIES:
  Purchase of temporary investments, net.........................................                              (21,942)
  Purchase of investments........................................................   (36,894)     (59,099)     (166,180)
  Collections on investments.....................................................     3,099       30,815        57,208
  Purchase of investments available for sale.....................................                 (3,481)      (55,665)
  Collections on investments available for sale..................................                               13,067
  Cash used for purchase of subsidiaries.........................................                (17,830)      (22,323)
  Proceeds from sales of subsidiaries............................................                  1,385         6,250
  Cash and cash equivalents acquired through BEI merger..........................    18,521
  Purchase of premises and equipment.............................................      (852)      (2,141)       (2,384)
                                                                                   --------     --------     ---------
        Net cash used in investing activities....................................   (16,126)     (50,351)     (191,969)
                                                                                   --------     --------     ---------
FINANCING ACTIVITIES:
  Proceeds from notes payable and other debt.....................................    42,426       19,894       565,311
  Repayment of notes payable and other debt......................................   (19,129)     (31,547)     (408,974)
  Payment of dividends...........................................................    (3,875)      (3,441)       (4,785)
  Proceeds from common stock offering............................................                               25,110
  Stock options exercised........................................................                  1,595         1,256
  Tax benefit of employee stock compensation.....................................                  1,728         1,977
  Tax effect of unrealized gains and losses......................................                                  (44)
  Acquisition of treasury stock..................................................                                  (71)
  Repayment of notes receivable for officers' shares.............................                    178           220
                                                                                   --------     --------     ---------
        Net cash provided by (used in) financing activities......................    19,422      (11,593)      180,000
                                                                                   --------     --------     ---------
Net increase (decrease) in cash and cash equivalents.............................    39,214      (22,996)       (4,307)
Cash and cash equivalents, beginning of period...................................     4,228       43,442        20,446
                                                                                   --------     --------     ---------
Cash and cash equivalents, end of period.........................................  $ 43,442     $ 20,446     $  16,139
                                                                                   ========     ========     =========
SUPPLEMENTAL DISCLOSURES:
  Interest paid..................................................................  $    678     $  1,533     $   5,494
  Income taxes paid..............................................................    23,460        8,507         4,813
  Conversion of convertible preferred stock to common stock......................    12,696
  Common stock issued for purchase of mortgage banking subsidiary and related
    earnout......................................................................                  4,320           777
  Accrued earnout payment for purchase of mortgage banking subsidiary............                  3,883         3,883
  Common stock issued for unearned stock compensation............................                                2,397
  Notes receivable received in connection with sales of subsidiaries.............                    818

                See notes to consolidated financial statements.

                         AMRESCO, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                                 SIX MONTHS ENDED
                                                                                                     JUNE 30,
                                                                                              ----------------------
                                                                                                1995         1996
                                                                                              --------     ---------
                                                                                                   (UNAUDITED)
OPERATING ACTIVITIES:
Net income..................................................................................  $  9,659     $  12,143
  Adjustments to reconcile net income to net cash provided by (used in) operating activities:
    Depreciation and amortization...........................................................     1,763         3,980
    Gain on sale of discontinued operation..................................................    (2,425)
    Gain on sale of mortgage loans and related securities...................................                  (5,591)
    Deferred tax benefit....................................................................     1,853           499
    Loss from disposition of premises and equipment.........................................        72
    Employee stock compensation.............................................................        74           659
    Increase (decrease) in cash for changes in:
      Accounts receivable...................................................................    12,108         1,689
      Accrued interest receivable...........................................................                  (2,944)
      Purchase of mortgage loans held for sale and related securities, net..................    (3,000)      (68,823)
      Proceeds from warehouse loans payable, net............................................                  27,866
      Other assets..........................................................................     1,841          (825)
      Accounts payable......................................................................        88        (1,739)
      Income taxes payable..................................................................       771            86
      Other liabilities.....................................................................   (20,195)       (5,472)
                                                                                              --------     ---------
        Net cash provided by (used in) operating activities.................................     2,609       (38,472)
                                                                                              --------     ---------
INVESTING ACTIVITIES:
  Purchase of temporary investments, net....................................................                 (10,979)
  Purchase of investments...................................................................   (92,811)      (82,332)
  Collections on investments................................................................    24,681        47,940
  Purchase of investments available for sale................................................                  (4,255)
  Collections on investments available for sale.............................................                   1,560
  Cash used for purchase of subsidiaries....................................................    (3,106)       (3,106)
  Proceeds from sale of interest in securitizations.........................................                  39,775
  Proceeds from sales of subsidiaries.......................................................     6,250
  Purchase of premises and equipment........................................................      (932)       (1,629)
                                                                                              --------     ---------
        Net cash used in investing activities...............................................   (65,918)      (13,026)
                                                                                              --------     ---------
FINANCING ACTIVITIES:
  Proceeds from notes payable and other debt................................................    98,831       325,491
  Repayment of notes payable and other debt.................................................   (36,512)     (276,396)
  Payment of dividends......................................................................    (2,371)
  Stock options exercised...................................................................       902           712
  Tax benefit of employee stock compensation................................................       678           202
  Acquisition of treasury stock.............................................................       (71)
  Repayment of notes receivable for officers' shares........................................        89
                                                                                              --------     ---------
        Net cash provided by financing activities...........................................    61,546        50,009
                                                                                              --------     ---------
Net decrease in cash and cash equivalents...................................................    (1,763)       (1,489)
Cash and cash equivalents, beginning of period..............................................    20,446        16,139
                                                                                              --------     ---------
Cash and cash equivalents, end of period....................................................  $ 18,683     $  14,650
                                                                                              ========     =========
SUPPLEMENTAL DISCLOSURES:
  Interest paid.............................................................................  $  1,524     $  14,260
  Income taxes paid.........................................................................     1,683         4,507
  Exchange of loans for interest in securitization..........................................                  47,578
  Common stock issued for purchase of mortgage banking subsidiary and related earnout.......       777           777
  Common stock issued (canceled) for unearned stock compensation............................       649           (79)
  Accounts payable recorded in connection with acquisitions.................................     1,295

                See notes to consolidated financial statements.

                         AMRESCO, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation -- On December 31, 1993, AMRESCO, INC., formerly BEI Holdings, Ltd. (BEI), merged with AMRESCO Holdings, Inc. (Holdings). The merger was accounted for as a "reverse acquisition" whereby Holdings was deemed to have acquired BEI for financial reporting purposes. However, BEI, renamed AMRESCO, INC. on May 23, 1994, remains the continuing legal entity and registrant for Securities and Exchange Commission filing purposes. Consistent with the reverse acquisition accounting treatment, the historical financial statements of AMRESCO, INC. presented for the year ended December 31, 1993, are the consolidated financial statements of Holdings and differ from the consolidated financial statements of BEI as previously reported. The operations of BEI have been included in the financial statements from the date of acquisition. AMRESCO, INC. (the "Company") is engaged primarily in the business of investment acquisition, asset management and resolution, loan origination/underwriting, residential mortgage loan purchasing and securitization, commercial loan servicing and institutional real estate investment advising. The Company's business may be affected by many factors, including real estate and other asset values, the level of and fluctuations in interest rates, changes in the securitization market and competition. In addition, the Company's operations require continued access to short and long term sources of financing.

     Principles of Consolidation -- The consolidated financial statements include the accounts of the Company, its subsidiaries and its controlled joint ventures. Significant intercompany accounts and transactions have been eliminated in consolidation.

     Interim Financial Statements (Unaudited) -- The accompanying financial statements for the interim periods ended June 30, 1995 and 1996 and related disclosures are unaudited and have been prepared in accordance with generally accepted accounting principles for condensed interim financial statements and
Article 10 of Regulation S-X. In the opinion of the Company, all adjustments necessary to fairly present the financial position, results of operations, and cash flows have been reflected in the financial statements for the periods ended June 30, 1995 and 1996.

     Revenue and Expense Recognition -- Asset management and resolution fees from management contracts are based on the amount of assets under management and the net proceeds from the resolution of such assets, respectively, and are recognized as earned. Expenses incurred in managing and administering the assets subject to management contracts are charged to expense as incurred. Loan placement fees, commitment fees, loan servicing fees and real estate brokerage commissions are recognized as earned. Placement and servicing expenses are charged to expense as incurred. Revenues from the Company's institutional investment advisor business are earned from providing real estate investment advisory services to institutional and corporate investors, including acquisition, portfolio/asset management and disposition services.

     Cash Equivalents -- Cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.

     Temporary Investments -- Temporary investments consist of short-term investments such as Treasury bills, federal agency securities and commercial paper with a maturity of three months or less. The Company has the intent and ability to hold these investments to maturity and are carried at amortized cost. Because of the short maturities, cost estimates fair value. All temporary investments are pledged as collateral under the investment loan agreement. See
Note 7.

     Receivables -- Receivables are recognized as earned according to the respective management contracts. Included in accounts receivable are other amounts due as reimbursement for certain expenses incurred, or for funds advanced on behalf of customers. The Company's exposure to credit loss in the event that payment is not received for revenue recognized equals the balance of accounts receivable in the balance sheet.

                         AMRESCO, INC. AND SUBSIDIARIES

     Mortgage Loans Held for Sale -- Mortgage loans held for sale are carried at the lower of cost or market. Market is determined on an individual loan basis based upon the estimated fair value of similar loans for the month of expected delivery.

     Statement of Financial Accounting Standards (SFAS) No. 122, "Accounting for Mortgage Servicing Rights" (an amendment of SFAS No. 65), which is effective for the fiscal year 1996, requires mortgage banking enterprises to recognize as separate assets rights to service mortgage loans for others, whether such rights are originated by the Company's own mortgage banking activities or purchased from others. The Company adopted SFAS No. 122 effective January 1, 1996, and the impact of such adoption was insignificant to its financial condition and results of operations.

     SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," issued by the Financial Accounting Standards Board, is effective for transfers of financial assets and extinguishment of liabilities occurring after December 31, 1996 and is to be applied prospectively. The Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Management does not believe the impact of the adoption of this Statement will have a material impact on its financial position or results of operations of the Company.

     Investments -- The Company classifies its investments as: loans, partnerships and joint ventures, asset-backed and other securities, and real estate. The original cost of an investment portfolio is allocated to individual assets within that portfolio based on their relative fair value to the total purchase price. The difference between gross estimated cash flows from loans and asset-backed and other securities and its cost is accrued using the level yield method. The Company accounts for its investments in partnerships and joint ventures using the equity method which generally results in the pass-through of the Company's pro rata share of earnings as if the Company had a direct investment in the underlying loans. Loans, partnerships and joint ventures, and real estate are carried at the lower of cost or estimated fair value. The Company's investments in asset-backed and other securities are classified as available for sale and are carried at estimated fair value determined by discounting estimated cash flows at current market rates. Any unrealized gains or losses on asset-backed and other securities are excluded from earnings and reported as a separate component of shareholders' equity, net of tax effects. Any permanent impairment in the value of a security will be included in earnings.

     SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118 requires creditors to evaluate the collectibility of both contractual interest and principal of loans when assessing the need for a loss accrual. Impairment is measured based on the present value of the expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral, less estimated selling costs, if the loan is collateral dependent and foreclosure is probable. As of January 1, 1995, the Company adopted the provisions of SFAS No. 114 and SFAS No. 118. Because substantially all of the Company's loans at January 1, 1995, had been purchased at a substantial discount, the adoption had an insignificant impact on the Company's financial condition and results of operations.

     Securitization and Sale of Assets -- Revenues from the Company's residential capital markets activities consist of interest earned on residential mortgage loans purchased, gains on the securitization and sale of such loans and other related securities, accrued earnings on certificates purchased or retained from securitization trusts and gains on sales, if any, of such retained certificates. The gains on the securitization and sale of mortgage loans and other related securities represent the amount by which the proceeds received (including the estimated value of any certificates retained) exceed the sum of the basis of the assets sold and the cost of securitization. When assets are securitized and sold, the certificates retained are valued at the discounted present value of the cash flow expected to be realized over the anticipated average life of the assets sold less future estimated credit losses and normal servicing and other fees relating to the assets sold. The discounted

                         AMRESCO, INC. AND SUBSIDIARIES
present value of such certificates is computed using management's assumptions of market discount rates (currently approximately 20%), prepayment rates, default rates and other costs.

     Interest income on mortgage loans held for sale and retained interests in securitizations is recorded as earned. Interest income represents the interest earned on the loans during the warehousing period (the period prior to their securitization) and the recognition of interest income on the securities retained after securitization, which generally is the recognition of the increased time value of the discounted estimated cash flows.

     Premises and Equipment -- Premises and equipment, primarily furniture and fixtures, are stated at cost less accumulated depreciation. The related assets are depreciated using the straight-line method over their estimated service lives, which range from three to twenty years. Improvements to leased property are amortized over the life of the lease or the life of the improvement, whichever is shorter.

     Intangible Assets -- Intangible assets represent the excess of purchase price over the fair market value of net assets acquired in connection with the purchases described in Note 2, as well as capitalized debt issuance costs. These intangible assets, principally goodwill, servicing rights and contracts acquired, are amortized using the straight-line method over periods ranging from one to fifteen years. The Company periodically assesses the recoverability of intangible assets and estimates the remaining useful life by reviewing projected results of acquired operations, servicing rights and contracts.

     SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which is effective for fiscal years beginning after December 15, 1995, requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. SFAS No. 121 also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The Company adopted SFAS No. 121 effective January 1, 1996, and the impact of such adoption was insignificant to its financial condition and results of operations.

     Income Taxes -- Deferred income taxes are recorded for temporary differences between the bases of assets and liabilities as recognized by tax laws and their carrying value as reported in the financial statements.

     Earnings per Share -- Earnings per share is computed by dividing net income by the weighted average number of common shares and common share equivalents outstanding. The weighted average number of shares outstanding for the year ended December 31, 1993, is based on the number of BEI shares of common stock and equivalents exchanged for Holdings shares (see Note 2) and assumes the retroactive conversion of the preferred stock.

     SFAS No. 123, "Accounting for Stock-Based Compensation", which is effective for fiscal years beginning after December 15, 1995, requires that an employer's financial statements include certain disclosures about stock-based employee compensation arrangements regardless of the method used to account for them. Management expects to continue to measure compensation costs using APB Opinion No. 25, "Accounting for Stock Issued to Employees," and will therefore include pro forma disclosures in the notes to the financial statements for all awards granted after December 31, 1994. The Company will disclose the pro forma net income and pro forma earnings per share as if the fair value based accounting method in SFAS No. 123 had been used to account for stock-based compensation cost in future financial statement presentations.

     Foreign Operations -- Assets and liabilities of the foreign subsidiaries are translated into United States dollars at the prevailing exchange rate on the balance sheet date. Revenue and expense accounts for these subsidiaries are translated using the weighted average exchange rate during the period. These translation

                         AMRESCO, INC. AND SUBSIDIARIES
methods give rise to cumulative foreign currency translation adjustments which are reported as a component of equity.

     Derivative Financial Instruments -- Derivative financial instruments are utilized by the Company to reduce interest rate and foreign exchange risks. The Company has established a control environment which includes policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instruments activities. The Company does not hold or issue derivative financial instruments for speculative or trading purposes. Income and expense from derivative financial instruments are recorded in the same category as that arising from the related asset or liability being hedged. Gains and losses resulting from effective hedges of existing assets, liabilities or firm commitments are deferred and recognized when the offsetting gains and losses are recognized on the related hedged items.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses. Actual results may differ from such estimates.

     Reclassifications -- Certain reclassifications of prior year amounts have been made to conform to the current year presentation. In particular, reimbursable expenses, previously shown as assistance revenue and reimbursable costs, are now shown net for the periods presented.

2. ACQUISITIONS

     On December 31, 1993, BEI merged with Holdings. The merger was accomplished first by converting each outstanding share of Holdings' convertible preferred stock into 4.91 shares of Holdings common stock. Each share of Holdings' common stock was then exchanged for 10.03 shares of BEI common stock for a total of 11,120,530 shares, resulting in Holdings becoming a subsidiary of BEI. During 1994, the Company sold to outside parties substantially all of the assets of its EnterChange subsidiaries, acquired December 31, 1993 with the acquisition of BEI, for approximately $1,500,000 in cash and $818,000 in promissory notes.

     Effective August 1, 1994, the Company acquired substantially all of the assets of Holliday Fenoglio Dockerty & Gibson, Inc. and certain of its affiliates ("Holliday Fenoglio"), which are originators and servicers of commercial mortgages, for a maximum of approximately $33,000,000, based upon an initial payment of $17,280,000 in cash and $4,320,000 in stock, and three additional annual earnout payments if targeted earnings are met or exceeded in 1994, 1995 and 1996. For each of the periods ended December 31, 1994 and 1995, $3,883,000 was accrued for the respective year's earnout payment. The transaction has been accounted for as an asset purchase. The purchase price, determined based on the cash paid, the fair market value of the Company stock issued and direct acquisition costs, was allocated to the Holliday Fenoglio assets acquired based on the fair market value at the date of acquisition. The Holliday Fenoglio assets purchased, including acquisition costs, as of August 1, 1994, were as follows (in thousands):

    Premises and equipment.....................................  $ 1,015
    Loan servicing rights......................................    2,200
    Goodwill and non-compete agreements........................   18,907
    Other assets...............................................       78
                                                                 -------
              Net assets acquired..............................  $22,200
                                                                 =======

     Effective June 30, 1995, a wholly-owned subsidiary of the Company acquired substantially all of the assets of CKSRS Housing Group, Ltd., ("CKSRS") a Miami, Florida-based commercial mortgage banking company specializing in the origination, sale and servicing of multifamily mortgages in Florida for $1,278,000.

     On October 27, 1995, the Company, through its wholly-owned subsidiary AMRESCO Management, Inc., completed the acquisition of the third-party securitized, commercial mortgage loan Master Servicer and

                         AMRESCO, INC. AND SUBSIDIARIES

Special Servicer businesses of EQ Services, Inc. and Equitable Real Estate Investment Management, Inc. (collectively "EQS") for $16,864,000. Effective November 20, 1995, the Company, through its wholly-owned subsidiary AMRESCO Advisors, Inc., completed the purchase of substantially all of the pension fund advisory contracts and certain other assets of Acacia Realty Advisors, Inc. ("Acacia") for $4,180,000. AMRESCO Advisors, Inc. provides real estate investment advisory services to pension and other institutional investors in respect of investments in office, industrial and distressed real estate properties. AMRESCO Advisors, Inc. is a registered investment advisor with the Securities and Exchange Commission under the Investment Advisors Act of 1940. The purchases were allocated as follows (in thousands):

                                                       AMRESCO      AMRESCO
                                                     MANAGEMENT,    ADVISORS,
                                                         INC.         INC.
                                                     -----------    ---------
    Servicing contracts and other intangibles......    $14,500      $4,300
    Accounts receivable............................      1,832
    Equipment, furniture and fixtures..............        500         200
    Other assets...................................         32          30
    Accrued other liabilities......................                   (350)
                                                       -------      ------
              Net assets acquired..................    $16,864      $4,180
                                                       =======      ======

     The allocations of the purchase price are based on the best available information and are subject to adjustment.

     The following pro forma consolidated results of operations for the twelve months ended December 31, 1993 and 1994 are presented as if the acquisitions of Holliday Fenoglio and BEI occurred at the beginning of the period presented (in thousands, except per share data):

                                                       1993         1994
                                                     --------     --------
    Revenues........................................ $168,367     $139,275
    Income from continuing operations...............   28,001       21,846
    Earnings per share from continuing operations...     1.23         0.91

     The pro forma effect of the acquisitions of EQS, Acacia and CKSRS in 1995 would have an insignificant impact on the consolidated results of operations of the Company for the years ended December 31, 1993, 1994 and 1995.

3. ASSET MANAGEMENT CONTRACTS

     The Company provides asset management and resolution services for private investors, financial institutions, and government agencies. Generally, the contracts provide for the payment of a fixed management fee which is reduced proportionately as managed assets decrease, a resolution fee using specified percentage rates based on net cash collections and an incentive fee for resolution of certain assets. Asset management and resolution contracts are of a finite duration, typically 3-5 years. Unless new assets are added to these contracts during their terms, the amount of total assets under management decreases over the terms of these contracts.

     On August 31, 1994, the Company and NationsBank Corporation concluded their asset management contract ("NationsBank Contract"). The NationsBank Contract had an original term expiring in June 1997 and, as provided, the Company received an early conclusion fee of $10,000,000 which is included in 1994 other revenues. One-time expenses related to the NationsBank Contract conclusion included incentive compensation of $1,200,000 and $2,800,000 for related intangible write-offs. A significant management contract with the FDIC expired on January 31, 1995. During 1994 all the existing asset management contracts with the RTC

                         AMRESCO, INC. AND SUBSIDIARIES
expired, and in December, 1995, the Company received a $4,000,000 final settlement from the RTC for certain contracts.

4. INVESTMENT IN LOANS

     Ninety-seven percent of the Company's loans held for investment are loans purchased at substantial discounts from the principal amount, with the remaining three percent comprised of other high-yield loans and other notes receivable. At December 31, 1995 the Company had mortgage loans held for securitization with a book value of $142,749,000 included in mortgage loans held for sale. These loans are carried at cost, which does not exceed market. These loans were securitized and sold for a gain in January, 1996. All of the Company's loans are collateral under the Company's notes payable and other debt.

5. ASSET-BACKED AND OTHER SECURITIES

     Securities available for sale, carried at estimated fair value, at December 31, 1994 and 1995, are as follows (in thousands):

                                                                GROSS         GROSS
                                                 AMORTIZED    UNREALIZED    UNREALIZED    ESTIMATED
                                                   COST          GAIN          LOSS       FAIR VALUE
                                                 ---------    ----------    ----------    ----------
    1994:
      Asset-backed securities..................   $ 3,481                                  $  3,481
                                                  =======                                  ========
    1995:
      Asset-backed securities..................   $33,930        $325         $ (217)      $ 34,038
      Interest-only securities.................    12,149                                    12,149
                                                  -------        ----         ------       --------
              Total............................   $46,079        $325         $ (217)      $ 46,187
                                                  =======        ====         ======       ========

     Maturities of asset-backed securities are not presented because the loans underlying such securities are subject to prepayment. All of the Company's asset-backed and other securities are collateral under the Company's notes payable and other debt.

     Proceeds from the sales of an available for sale investment security during 1995 were $13,760,000, with a gross realized gain of $428,000.

6. OTHER ASSETS

     The following table summarizes the components of other assets at December 31, 1994 and 1995 (in thousands):

                                                              1994       1995
                                                             ------     ------
    Deferred compensation agreements with former officers... $1,629     $1,848
    Prepaid expenses........................................    412      1,605
    Notes receivable........................................    525        525
    Income taxes receivable.................................  1,135
    Other...................................................  2,678      3,940
                                                             ------     ------
              Total other assets............................ $6,379     $7,918
                                                             ======     ======

     Deferred compensation agreements include notes from two former officers of BEI, who are currently directors, which were executed prior to its acquisition by the Company. The amounts due represent the present value of non-interest bearing notes due in 2006 and 2007 for advances for premiums on split-dollar life insurance policies owned by the two directors. Cash surrender values of approximately $850,000 and

                         AMRESCO, INC. AND SUBSIDIARIES

$1,738,000 at December 31, 1994 and 1995, respectively, collateralize these notes, and the Company is a beneficiary under the life insurance policies to the extent of total premiums advanced. Included in other liabilities at December 31, 1994 and 1995 is $1,331,000 and $1,191,000, respectively, representing the present value of the Company's obligation to make future premium payments on such life insurance policies. Notes receivable are unsecured notes from these former officers due in 1996 and bearing interest at 8.5%.

7. NOTES PAYABLE AND OTHER DEBT

     Notes payable and other debt at December 31, 1994 and 1995 and June 30, 1996, consist of the following (in thousands):


                                                                 DECEMBER 31,
                                                             --------------------      JUNE 30,
                                                              1994         1995          1996
                                                             -------     --------     -----------
                                                                                      (UNAUDITED)
NOTES PAYABLE:
  $200,000,000 revolving credit line agreement with a
     syndicate of lenders for:
     Advances on 30-day terms at 6.94% to 7.35%.............                           $  62,014
     Advances at a prime rate of 8.25%......................                               1,200
  $150,000,000 revolving credit line agreement with a
     syndicate of lenders for:
     Advances on 30 day terms at 7.6224% to 7.75%...........             $ 61,000
     Advances at a prime rate of 8.5%.......................                6,500
  $75,000,000 revolving credit line agreement with
     NationsBank of Texas, N.A. (the "Bank") for:
     Advance on a 182 day term at a 8.375%.................. $ 8,000
     Advance at a prime rate of 8.5%........................   7,500
  $80,000,000 revolving investment loan agreement with the
     Bank...................................................               21,942         32,921
  Nonrecourse debt payable to two financial services
     companies..............................................     959       38,354         25,856
                                                             -------     --------       --------
          Total notes payable............................... $16,459     $127,796      $ 121,991
                                                             =======     ========       ========

     On September 29, 1995, the Company entered into a $150,000,000 revolving loan agreement with a syndicate of lenders, led by the Bank which matures on September 29, 1997. By its terms, the revolving loan agreement has two primary components, $50,000,000 available under a corporate facility and $100,000,000 available under a portfolio facility. The syndicate's current commitment under the revolving loan agreement is limited to a total of $105,000,000; $35,000,000 under the corporate facility and $70,000,000 under the portfolio facility. The additional amounts under the revolving loan agreement would become available to the Company upon the participation by additional financial institutions in the syndicate for the loan and upon an increase in the Company's borrowing base under this agreement. There can be no assurance that such events will occur. The borrowing terms, including interest, may be selected by the Company and tied to either the Bank's variable rate (8.50% at December 31, 1995) or, for advances on a term basis up to approximately 180 days, a rate equal to an adjusted LIBOR rate (5.53% at December 31, 1995). Interest is payable quarterly and at the end of each advance period. The revolving loan agreement is secured by substantially all of the assets of the Company not pledged under other credit facilities, including stock of a majority of the Company's subsidiaries held by the Company. The revolving loan agreement requires the Company to meet certain financial tests, including minimum consolidated tangible net worth, maximum consolidated funded debt to consolidated capitalization ratio, minimum fixed charge coverage ratio, minimum interest coverage ratio, maximum consolidated funded debt to consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio and maximum corporate facility outstanding to consolidated EBITDA ratio. The revolving loan agreement contains covenants that, among other things, will limit the incurrence of additional indebtedness, investments, asset sales, loans to shareholders, dividends, transactions with affiliates, acquisitions, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements. The Company has outstanding letters of credit totaling $239,000 at December 31, 1995, which

                         AMRESCO, INC. AND SUBSIDIARIES
reduce the available revolving line. The available borrowing capacity under this facility at December 31, 1995, was $37,300,000.

     Prior to entering into the revolving loan agreement described above, Holdings maintained a $75,000,000 line of credit with the Bank which bore interest at their prime rate. This line of credit was terminated with the $150,000,000 revolving credit agreement.

     Effective June 13, 1996, the Company entered into a First Amendment of the First Amended and Restated Revolving Loan Agreement (the "Revolving Loan Agreement") with a syndicate of lenders, led by NationsBank of Texas N.A., which matures on May 31, 1998 and replaced its September 29, 1995, revolving loan agreement. The syndicates' current commitment under the $200,000,000 revolving loan agreement was limited to a total of $185,000,000 at June 30, 1996. The additional $15,000,000 under the revolving loan agreement became available to the Company on August 12, 1996.

     Prior to entering into the $75,000,000 revolving credit agreement, Holdings maintained a $35,000,000 line of credit with the Bank which bore interest at their prime rate plus 0.5%. This line of credit was terminated with the $75,000,000 revolving credit agreement.

     On January 20, 1995, the Company entered into a $35,000,000 revolving investment loan agreement with the Bank. Effective March 5, 1996, this revolving investment loan agreement was increased to $80,000,000. Proceeds of the loan are used to acquire short-term investments which secure the loan. Interest is computed based on market rates adjusted for the Company's credited funds at the Bank.

     On July 27, 1995, two wholly-owned subsidiaries of the Company jointly entered into a $27,500,000 nonrecourse term loan agreement with a financial services company to finance investments in portfolios. The loan, with an outstanding balance of $17,760,000 at December 31, 1995, is collateralized by a security interest in the investments in asset portfolios of the subsidiaries with a net book value at December 31, 1995, of $35,527,000. The stated interest rate for this debt is the financial company's floating prime rate plus 1.5% (10% at December 31, 1995); however, the borrowing entities may elect to have up to three tranches of debt bear interest at adjusted LIBOR rate plus 3% (8.53% at December 31, 1995 for a term of 180 days), with the term of each tranche to be up to 180 days. Interest is payable monthly. Principal payments are due monthly and are equal to 90% of the net portfolio cash flow for the preceding month. Additional principal reductions may be required on a quarterly basis to meet minimum principal payment requirements. The loan is nonrecourse to the Company and matures on July 31, 1998. As part of the agreement, the borrowing entities and the Company are subject to both positive and negative covenants.

     On December 19, 1995, a wholly-owned subsidiary of the Company entered into a $20,593,000 Global Master Repurchase Agreement with a financial services company to support the purchase of certain commercial mortgage pass-through certificates. The agreement bears interest at a rate based on 30-day LIBOR plus 1.4% (7.12% at December 31, 1995) payable monthly. This facility is secured by the commercial mortgage pass-through certificates and repayment of principal is based on cash flow from such securities. At December 31, 1995, the balance outstanding under this facility was $20,593,000, secured by assets with a book value of $27,520,000.



                                                                  DECEMBER 31,       JUNE 30,
                                                                      1995             1996
                                                                  ------------     -----------
                                                                                   (UNAUDITED)
    WAREHOUSE LOANS PAYABLE (IN THOUSANDS):
      $25,000,000 Warehouse loans payable at 6.94% to 8.25%......   $  8,987        $   3,969
      Warehouse loans payable to two financial services
         companies:
         Advances on 60 day terms at 6.35%.......................    144,171          177,055
                                                                    --------        ---------
              Total Warehouse Loans Payable......................   $153,158        $ 181,024
                                                                    ========        =========

     On April 28, 1995, a wholly-owned subsidiary of the Company entered into a $25,000,000 revolving credit loan agreement with the Bank to facilitate mortgage loan underwriting and origination. The stated interest rate for this line is the Bank's floating prime rate (8.5% at December 31, 1995); however, the Company may elect

                         AMRESCO, INC. AND SUBSIDIARIES
to have up to three tranches of debt bear interest at adjusted 30-day LIBOR rate plus 2% (7.72% at December 31, 1995 for a term of 30 days), and interest is payable monthly. Principal payments on the note are due monthly, and are equal to the aggregate amount of all principal payments received by the borrowing entity with respect to mortgage loan underwriting and origination. The loan is collateralized by the mortgage loans and the borrowing entity/servicers collection accounts. At December 31, 1995, the balance outstanding under this facility was $8,987,000, secured by assets totaling $9,474,000. The available borrowing capacity under this facility at December 31, 1995, was $16,013,000.

     On August 15, 1995, a wholly-owned subsidiary of the Company entered into a mortgage warehouse agreement with a funding corporation to facilitate multi-family mortgage loan underwriting and origination. The stated interest rate for this line is an adjusted 30-day LIBOR rate plus 3% (8.72% at December 31, 1995), and interest and principal are payable upon the receipt of the proceeds of the sale or other disposition of related mortgage loans. The loan is secured by the mortgage loans originated by the Company and held for sale under the facility. The Company is a guarantor on this facility. At December 31, 1995, the balance outstanding under this facility was $8,570,000, secured by assets totaling $8,620,000.

     Effective November 1, 1995, a wholly-owned subsidiary of the Company entered into a $100,000,000 warehouse line of credit, increased to $150,000,000 on November 30, 1995, with Prudential Securities Realty Funding Corporation ("Prudential") to finance the acquisition warehousing of residential mortgage loans. This facility was secured by the loans purchased through borrowings under this facility and held for sale. The stated interest rate for this line was LIBOR plus 0.875% (which can be adjusted retroactively under certain circumstances to LIBOR plus 2.4%). At December 31, 1995, the balance outstanding under this facility was $135,601,000, secured by assets totaling $142,749,000. On January 26, 1996, the mortgages purchased with borrowings under this facility were securitized and sold and such borrowings were repaid in their entirety and the facility was terminated. The Company anticipates that it will incur additional borrowings under similar facilities in connection with loans purchased for securitization in the future (see Note 15).

     Pursuant to a Commitment Letter dated May 29, 1996, CS First Boston Mortgage Capital Corp. agreed to provide AMRESCO Residential Mortgage Corporation, a subsidiary of the Company, with a repurchase facility in an amount not to exceed $500,000,000 (the "Repurchase Facility"), which supplements, forms a part of and is subject to a Global Master Repurchase Agreement dated May 28, 1996 to finance the acquisition and warehousing of residential mortgage loans. As of June 28, 1996, $133,500,000 was outstanding under the Repurchase Facility. Indebtedness under the Repurchase Facility bears interest at a rate of LIBOR (5.50% at June 28, 1996 for a term of 90 days) plus 0.85% to 2.1% based upon the purchase price, market value and unpaid principal amount of mortgage loans related to each repurchase transaction. Indebtedness under the Repurchase Facility is secured by a first priority security interest in the mortgage loans acquired with funds advanced under the Repurchase Facility.



                                                                  DECEMBER 31,       JUNE 30,
                                                                      1995             1996
                                                                  ------------     -----------
                                                                                   (UNAUDITED)
    OTHER DEBT (IN THOUSANDS):
      Senior Subordinated Notes at 10%, due January 15, 2003....                    $  57,500
      Convertible Subordinated Debt at 8%, due December 15,
         2005...................................................    $ 45,000           45,000
                                                                    --------        ---------
              Total Other Debt..................................    $ 45,000        $ 102,500
                                                                    ========        =========

     On November 27, 1995, the Company completed an offering conducted in Europe of $45,000,000 aggregate principal amount of Convertible Subordinated Debentures. The net proceeds (aggregating approximately $43,000,000) from such offering were used to repay borrowings under the revolving credit line. The Convertible Subordinated Debentures bear interest at 8% per annum and will mature on December 15, 2005. There is no sinking fund or amortization of principal prior to maturity. The capitalized debt offering costs are included in intangibles and amortized over ten years. The Convertible Subordinated Debentures are not

                         AMRESCO, INC. AND SUBSIDIARIES
redeemable prior to December 15, 1996. The Convertible Subordinated Debentures are convertible at the option of the holders into shares of Common Stock at a conversion price of $12.50 per share (equivalent to a conversion rate of 80 shares of Common Stock per $1,000 principal amount of Convertible Subordinated Debentures), subject to adjustment in certain events. The Convertible Subordinated Debentures are unsecured obligations of the Company and subordinated to all existing and future Senior Indebtedness (as defined in the Convertible Subordinated Debenture Indenture) of the Company. The Convertible Subordinated Debentures contain certain rights of the holder to require the repurchase of the Convertible Subordinated Debentures (i) upon a Fundamental Change (as defined in the Convertible Subordinated Debenture Indenture) and (ii) if the Company is not able to maintain a Net Worth (as defined in the Convertible Subordinated Debenture Indenture) of approximately $141.0 million plus the net proceeds to the Company from any offering of common stock by the Company subsequent to December 31, 1995. There are certain other covenants restricting dividends on and redemptions of capital stock.

     A subsidiary of the Company had a nonrecourse subordinated note payable to a financial services company collateralized by a second security interest in the investment in asset portfolio which was fully repaid at January 31, 1995. The note required basic interest at the 90-day LIBOR plus 4.5% (11% at December 31, 1994) payable monthly. Principal payments were due monthly, equal to 10% of the net portfolio cash flow with the remaining outstanding balance due December 30, 1996. The note was nonrecourse to the borrowing entity and the Company. After repayment of the outstanding principal and basic interest, contingent interest to provide the lender a 15% compounded rate was due from any available net portfolio cash flow. Additionally, after the above payments were made, and the subsidiary had recovered $6,337,000 (representing its equity in the asset portfolio at December 31, 1993, the date of the loan, and capitalized costs), the lender became entitled to receive 6% of the net portfolio cash flow. During 1995, the Company paid $222,000 to the lender for its 6% share of net portfolio cash flow.

     On January 30, 1996, the Company completed an offering of $57,500,000 aggregate principal amount of Senior Subordinated Notes. The net proceeds (aggregating approximately $54,900,000) from such offering were used to repay borrowings under the revolving credit line. The Senior Subordinated Notes bear interest at 10% per annum and will mature on January 15, 2003. There is no sinking fund or amortization of principal prior to maturity. The capitalized debt offering costs are included in intangibles and amortized over seven years. The Senior Subordinated Notes are not redeemable prior to January 15, 2001. The Senior Subordinated Notes are unsecured general obligations of the Company and subordinated to all existing and future Senior Indebtedness (as defined in Senior Subordinated Notes Indenture) of the Company. There are certain covenants restricting dividends on and redemptions of capital stock.

     On September 7, 1995, the Company entered into an interest rate swap agreement to hedge a portion of its 30-day LIBOR floating rate debt. The swap agreement has a notional amount of $25,000,000 and requires payment of interest by the Company at a fixed rate of 5.8% and receipt of interest by the Company at a floating rate equal to 30-day LIBOR.

     Effective February 23, 1996, and as amended on March 22, 1996, a wholly-owned subsidiary of the Company entered into a $220,000,000 warehouse line of credit with Prudential to finance the acquisition and warehousing of residential mortgage loans. This facility is secured by the loans purchased through borrowings under this facility and held for sale. The stated interest rate for this line is LIBOR plus 0.85%. This facility matured on April 30, 1996. Effective February 26, 1996, a wholly-owned subsidiary of the Company entered into a $400,000,000 warehouse line of credit with Prudential to finance the acquisition and warehousing of residential mortgage loans. This facility is secured by the loans purchased through borrowings under this facility and held for sale. The stated interest rate for this line is LIBOR plus 0.85%. This facility matured on July 31, 1996. The combined amounts outstanding under mortgage warehouse lines of credit with Prudential cannot exceed $220,000,000 at any time.

                         AMRESCO, INC. AND SUBSIDIARIES

     On July 16, 1996, the Company completed a sale of $57,500,000 principal amount of Senior Notes. The net proceeds (aggregating approximately $55,775,000) from such sale were used to repay borrowings under the Revolving Loan Agreement. The Senior Notes bear interest at a rate of 8.75% per annum and will mature on July 1, 1999. There is no sinking fund or amortization of principal prior to maturity. The capitalized debt offering costs will be included in intangibles and amortized over three years. The Senior Notes will not be redeemable prior to July 1, 1999. The Senior Notes will be unsecured senior obligations of the Company and subordinated to the rights of holders of secured unsubordinated indebtedness of the Company to the extent of the value of the collateral securing such indebtedness. There are certain limited restrictions on the ability of the Company to, among other things, create or incur any additional senior debt, pay dividends or make certain other restricted payments.

     Substantially all of the assets of the Company, including stock of a majority of the Company's subsidiaries, are pledged to secure notes payable and other debt.

     As of December 31, 1995, the aggregate amounts of notes payable and other debt that were scheduled to mature during the next five years were as follows (in thousands):

                                             FOR THE YEAR ENDED DECEMBER 31,
                                     ------------------------------------------------
                                       1996      1997      1998      1999      2000     THEREAFTER
                                     --------   -------   -------   -------   -------   ----------
    Notes payable and other debt...  $239,136   $15,487   $17,761   $    --   $    --    $ 53,570

8. INCOME TAXES

     Income tax expense (benefit) consists of the following for the years ended December 31, 1993, 1994 and 1995 (in thousands):

                                                             1993        1994        1995
                                                            -------     -------     -------
    Current:
      Federal.............................................. $14,533     $ 9,665     $ 6,040
      State................................................   3,096       2,609       2,147
                                                            -------     -------     -------
              Total current tax expense....................  17,629      12,274       8,187
    Deferred tax expense (benefit).........................  (1,650)        966       5,023
                                                            -------     -------     -------
              Total income tax expense..................... $15,979     $13,240     $13,210
                                                            =======     =======     =======

     A reconciliation of income taxes on reported pretax income at statutory rates to actual income tax expense for the years ended December 31, 1993, 1994 and 1995, is as follows (in thousands):

                                                  1993               1994               1995
                                             ---------------    ---------------    ---------------
                                             DOLLARS    RATE    DOLLARS    RATE    DOLLARS    RATE
                                             -------    ----    -------    ----    -------    ----
Income tax at statutory rates............... $14,069     35%    $11,196     35%    $12,005     35%
State income taxes, net of Federal tax
  benefit...................................   1,910      5%      1,606      5%      1,205      4%
Other.......................................                        438      1%
                                             -------            -------            -------
          Total income tax expense.......... $15,979     40%    $13,240     41%    $13,210     39%
                                             =======            =======            =======
Income tax expense attributable to
  continuing operations..................... $17,371            $14,753            $11,593
Income tax expense (benefit) attributable to
  discontinued operations...................  (1,392)            (1,513)             1,617
                                             -------            -------            -------
          Total income tax expense.......... $15,979            $13,240            $13,210
                                             =======            =======            =======

                         AMRESCO, INC. AND SUBSIDIARIES

     The net deferred tax assets at December 31, 1994 and 1995, consist of the tax effects of temporary differences related to the following (in thousands):

                                                                        1994        1995
                                                                       -------     -------
    Allowance for uncollectible accounts receivable..................  $ 1,386     $   594
    Equipment, furniture and fixtures................................      235
    Intangible assets................................................    2,691       1,759
    Investment in subsidiaries.......................................      930         477
    Accrued employee compensation....................................    3,261       2,085
    Net operating loss carryforwards.................................    6,775       5,334
    AMT credit carryforwards.........................................      602         602
    Other............................................................    2,002       2,008
                                                                       -------     -------
              Deferred tax asset before valuation allowance..........   17,882      12,859
    Valuation allowance..............................................     (675)       (675)
                                                                       -------     -------
              Net deferred tax asset.................................  $17,207     $12,184
                                                                       =======     =======

     As a result of the acquisition of BEI, the Company has available for its use BEI's net operating loss carryforwards existing at the acquisition date. The Company is limited to utilizing approximately $4,246,000 of such losses annually. The following are the expiration dates and the approximate net operating loss carry forwards at December 31, 1995 (in thousands):

               EXPIRATION DATE                                       AMOUNT
               ---------------                                       ------
                     1998..........................................  $ 2,448
                     1999..........................................    1,333
                     2001..........................................    3,516
                     2002..........................................    2,071
                     2003..........................................    1,459
                     2006..........................................      372
                     2007..........................................    2,867
                                                                     -------
                                                                     $14,066
                                                                     =======

     Realization of deferred tax assets is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not, that all of the deferred tax asset, net of applicable valuation allowance, will be realized. The amount of the deferred tax asset considered realizable could be reduced or increased if estimates of future taxable income during the carryforward period are reduced or increased.

                         AMRESCO, INC. AND SUBSIDIARIES

9. OTHER LIABILITIES

     The following table summarizes the components of other liabilities at December 31, 1994 and 1995 (in thousands):

                                                                          1994       1995
                                                                         -------    -------
    Accrued interest...................................................  $   325    $ 1,752
    Deferred compensation obligations (Note 6).........................    1,331      1,191
    Dividends payable..................................................    1,179
    Payable to partners................................................    3,907      2,349
    Other..............................................................    2,875      2,165
                                                                          ------     ------
              Total other liabilities..................................  $ 9,617    $ 7,457
                                                                          ======     ======

     On October 25, 1995, the Company announced the discontinuation of its policy of paying cash dividends. The Board of Directors has determined the Company should retain all earnings to support current operations and finance future expansions.

     Payable to partners represents amounts owed to Esther Ritz Corporation ("Ritz") and other partners for their shares of the undistributed earnings of various joint ventures and partnerships. The consolidated balance sheets at December 31, 1994 and 1995, include the accounts of BEI-Ritz Joint Venture #1 and BEI-Ritz Joint Venture #2 (the "Joint Ventures") of which the Company owns a controlling interest. The Joint Ventures were formed in 1991 between BEI and Ritz to participate in the bidding for contracts for the management and disposition of assets owned by the RTC. The Joint Ventures make distributions to the Company and to Ritz as cash is collected on the RTC contracts. The related contracts concluded during 1994 and a final settlement with the RTC was reached in December 1995.

10. DISCONTINUED OPERATION

     The Company adopted a plan on December 1, 1994, to discontinue its data processing operations for the banking and asset management industry and to sell substantially all of the assets of the related subsidiary by June 30, 1995. The net liabilities of the subsidiary at December 31, 1994, were as follows (in thousands):

    Accounts receivable........................................................  $   666
    Premises and equipment and other assets....................................      341
    Liabilities................................................................     (718)
    Reserve for losses on discontinued operations..............................   (1,243)
                                                                                 -------
              Net liabilities of discontinued subsidiary.......................  $  (954)
                                                                                 =======

     Gross revenues applicable to the discontinued operations were $5,500,000 and $4,542,000 for the year ended December 31, 1993, and the eleven months ended November 30, 1994, respectively. The loss from discontinued operations for the year ended December 31, 1993 and the eleven months ended November 30, 1994 was $2,088,000 and $1,287,000, respectively, net of $1,392,000 and $891,000 income tax benefit, respectively. The loss from the discontinued operations for the period December 1, 1994, to December 31, 1994, was $95,000, net of $63,000 income tax benefit. The loss on the disposal of discontinued operations for the year ended December 31, 1994, was $898,000, net of income tax benefit of $622,000.

                         AMRESCO, INC. AND SUBSIDIARIES

     On June 16, 1995, the Company sold substantially all of the assets of its data processing operations for the banking and asset management industry for $6,250,000 in cash with a gain of $2,425,000, or $0.10 per share, net of certain transaction costs and a $1,617,000 provision for income taxes. The book values of the net assets sold in the transaction were as follows (in thousands):

    Cash.........................................................................  $ 283
    Accounts receivable..........................................................    293
    Premises and equipment.......................................................    302
    Other assets.................................................................     65
    Liabilities..................................................................   (199)
                                                                                   -----
              Net assets of discontinued subsidiary..............................  $ 744
                                                                                   =====

11. COMMON STOCK

     The Company has a stock option and award plan for the benefit of key individuals, including its directors, officers and key employees. In connection with the merger of BEI and Holdings (see Note 2), certain granted options became fully vested. The plan is administered by a committee of the Board of Directors. The plan was adjusted to reflect the conversion of each share of Holdings common stock into 10.03 shares of the Company's stock for the year ended December 31, 1993. Stock option activity under the plan for the years ended December 31, 1993, 1994 and 1995, is as follows:

                                                               NUMBER OF       OPTION PRICE
                                                                SHARES          PER SHARE
                                                               ---------     ----------------
    Options outstanding at January 1, 1993...................    411,230               $ 0.60
      Granted................................................    431,290               $ 3.50
      Canceled...............................................    (70,210)              $ 0.60
      Acquired company options outstanding...................  1,321,790      $2.25 to $ 4.50
                                                               ---------
    Options outstanding at December 31, 1993.................  2,094,100      $0.60 to $ 4.50
      Granted................................................    500,000      $7.00 to $ 8.94
      Exercised..............................................   (711,590)     $0.60 to $ 3.50
      Forfeited..............................................    (10,060)              $ 3.50
                                                               ---------
    Options outstanding at December 31, 1994.................  1,872,450      $0.60 to $ 4.50
      Granted................................................    872,160      $6.88 to $11.38
      Exercised..............................................   (434,480)     $0.60 to $ 6.88
      Forfeited..............................................     (8,337)     $2.75 to $ 3.75
                                                               ---------
    Options outstanding at December 31, 1995.................  2,301,793      $0.60 to $11.38
                                                               =========
    Options exercisable at December 31, 1995.................  1,382,691      $0.60 to $11.38
                                                               =========
    Options available for grant at December 31, 1995.........  1,766,833
                                                               =========

     At December 31, 1995, the Company has reserved a total of 4,068,626 shares of common stock for exercise of stock options.

     A stock subscription agreement and related stockholders' agreement (the "Stockholder Agreements") were entered into by the Company with various officers and other parties (the "Subscribers") on December 9, 1992. The purchase price was based on $.60 per share (after effect of the conversion into Company stock). Certain executive officers purchased common stock with cash and promissory notes. The notes accrue interest at 6% per annum and are due and payable in December 2002 or within one year of termination of employment. The shares are subject to certain restrictions and repurchase rights pursuant to the Stockholder Agreements. In the event of termination of employment prior to December 2002, the Company could cancel unvested

                         AMRESCO, INC. AND SUBSIDIARIES
shares by canceling related indebtedness based on the original issue price. Originally, 50% of the notes were vested based upon performance and the remainder were time notes. As a result of the merger with BEI, the performance notes were converted into time notes. The conversion of the notes resulted in additional compensation expense recorded during 1993 of $1,188,000. In addition, the shares are now fully vested. The notes are secured by the stock acquired and are nonrecourse to the Subscribers. The notes are classified as a reduction of stockholders' equity for financial reporting purposes. At December 31, 1994 and 1995, reductions for employee stock included notes receivable for officers' shares of $429,000 and $120,000, respectively. During 1993, $179,000 in notes receivable for officers' shares and the related common stock were canceled. During 1994, a $178,000 note receivable was repaid. During 1995, $309,000 in officers' notes receivable were collected, including $220,000 in cash and $89,000 in common stock.

     During 1995, the Company issued 250,202 shares of restricted common stock at prices ranging from $6.88 per share to $11.38 per share under the Company's stock option and award plan. During 1995, $279,000 in unearned stock compensation was amortized as compensation expense. At December 31, 1995, reductions for employee stock included unearned stock compensation of $2,118,000. Also, during 1995 the Company initiated an employee stock purchase plan under which employees of the Company, through payroll deductions, can purchase common stock of the Company for 85% of the then-current market price.

     On December 13, 1995, the Company completed a registered public offering of 2,000,000 shares of Common Stock. Subsequent thereto, the Company sold an additional 300,000 shares of Common Stock upon exercise of the Underwriters' over-allotment option. The net proceeds from such offering aggregating approximately $25,110,000 were used to repay borrowings under the revolving credit line. The price to the public was $11.75 per share and the price to the Company was $11.10 per share (after an underwriting discount of $0.65 per share). In addition to the offering of shares of Common Stock by the Company, two institutional shareholders sold an aggregate of 2,300,000 shares of Common Stock (including 300,000 shares sold pursuant to the exercise of the underwriters' over-allotment option). The Company did not receive any proceeds from the sale of these shares. Assuming issuance of 2,300,000 shares of common stock at the beginning of each of the periods January 1, 1995 and 1994 and application of related net proceeds to the repayment of borrowings bearing an average interest cost of 8.1%, pro forma per share amounts of income from continuing operations and net income would be $0.85 and $0.77, respectively, for the year ended December 31, 1994, and $0.74 and $0.83, respectively for the year ended December 31, 1995.

12. EMPLOYEE COMPENSATION AND BENEFITS

     Accrued employee compensation and benefits at December 31, 1994 and 1995, include amounts for incentive compensation, severance and benefits. Certain employees are eligible to receive a bonus from a pool computed on 15% to 25% of pretax income over predetermined minimum earning levels. In addition, certain employees are covered by severance plans in the event their employment is terminated due to reductions in the workforce. The Company accrues for such costs over the service period. At December 31, 1994 and 1995, a total of $5,144,000 and $1,423,000, respectively, was accrued for costs incurred or expected to be incurred under the severance plans of continuing operations.

     The AMRESCO Retirement Savings and Profit Sharing Plan (the "Plan") qualifies under Section 401(k) of the Internal Revenue Code and incorporates both a savings component and a profit sharing component for eligible employees. As determined each year by the Board of Directors, the Company may match the employee contribution up to 6% of their base pay based on the Company's performance. For 1995, the matching contribution was set at $.50 for each $1.00 contributed by the employees. In addition to the matching savings contribution, the Company provides an annual contribution to the profit sharing retirement component of the Plan on behalf of all eligible employees. This portion of the Plan has been amended to assure that the Company is not required to make an employer profit sharing contribution to the Plan. However, it is anticipated that some level of profit sharing contribution will continue in future periods. For the

                         AMRESCO, INC. AND SUBSIDIARIES
years ended December 31, 1993, 1994 and 1995, the Company made profit sharing contributions of $1,700,000, $1,312,000 and $1,218,000, respectively. Allocation of the Company's contribution will be based on a percentage of an employee's weighted total pay. Weighted total pay places a stronger emphasis on the age of the employee and provides an increasingly larger profit sharing contribution as an employee nears retirement.

13. COMMITMENTS AND CONTINGENCIES

     The Company is committed to pay additional consideration to former owners of an acquired subsidiary based on financial performance during 1995 and 1996. See Note 2.

     The Company has entered into non-cancelable operating leases covering office facilities which expire at various dates through 2006. Certain of the lease agreements provide for minimum annual rentals with provisions to increase the rents to cover increases in real estate taxes and other expenses of the lessor. The Company also has leases on equipment, some of which are non-cancelable, which expire on various dates through 1999. The total rent expense for the years ended December 31, 1993, 1994 and 1995, was approximately $3,116,000, $4,386,000, and $3,655,000, respectively. The future minimum annual rental commitments under non-cancelable agreements having a remaining term in excess of one year at December 31, 1995, are as follows (in thousands):

                Year Ended December 31,
                  1996..............................................  $3,249
                  1997..............................................   3,592
                  1998..............................................   3,178
                  1999..............................................   2,540
                  2000..............................................   1,789
                  Thereafter........................................   9,981

     The Company is a defendant in various legal actions. In the opinion of management, such actions will not materially affect the financial position, results of operations or cash flows of the Company.

     The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to hedge against changes in interest rates. These financial instruments include commitments to sell certain mortgage loans and interest rate swap agreements. These instruments involve, to varying degrees, elements of interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The Company controls the risk of its hedging agreements, interest rate swap agreements and forward contracts through approvals, limits and monitoring procedures.

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     The Company may reduce its exposure to fluctuations in interest rates by creating offsetting positions through the use of derivative financial instruments, particularly forward contracts and interest rate swaps. The Company currently does not use derivative financial instruments for trading or speculative purposes, nor is the Company party to highly-leveraged derivatives. The notional amount of interest rate swaps is the underlying principal amount used in determining the interest payments exchanged over the life of the swap. The notional amounts are not a measure of the Company's exposure through its use of derivatives.

     The Company had two forward contracts at December 31, 1995, to sell a total of $70,000,000 7.5% residential mortgage loans at contracted forward prices. Both of the Company's forward contracts are hedges against interest rate exposures and a change in a forward contract's value would be offset with an equivalent but opposite change in the hedged residential mortgage loans. These contracts matured on January 16, 1996.

                         AMRESCO, INC. AND SUBSIDIARIES

     Interest rate swap agreements are used to reduce interest rate risks and costs inherent in the Company's outstanding debt. The Company enters into these agreements to change the fixed/variable interest rate mix of the debt portfolio to reduce the Company's aggregate risk to movements in interest rates. Accordingly, the Company enters into agreements to effectively convert variable-rate debt to fixed-rate debt to reduce the Company's risk of incurring higher interest costs due to rising interest rates. During 1995, the Company entered into a $25,000,000 interest rate swap agreement thereby allowing the Company to establish fixed interest rates on a portion of its outstanding debt. During 1995, there were no deferred gains or losses related to the swap agreement. This swap agreement matures September 7, 1997. See Note 7.

     The Company continually monitors the market risk of its forward and interest rate swap contracts. The Company uses commercial rating agencies to evaluate the credit quality of the counterparties, all of whom are major international financial institutions. The Company does not anticipate a loss resulting from any credit risk of these institutions.

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirement of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                                                    DECEMBER 31, 1994         DECEMBER 31, 1995
                                                  ----------------------    ----------------------
                                                  CARRYING    ESTIMATED     CARRYING    ESTIMATED
                                                   AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                                  --------    ----------    --------    ----------
                                                               (DOLLARS IN THOUSANDS)
    Assets:
      Cash and cash equivalents.................  $ 20,446     $ 20,446     $ 16,139     $  16,139
      Temporary investments.....................                              21,942        21,942
      Accounts receivable.......................    20,682       20,682       20,158        20,158
      Mortgage loans held for sale..............                             160,843       161,841
      Investments:
         Loans..................................    32,631       38,000      138,180       147,000
         Partnerships and joint ventures........    22,491       25,200       34,694        38,000
         Asset-backed securities................     3,481        3,500       46,187        46,187
    Liabilities:
      Accounts payable..........................    12,045       12,045       14,124        14,124
      Notes payable and other debt..............    16,459       16,459      325,954       326,354
    Off-Balance Sheet:
      Interest rate swap........................                                              (251)
      Forward contracts.........................                                              (998)
      Letters of credit ($833 and $239,
         respectively)..........................                     --                         --

     The fair values of investments, notes payable and other debt are estimated based on present values of estimated cash flows using current entry-value interest rates applicable to each category of such financial instruments. Mortgage loans held for sale are valued at their contracted sales prices. The carrying amount of cash and cash equivalents, temporary investments, accounts receivable, net of reserves, and accounts payable approximates fair value. The Company has reviewed its exposure on standby letters of credit and has determined that the fair value of such exposure is not material. The fair values of the interest rate swap and forward contracts are estimated using market quotes. The fair value estimates presented herein are based on

                         AMRESCO, INC. AND SUBSIDIARIES
pertinent information available to management as of December 31, 1994 and 1995. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since the date presented, and therefore, current estimates of fair value may differ significantly from the amounts presented herein.

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following is a summary of unaudited quarterly results of operations, revised to reflect discontinued operations, for the years ended December 31, 1994 and 1995 (in thousands, except per share amounts):

                                                           YEAR ENDED DECEMBER 31, 1994
                                                      ---------------------------------------
                                                       FIRST     SECOND     THIRD     FOURTH
                                                      QUARTER    QUARTER   QUARTER    QUARTER
                                                      -------    -------   -------    -------
    Revenues from continuing operations.............  $34,140    $33,899   $39,783    $21,969
    Income from continuing operations before income
      taxes.........................................    9,244      9,307    14,979      2,156
    Income from continuing operations...............    5,358      5,425     8,873      1,277
    Loss from discontinued operations...............     (422)      (316)     (238)    (1,209)
    Net income......................................    4,936      5,109     8,635         68
    Earnings per share from continuing operations:
      Primary.......................................     0.23       0.23      0.37       0.05
      Fully-diluted.................................     0.23       0.23      0.37       0.05
    Earnings per share:
      Primary.......................................     0.21       0.22      0.36       0.00
      Fully-diluted.................................     0.21       0.22      0.36       0.00

     Nonrecurring revenues of $10,000,000 related to the conclusion of the NationsBank Contract were recorded during the third quarter of 1994. Nonrecurring accruals for the loss on discontinued operations were made during the fourth quarter of 1994.

                                                           YEAR ENDED DECEMBER 31, 1995
                                                      ---------------------------------------
                                                       FIRST     SECOND     THIRD     FOURTH
                                                      QUARTER    QUARTER   QUARTER    QUARTER
                                                      -------    -------   -------    -------
    Revenues from continuing operations.............  $20,177    $23,482   $25,416    $41,411
    Income from continuing operations before income
      taxes.........................................    5,336      6,205     8,430     10,287
    Income from continuing operations...............    3,155      4,079     5,196      6,235
    Gain from sale of discontinued operations.......               2,425
    Net income......................................    3,155      6,504     5,196      6,235
    Earnings per share from continuing operations:
      Primary.......................................     0.13       0.17      0.21       0.25
      Fully-diluted.................................     0.13       0.17      0.21       0.24
    Earnings per share:
      Primary.......................................     0.13       0.27      0.21       0.25
      Fully-diluted.................................     0.13       0.27      0.21       0.24

     A nonrecurring gain on the sale of a discontinued operation was recorded during the second quarter of 1995. Included in revenues for the fourth quarter of 1995 are $4,000,000 related to an expired RTC contract.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Quality Mortgage USA, Inc.

     We have audited the accompanying consolidated balance sheets of Quality Mortgage USA, Inc. as of September 30, 1994 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quality Mortgage USA, Inc. as of September 30, 1994 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

Newport Beach, California
December 15, 1995

                           QUALITY MORTGAGE USA, INC.

                          CONSOLIDATED BALANCE SHEETS
                          SEPTEMBER 30, 1994 AND 1995


                                     ASSETS                           1994             1995
                                                                  ------------     ------------
Cash and cash equivalents.......................................  $ 19,149,278     $ 19,912,703
Advances and wet fundings.......................................    12,545,988       25,814,662
Investments, net................................................     8,115,504        4,194,470
Mortgage loans held for sale, net...............................   147,183,263      197,216,733
Interest receivable.............................................       647,510        1,566,896
Real estate held for sale, net..................................     8,695,679        3,555,041
Second trust deed receivables...................................       360,208        1,171,330
Other assets....................................................     2,372,112        1,705,608
Property and equipment, net.....................................     6,481,475        8,284,924
Deferred tax asset..............................................     4,129,419        7,277,263
                                                                  ------------     ------------
          Total assets..........................................  $209,680,436     $270,699,630
                                                                  ============     ============

                       LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
  Related party notes payable...................................  $161,938,552     $230,947,747
  Accounts payable and accrued expenses.........................     7,052,415        7,335,756
  Income taxes payable..........................................     3,048,631        3,955,915
  Deferred tax liability........................................       647,175          621,373
                                                                  ------------     ------------
          Total liabilities.....................................   172,686,773      242,860,791
                                                                  ------------     ------------
Commitments and contingencies

Stockholders' equity:
  Series A common stock, no par value, 200 shares authorized,
     issued and outstanding.....................................           198              198
  Additional paid-in capital....................................     1,999,900        2,137,398
  Retained earnings.............................................    34,993,565       25,701,243
                                                                  ------------     ------------
          Total stockholders' equity............................    36,993,663       27,838,839
                                                                  ------------     ------------
          Total liabilities and stockholders' equity............  $209,680,436     $270,699,630
                                                                  ============     ============

  The accompanying notes are an integral part of these consolidated financial statements.

                           QUALITY MORTGAGE USA, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
             FOR THE YEARS ENDED SEPTEMBER 30, 1993, 1994 AND 1995

                                                         1993            1994            1995
                                                      -----------     -----------     -----------
Revenue:
  Loan origination fees, net........................  $17,730,971     $19,611,880     $12,641,985
  Interest..........................................   12,933,549      18,555,495      34,721,394
  Gain on sale of mortgage loans....................   31,814,823      51,040,622      40,676,945
  Prepayment fees...................................      866,131       3,828,432       9,643,739
  Late fees.........................................      922,279       2,237,300       4,636,992
  Trust deed revenues...............................                       11,064       1,567,147
  Gain (loss) on sale of real estate held for
     sale...........................................       36,816      (4,398,734)     (6,268,944)
  Other.............................................      112,579         329,806         422,127
                                                      -----------     -----------     -----------
                                                       64,417,148      91,215,865      98,041,385
                                                      -----------     -----------     -----------
Operating expenses:
  Interest..........................................    6,184,908      10,240,173      23,113,640
  Commissions.......................................    3,067,252       5,161,164       5,837,811
  Salaries..........................................   11,357,468      23,271,379      27,585,478
  Professional and consulting fees..................    2,469,936       3,293,756       3,906,046
  Selling, general and administrative...............    2,556,057       6,507,248       7,645,938
  Provision for losses on investments...............                                    3,914,364
  Provision for losses on mortgage loans held for
     sale...........................................                    2,200,000
  Provision for losses on real estate held for
     sale...........................................                    2,597,411
  Rent and other occupancy costs....................      879,369       1,307,284       1,724,583
  Depreciation and amortization.....................      487,770         967,168       1,436,406
                                                      -----------     -----------     -----------
                                                       27,002,760      55,545,583      75,164,266
                                                      -----------     -----------     -----------
Income before provision for income taxes............   37,414,388      35,670,282      22,877,119
Provision for income taxes..........................   16,841,250      17,423,788       9,756,946
                                                      -----------     -----------     -----------
Net income..........................................  $20,573,138     $18,246,494     $13,120,173
                                                      ===========     ===========     ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                           QUALITY MORTGAGE USA, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED SEPTEMBER 30, 1993, 1994 AND 1995

                                                      CLASS A            CLASS B
                             PREFERRED STOCK       COMMON STOCK        COMMON STOCK      ADDITIONAL
                           --------------------   ---------------   ------------------    PAID-IN       RETAINED
                           SHARES     AMOUNT      SHARES   AMOUNT   SHARES    AMOUNT      CAPITAL       EARNINGS        TOTAL
                           ------   -----------   ------   ------   ------   ---------   ----------   ------------   ------------
Balances, October 1,
  1992...................                           100     $100                         $1,999,900   $  4,799,785   $  6,799,785
Dividends paid...........                                                                               (2,830,747)    (2,830,747)
Issuance of preferred
  stock as common stock
  dividend...............    100    $ 5,458,750                                                         (5,458,750)
Net income...............                                                                               20,573,138     20,573,138
                            ----    -----------     ---     ----    -----    ---------   ----------   ------------   ------------
Balances, September 30,
  1993...................    100      5,458,750     100      100                          1,999,900     17,083,426     24,542,176
Dividends paid...........                                                                                 (336,355)      (336,355)
Redemption of preferred
  stock..................   (100)    (5,458,750)                                                                       (5,458,750)
Common stock split.......                             2
Issuance of common
  stock..................                            98       98                                                               98
Net income...............                                                                               18,246,494     18,246,494
                            ----    -----------     ---     ----    -----    ---------   ----------   ------------   ------------
Balances, September 30,
  1994...................                           200      198                          1,999,900     34,993,565     36,993,663
Dividends paid...........                                                                              (22,412,495)   (22,412,495)
Issuance of common
  stock..................                                            6.87    $ 137,498                                    137,498
Common stock reacquired
  pursuant to the terms
  of a separation
  agreement..............                                           (6.87)    (137,498)     137,498
Net income...............                                                                               13,120,173     13,120,173
                            ----    -----------     ---     ----    -----    ---------   ----------   ------------   ------------
Balances, September 30,
  1995...................                           200     $198             $           $2,137,398   $ 25,701,243   $ 27,838,839
                            ====    ===========     ===     ====    =====    =========   ==========   ============   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                           QUALITY MORTGAGE USA, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED SEPTEMBER 30, 1993, 1994 AND 1995

                                                         1993            1994            1995
                                                     ------------    ------------    ------------
Cash flows from operating activities:
  Net income........................................ $ 20,573,138    $ 18,246,494    $ 13,120,173
  Adjustments to reconcile net income to net cash
     (used) provided by operating activities:
     Depreciation and amortization..................      487,770         967,168       1,436,406
     (Gain) loss on sale of real estate held for
       sale.........................................      (36,816)      4,398,734       6,268,944
     Provision for losses on investments, mortgage
       loans and real estate held for sale..........                    4,797,411       3,914,364
     Increase in advances and wet fundings..........     (563,032)    (11,982,956)    (13,268,674)
     (Increase) decrease in mortgage loans held for
       sale.........................................  (38,171,754)     33,565,148     (50,033,470)
     (Increase) decrease in interest receivable.....     (184,803)        249,227        (919,386)
     Increase in second trust deed receivables......                     (285,158)       (811,122)
     (Increase) decrease in other assets............   (2,479,074)       (129,464)        666,504
     Decrease (increase) in deferred taxes, net.....      106,366      (3,482,244)     (3,173,646)
     Increase in accounts payable and accrued
       expenses.....................................    1,173,540       4,653,766         283,341
     (Decrease) increase in income taxes payable....   (2,241,622)      3,048,631         907,284
     Increase in deferred revenue...................      832,553
                                                     ------------    ------------    ------------
          Net cash (used) provided by operating
            activities..............................  (20,503,734)     54,046,757     (41,609,282)
                                                     ------------    ------------    ------------
Cash flows from investing activities:
  (Increase) decrease in investments classified as
     held-to-maturity...............................                   (8,115,504)      7,502,142
  Increase in investments classified as
     available-for-sale.............................                                   (1,328,472)
  Capital expenditures..............................   (5,315,555)     (2,070,477)     (3,239,854)
  Purchase of real estate held for sale.............   (4,335,367)    (36,226,778)    (24,133,326)
  Proceeds from sale of real estate.................    1,152,326      23,754,810      23,005,019
                                                     ------------    ------------    ------------
          Net cash (used) provided by investing
            activities..............................   (8,498,596)    (22,657,949)      1,805,509
                                                     ------------    ------------    ------------
Cash flows from financing activities:
  Net borrowings (payments) on related party notes
     payable........................................   39,301,904     (23,993,512)     62,842,195
  Dividends paid....................................   (2,830,747)       (336,355)    (22,412,495)
  Redemption of preferred stock.....................                   (5,458,750)
  Proceeds from sale of stock.......................                           98         137,498
                                                     ------------    ------------    ------------
          Net cash provided (used) by financing
            activities..............................   36,471,157     (29,788,519)     40,567,198
                                                     ------------    ------------    ------------
          Net increase in cash and cash
            equivalents.............................    7,468,827       1,600,289         763,425
Cash and cash equivalents, beginning of year........   10,080,162      17,548,989      19,149,278
                                                     ------------    ------------    ------------
Cash and cash equivalents, end of year.............. $ 17,548,989    $ 19,149,278    $ 19,912,703
                                                     ============    ============    ============
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
     Interest....................................... $  6,098,501    $ 10,405,577    $ 22,635,519
                                                     ============    ============    ============
     Income taxes................................... $ 19,891,867    $ 13,941,964    $  7,761,000
                                                     ============    ============    ============

     During the year ended September 30, 1995, the Company partially financed its purchase of investments classified as available-for-sale with a related party note payable of $6,167,000.

  The accompanying notes are an integral part of these consolidated financial statements.

                           QUALITY MORTGAGE USA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF SEPTEMBER 30, 1994 AND 1995 AND
             FOR THE YEARS ENDED SEPTEMBER 30, 1993, 1994 AND 1995

1. ORGANIZATION AND BASIS OF PRESENTATION:

     Quality Mortgage USA, Inc., a California corporation, originates, purchases and sells primarily "B" and "C" grade residential mortgage loans collateralized by one to four single family homes throughout the United States and is approved as a nonsupervised mortgagee by the United States Department of Housing and Urban Development. The aggregate amount of loans originated or purchased during the years ended September 30, 1993, 1994 and 1995 was approximately $1.192 billion, $1.314 billion and $1.607 billion, respectively. The common stock of Quality Mortgage USA, Inc. is owned 51% by Calmac Funding ("Calmac"), a Nevada corporation, and 49% by DLJ Mortgage Capital, Inc. ("DLJ"), a Delaware corporation.

     The accompanying consolidated financial statements include the accounts of Quality Mortgage USA, Inc. and all of its wholly-owned subsidiaries (collectively, the "Company") as follows:

     - QMI Properties, Inc., a California corporation, owns and operates the Company's corporate office facilities in Irvine, California.

     - Save-More Insurance Services, Inc., a California corporation, acts as an insurance agent selling homeowners, property and various other insurance products primarily to mortgagees of Quality Mortgage USA, Inc.

     - Commonwealth Trust Deed Services, Inc., a California corporation, acts as a trustee for foreclosed mortgage loans collateralized by California property originated or acquired by Quality Mortgage USA, Inc.

     - Quality Trustee, Inc., a California corporation, performs certain trust deed recording services on foreclosed mortgage loans originated or acquired by Quality Mortgage USA, Inc.

     All significant intercompany balances and transactions have been eliminated.

2. SIGNIFICANT ACCOUNTING POLICIES:

  Cash and Equivalents

     Cash and cash equivalents consist of cash in banks, money market and mutual funds and short-term investments with maturities of three months or less on the date of acquisition. The carrying amount of cash equivalents approximates fair value.

  Advances and Wet Fundings

     Advances and wet fundings consist of funds advanced for the purpose of funding mortgage loans in certain states which require loan proceeds to be transferred to the closing agent or escrow company prior to the loan closing. Execution of these loan transactions normally occur three to five days following distribution of the loan funds.

  Investments

     In May 1993, the Financial Accounting Standards Board issued Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This Statement addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for investments in debt securities, and requires that these investments be classified as either held-to-maturity, available-for-sale or trading securities. The Statement is effective for fiscal years beginning after December 15, 1993 and the

                           QUALITY MORTGAGE USA, INC.

Company elected to adopt this Statement on October 1, 1994. The adoption of this Statement was not material to the Company's 1995 financial statements.

     Investments consist of government agency debt, Class C mortgage pass-through certificates and interest only strips with maturities exceeding three months on the date of acquisition. The Company classified the investments as held-to-maturity, except for the Class C mortgage pass-through certificates which are classified as available-for-sale. The Company assesses whether there has been an impairment in the value of investments by considering factors such as related fair market values and estimated future cash flows.

  Mortgage Loans Held For Sale

     Mortgage loans held for sale are stated at the lower of aggregate cost or aggregate estimated fair value, with fair value primarily based upon outstanding commitments that the Company has received from investors for the purchase of such mortgages. Interest income is recognized using the actuarial interest method. Gains or losses on sales of mortgage loans are recorded at the time in which all risks and rewards have been transferred to the buyer.

  Real Estate Held For Sale

     Real estate held for sale consists of residential real estate located primarily in Southern California and is stated at the lower of cost or estimated net realizable value.

  Property and Equipment

     Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets which range from three to thirty years. Leasehold improvements are amortized on the straight-line method over the estimated useful life of the asset or the terms of the lease, whichever is shorter. Maintenance and repairs are expensed as incurred while renewals and betterments are capitalized. Upon the sale or retirement of property and equipment, the accounts are relieved of the cost and the related accumulated depreciation, and any resulting gain or loss is included in operations.

  Loan Origination Fees

     Loan origination fees consist of amounts received in connection with the origination of residential mortgage loans and are presented net of related direct loan origination costs. Loan origination fees and direct loan origination costs for mortgage loans held for sale are deferred until the related loans are sold.

  Income Taxes

     The Company utilizes Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

                           QUALITY MORTGAGE USA, INC.

  Management Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Risks and Uncertainties

     Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of second trust deed notes. As of September 30, 1994 and 1995, substantially all of these notes were collateralized by properties located in California.

     At September 30, 1994 and 1995, the Company had amounts on deposit with financial institutions that were in excess of the federally insured limit of $100,000. In October 1994 and 1995, the Company invested the majority of these balances in United States Treasury Bills and mutual funds.

  Impact of New Accounting Standards

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement is effective for financial statements for fiscal years beginning after December 15, 1995. Management believes that adoption of this standard will not have a material effect on the financial position or results of operations of the Company.

     In May 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS 122"), which is effective for fiscal years beginning after December 15, 1995. The Company intends to adopt the provisions of SFAS 122 in fiscal year 1996. SFAS 122 eliminates the accounting distinction between rights to service mortgage loans for others that are acquired through loan origination activities and those acquired through purchase transactions. The Statement also requires that impairment of capitalized mortgage servicing rights be measured based on the fair value of those rights. Management believes that the adoption of this pronouncement will not significantly impact the Company's consolidated financial statements.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." This statement is effective for financial statements for fiscal years beginning after December 15, 1995. Management is currently studying the effects of adopting this standard.

  Reclassifications

     Certain prior period amounts have been reclassified to conform with the current period presentation.

3. CASH AND CASH EQUIVALENTS:

     Cash and cash equivalents consist of the following at September 30:

                                                                   1994            1995
                                                                -----------     -----------
    Short-term investments....................................  $14,431,502     $ 9,855,902
    Other cash deposits.......................................    4,717,776      10,056,801
                                                                -----------     -----------
                                                                $19,149,278     $19,912,703
                                                                ===========     ===========

                           QUALITY MORTGAGE USA, INC.

     Short-term investments consist of a United States Treasury Bill, government money market funds and Treasury money market funds. The maturity date for The United States Treasury Bill held at September 30, 1995 is November 11, 1995.

4. INVESTMENTS:

     Investments, net consist of the following at September 30:

                                                                      1994          1995
                                                                   ----------    ----------
    Treasury securities........................................... $8,115,504
    Class C mortgage pass-through certificates, due in December
      2024........................................................               $3,581,108
    Interest only strips, due in October and December 2024........                  613,362
                                                                   ----------    ----------
                                                                   $8,115,504    $4,194,470
                                                                   ==========    ==========

     In December 1994, the Company purchased Class C mortgage pass-through certificates with a face value of $11,012,293 for $7,495,472, the then estimated fair market value of the certificates, from DLJ. In conjunction with this purchase, the Company borrowed $6,167,000 from DLJ under substantially the same terms as described in Note 8. Subsequent to the purchase of the certificates, the Company wrote down its investment by $3,914,364 as management believed an other-than-temporary impairment had occurred.

5. MORTGAGE LOANS HELD FOR SALE:

     Mortgage loans held for sale, net consist of the following at September 30:

                                                                  1994             1995
                                                              ------------     ------------
    Principal balance outstanding...........................  $149,243,064     $199,044,085
    Premium paid on purchased loans.........................       735,882        1,171,330
    Deferred loan fees, net.................................      (595,683)        (798,682)
    Allowance for estimated losses..........................    (2,200,000)      (2,200,000)
                                                              ------------     ------------
                                                              $147,183,263     $197,216,733
                                                              ============     ============
    Weighted average interest rate..........................          9.95%           11.19%
                                                              ============     ============

     Premium paid on purchased loans represents the amount above par that the Company paid for certain loans that are held for sale as discussed in Note 8.

     Deferred loan fees, net represent loan origination fees received in connection with the origination of residential mortgage loans, and are net of direct loan origination costs, related to mortgage loans held for sale. Such fees and costs are deferred until the related loans are sold.

6. REAL ESTATE HELD FOR SALE:

     Through various Pooling and Servicing Agreements between Lomas Mortgage USA, Inc. (the "Servicer"), DLJ and Bankers Trust Company, the Company is provided with a first right of refusal to purchase mortgaged property acquired or about to be acquired by foreclosure from the Servicer. Under the agreement, the Company will forfeit the right to acquire properties from a particular trust if the Company elects not to purchase any two mortgaged properties. The Pooling and Servicing Agreements provide that the purchase price for any mortgaged property acquired by the Company be equal to the sum of the outstanding principal balance of the related mortgage loan plus accrued interest thereon and the amount of any unreimbursed advances. During April 1995, the Company discontinued its policy of purchasing mortgaged property acquired or about to be acquired by foreclosure by the Servicer.

                           QUALITY MORTGAGE USA, INC.

     As of September 30, 1995, the Company has thirty-two properties primarily located in Southern California that are held for sale with an aggregate basis of $5,169,902, net of a $1,614,861 reserve to reduce their carrying value to the estimated net realizable value. Estimated net realizable value is equal to the appraised value of the individual properties less sales commissions and other anticipated costs of disposition.

     The Company may provide mortgage loans to purchasers in order to facilitate the sale of the Company's real estate held for sale. As of September 30, 1994 and 1995, the Company had loans outstanding of $656,201 and $4,913,057, respectively, collateralized by first trust deeds in the respective property, to purchasers of the Company's real estate held for sale. Such amounts are included in mortgage loans held for sale, net on the accompanying balance sheets.

     The Company also provided second trust deeds in conjunction with the sale transactions described above totalling $360,208 and $1,719,679 as of September 30, 1994 and 1995, respectively.

7. PROPERTY AND EQUIPMENT:

     Property and equipment consist of the following at September 30:

                                                                   1994            1995
                                                                -----------     -----------
    Office buildings..........................................  $ 3,823,854     $ 5,905,635
    Computer hardware and software............................    2,283,531       2,782,184
    Office machinery and equipment............................    1,104,753       1,538,306
    Furniture and fixtures....................................      474,780         637,178
    Leasehold improvements....................................      256,708         320,178
                                                                -----------     -----------
                                                                  7,943,626      11,183,481
      Less, accumulated depreciation and amortization.........   (1,462,151)     (2,898,557)
                                                                -----------     -----------
                                                                $ 6,481,475     $ 8,284,924
                                                                ===========     ===========

8. RELATED PARTY TRANSACTIONS:

  DLJ Repurchase Agreement

     The Company has entered into a Whole Loan Master Repurchase Agreement with DLJ (the "DLJ Agreement") whereby the Company sells substantially all mortgage loans originated and acquired during the year. The aggregate amount of loans sold to DLJ during the year ended September 30, 1993, 1994 and 1995 was approximately $965 million, $1.320 billion and $1.421 billion, respectively, which resulted in gains of $31.8 million, $51.2 million and $39.6 million, respectively. Under the DLJ Agreement, the Company sells loans servicing released. However, the Company retains the rights to receive prepayment penalties and late charges as they are collected by the Servicer assigned by DLJ.

     Under the terms of the DLJ Agreement, the Company is required to maintain minimum balances of $5,500,000 in custodial bank accounts with Bankers Trust Company (the "Custodian") which serve as collateral against any breach of representations and warranties of the Company with respect to mortgage loans held for sale. The Company had $6,618,017 and $5,786,022 on deposit in these accounts at September 30, 1994 and 1995, respectively.

     The Company has a line of credit under the DLJ agreement which provides for up to $300,000,000, of which advances at September 30, 1994 and 1995 totalled $149,392,564 and $198,966,085, respectively. Repayment of principal and interest are due and payable at the earlier of six months from the advance date or the sale of the related loans. The interest rate on advances is equal to DLJ's cost of funds plus .125%, not to exceed the thirty-day LIBOR rate plus 1.375%. The effective interest rates as of September 30, 1994 and 1995 were 6.75% and 7.75%, respectively. Borrowings are collateralized by the underlying mortgage loans.

                           QUALITY MORTGAGE USA, INC.

  Wet Funding Line

     In July 1994, the Company executed a separate Whole Loan Financing Facility, Tri-Party Custody Agreement, Pledge Agreement and Promissory Note (together, the "Financing Program") with DLJ and the Custodian. Under the Financing Program, the Company can borrow up to $100,000,000 for the purpose of funding mortgage loans whose loan documents have not yet been shipped to the Custodian. Advances are ultimately collateralized with mortgage loans originated in the Company's name. Interest rates on advances made pursuant to the Financing Program vary and are mutually agreed upon. As of September 30, 1994 and 1995, the effective interest rates approximated the rates on the DLJ line of credit. At September 30, 1994 and 1995, $12,545,988 and $25,814,662 were outstanding under this Financing Program, respectively.

  Consulting Agreement

     The Company has a five-year consulting agreement with Calmac whereby Calmac will provide marketing, administrative, cost containment and expense reduction services to the Company. The provisions of the agreement stipulate minimum amounts be paid over the term of the agreement and, under certain conditions, upon termination. The Company records such payments as professional and consulting fees.

  EFI Purchase Agreement

     The Company has a Whole Loan Master Repurchase Agreement with Express Funding, Inc. ("EFI"), a related entity which is 100% owned by an officer of the Company. Under this agreement, the Company will purchase substantially all mortgage loans originated by EFI at market prices generally in excess of par value. The Company subsequently sells these loans to DLJ pursuant to the terms of the DLJ Agreement. During the years ended September 30, 1993, 1994 and 1995, the Company purchased a total of $2,506,800, $117,500,502, and $490,984,561, respectively, of mortgage loans from EFI. Total premiums paid on mortgage loans purchased from EFI totalled $73,000, $3,525,000 and $6,206,855 for the years ended September 30, 1993, 1994 and 1995, respectively.

  Other

     During the year ended September 30, 1995, the Company paid $266,503 for appraisal services provided by an entity owned by Calmac.

9. INCOME TAXES:

     The following table presents the current and deferred income tax provision (benefit) for federal and state income taxes for the years ended September 30:

                                                     1993            1994            1995
                                                  -----------     -----------     -----------
    Current:
      Federal...................................  $12,388,195     $16,153,785     $ 9,340,300
      State.....................................    4,453,055       4,752,246       3,590,293
    Deferred:
      Federal...................................                   (2,990,824)     (2,205,756)
      State.....................................                     (491,419)       (967,891)
                                                  -----------     -----------     -----------
                                                  $16,841,250     $17,423,788     $ 9,756,946
                                                  ===========     ===========     ===========

     The difference between the federal statutory tax rate and the Company's effective tax rate is the result primarily of state income taxes, net of their federal effect.

                           QUALITY MORTGAGE USA, INC.

     The significant temporary differences that give rise to the deferred tax benefit consist primarily of state income taxes and reserves for real estate and mortgage loans held for sale, as well as income from investments.

     The components of the deferred income tax asset and (liability) at September 30 are as follows:

                                                                     1994           1995
                                                                  ----------     ----------
    Deferred tax assets:
      Accrued salaries..........................................  $  180,143     $  137,470
      State taxes...............................................   1,663,286        743,585
      REO reserve...............................................   1,198,652        750,426
      Mortgage reserve..........................................     789,990      1,022,340
      Litigation reserve........................................     232,350        348,525
      Investment income.........................................                  3,964,534
      Fair market value adjustment..............................                    273,420
      Other.....................................................      64,998         36,963
                                                                  ----------     ----------
                                                                  $4,129,419     $7,277,263
                                                                  ==========     ==========
    Deferred tax liabilities:
      Loan origination costs....................................  $  474,980     $  612,326
      Other.....................................................     172,195          9,047
                                                                  ----------     ----------
                                                                  $  647,175     $  621,373
                                                                  ==========     ==========

     The Company did not record a valuation allowance against the deferred income tax assets in 1994 or 1995.

10. COMMON AND PREFERRED STOCK:

     During the year ended September 30, 1993, the Company amended its Articles of Incorporation to authorize 200 shares of voting Class A common stock, 10 shares of nonvoting Class B common stock and 100 shares of preferred stock. All previously outstanding common shares were reconstituted as Class A common stock.

     Concurrently, the Board declared a $5,458,750 common stock dividend payable in Series A preferred stock and the Company issued 100 shares of Series A preferred stock to the sole common stockholder. The preferred stockholders are entitled to cumulative quarterly dividends at the rate 9% per annum based on the liquidation preference of $54,588 per share. During the year ended September 30, 1994, the Company redeemed all 100 shares of Series A preferred stock for $5,458,750.

     During the year ended September 30, 1994, the Board of Directors approved a stock split which converted each share of the Company's Class A common stock into 1.02 shares. Immediately thereafter, the Company issued 98 shares of Class A common stock to DLJ for $98 pursuant to a Stock Purchase Agreement.

     During the year ended September 30, 1995, the Company issued 6.87 shares of Class B common stock to an officer of the Company for cash of $137,498. In connection with such officer's separation agreement, these shares were reacquired by the Company.

                           QUALITY MORTGAGE USA, INC.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The estimated fair value of the Company's financial instruments has been determined by the Company using appropriate market information and valuation methodologies. Considerable judgment is required to develop the estimates of fair value thus, the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange. Estimated fair values at September 30, 1994 and 1995 are summarized as follows:

                                                         1994                    1995
                                                 --------------------    --------------------
                                                 CARRYING      FAIR      CARRYING      FAIR
                                                  VALUE       VALUE       VALUE       VALUE
                                                 --------    --------    --------    --------
                                                                  (IN 000'S)
    Financial assets:
      Cash and equivalents...................... $ 19,149    $ 19,149    $ 19,913    $ 19,913
      Investments...............................    8,116       8,116       4,194       4,194
      Mortgage loans held for sale..............  147,183     151,529     197,217     203,330
    Financial liabilities:
      Related party notes payable...............  161,939     161,939     230,948     230,948

     Fair value of related party notes payable is estimated using rates currently available to the Company with similar terms.

12. COMMITMENTS AND CONTINGENCIES:

  Litigation

     The Company is a defendant in certain lawsuits involving litigation related to the business in which it is engaged. Although the ultimate outcome of such matters is uncertain, the Company believes, based on the opinions of in-house and external counsel, that any liability which may result from disposition of these lawsuits will not have a material effect on the Company's consolidated financial statements or results of operations.

  Operating Leases

     The Company leases various branch office locations under operating leases. Lease terms range from six to thirty-six months and the majority of the Company's operating leases include options to extend the lease term. Future minimum lease payments at September 30, 1995 under these obligations are as follows:

FOR THE YEARS ENDING SEPTEMBER 30,
----------------------------------
               1996..........................................................  $496,213
               1997..........................................................    47,154
               1998..........................................................    12,777
                                                                               --------
                                                                               $556,144
                                                                               ========

     Subsequent to September 30, 1995, the Company entered into additional operating leases with similar terms for office space.

  Loan Servicing Agreements

     The Company has a servicing agreement with Lomas Mortgage USA, Inc. ("Lomas"), DLJ and Bankers Trust Company under which Lomas services mortgage loans originated by the Company. Annual servicing fees retained by Lomas pursuant to this agreement are .40% to .48% of each mortgage loan's

                           QUALITY MORTGAGE USA, INC.

outstanding principal balance. The agreement has no stated expiration date but can be terminated by the Company or by Lomas with thirty days written notice.

     During the year ended September 30, 1994, the Company entered into a separate Services Agreement with Lomas whereby Lomas employed personnel to exclusively perform special services related to mortgage loans which were delinquent and/or in default and had been referred for foreclosure. Under the terms of the Services Agreement, the Company shall pay Lomas its costs and expenses incurred in the performance of such services based on an operating budget approved by both parties.

  Custody Agreement

     The Company has a mortgage loan custody agreement with Bankers Trust Company to hold mortgage notes for the Company for a specified fee. The agreement has no stated expiration date but can be terminated by the Company or by Bankers Trust Company with 90 days written notice.

  Loans Serviced

     In July 1995, the Company began servicing mortgage loans. At September 30, 1995, the Company services loans with principal balances totalling approximately $35,579,936. The average annual servicing fee received by the Company was approximately 50 basis points times the principal balance serviced.

     Custodial funds amounted to $542,469 at September 30, 1995. Such funds, which are maintained by the Company on behalf of various parties, are deposited in trust bank accounts and are excluded from assets and liabilities in the accompanying balance sheets.

                           QUALITY MORTGAGE USA, INC.

                          CONSOLIDATED BALANCE SHEETS
                          AS OF JUNE 30, 1995 AND 1996
                                  (UNAUDITED)

                                     ASSETS

                                                                      1995             1996
                                                                  ------------     ------------
Cash and cash equivalents.......................................  $ 14,401,165     $  8,707,506
Advances and wet fundings.......................................    17,634,616       19,094,035
Investments, net................................................    13,898,565       26,715,045
Mortgage loans held for sale, net...............................   290,285,523      106,664,365
Interest receivable.............................................     2,287,887          654,077
Real estate held for sale, net..................................     6,227,239        2,711,946
Second trust deed receivables...................................     1,664,265        1,748,558
Other assets....................................................       572,488        2,121,238
Property and equipment, net.....................................     8,386,721        8,113,839
Deferred tax asset..............................................     4,355,419        7,277,263
                                                                  ------------     ------------
          Total assets..........................................  $359,713,888     $183,807,872
                                                                  ============     ============
                                LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
  Related party notes payable...................................  $314,428,032     $149,365,677
  Accounts payable and accrued expenses.........................     7,453,562        4,047,585
  Income taxes payable..........................................     2,300,200          863,165
  Deferred tax liability........................................       647,175          621,373
                                                                  ------------     ------------
          Total liabilities.....................................   324,828,969      154,897,800
                                                                  ------------     ------------
Commitments and contingencies

Stockholders' equity:
  Series A common stock, no par value, 200 shares authorized,
     issued and outstanding.....................................           198              198
  Class B common stock, no par value............................       137,498          137,498
  Additional paid-in capital....................................     1,999,900        1,999,900
  Retained earnings.............................................    32,747,323       26,772,476
                                                                  ------------     ------------
          Total stockholders' equity............................    34,884,919       28,910,072
                                                                  ------------     ------------
          Total liabilities and stockholders' equity............  $359,713,888     $183,807,872
                                                                  ============     ============

  The accompanying notes are an integral part of these consolidated financial statements.

                           QUALITY MORTGAGE USA, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996
                                  (UNAUDITED)

                                                                       1995            1996
                                                                    -----------     -----------
Revenue:
  Gain on sale of mortgage loans and loan origination fees, net...  $23,792,682     $18,094,248
  Interest........................................................   18,669,692      13,222,011
  Prepayment fees.................................................    4,463,834       6,940,877
  Late fees.......................................................    2,404,147       2,953,000
  Trust deed revenues.............................................      897,789         512,806
  Loss on sale of real estate held for sale.......................   (3,498,860)       (993,783)
  Other...........................................................      205,843         283,726
                                                                    -----------     -----------
                                                                     46,935,127      41,012,885
                                                                    -----------     -----------
Operating expenses:
  Interest........................................................   13,600,634       8,085,282
  Commissions.....................................................    2,634,619       3,142,848
  Salaries........................................................   11,855,026      12,609,795
  Professional and consulting fees................................    1,119,864       2,055,628
  Selling, general and administrative.............................    4,045,228       6,780,613
  Provision for losses on investments.............................                    7,513,450
  Provision for losses on real estate held for sale...............      982,550
  Rent and other occupancy costs..................................      833,581       1,263,310
  Depreciation and amortization...................................      723,135         930,203
                                                                    -----------     -----------
                                                                     35,794,637      42,381,129
                                                                    -----------     -----------
Income (loss) before provision (benefit) for income taxes.........   11,140,490      (1,368,244)
Provision (benefit) for income taxes..............................    4,944,446        (931,096)
                                                                    -----------     -----------
Net income (loss).................................................  $ 6,196,044     $  (437,148)
                                                                    ===========     ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                           QUALITY MORTGAGE USA, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996
                                  (UNAUDITED)

                                                                    1995               1996
                                                                 -----------       ------------
Cash flows from operating activities:
  Net income (loss)............................................  $ 6,196,044       $   (437,148)
  Adjustments to reconcile net income to net cash (used)
     provided by operating activities:
     Depreciation and amortization.............................      723,135            930,203
     Decrease in advances and wet fundings.....................    6,502,691          5,525,607
     (Increase) decrease in mortgage loans held for sale.......  (26,615,472)        77,434,408
     (Increase) decrease in interest receivable................     (413,420)           879,697
     Decrease (increase) in other assets.......................    7,734,575         (2,322,073)
     Increase in deferred taxes, net...........................     (226,000)          (237,009)
     Increase (decrease) in accounts payable and accrued
       expenses................................................      710,710         (2,402,385)
     Increase (decrease) in income taxes payable...............    1,457,036           (813,382)
                                                                 -----------       ------------
          Net cash (used) provided by operating activities.....   (3,930,701)        78,557,918
                                                                 -----------       ------------
Cash flows from investing activities:
  Decrease (increase) in investments...........................   15,246,199         (3,437,566)
  Capital expenditures.........................................   (2,654,316)          (788,947)
                                                                 -----------       ------------
          Net cash provided (used) by investing activities.....   12,591,883         (4,226,513)
                                                                 -----------       ------------
Cash flows from financing activities:
  Net borrowings (payments) on related party notes payable.....   11,791,642        (68,442,678)
  Dividends paid...............................................   (8,841,162)
  Proceeds from sale of stock..................................      137,498
                                                                 -----------       ------------
          Net cash provided (used) by financing activities.....    3,087,978        (68,442,678)
                                                                 -----------       ------------
          Net increase in cash and cash equivalents............   11,749,160          5,888,727
Cash and cash equivalents, beginning of year...................    2,652,005          2,818,779
                                                                 -----------       ------------
Cash and cash equivalents, end of year.........................  $14,401,165       $  8,707,506
                                                                 ===========       ============

  The accompanying notes are an integral part of these consolidated financial statements.

                           QUALITY MORTGAGE USA, INC.

                   NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
                        AS OF JUNE 30, 1995 AND 1996 AND
                FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996
                                  (UNAUDITED)

1. ORGANIZATION AND BASIS OF PRESENTATION:

     Quality Mortgage USA, Inc., a California corporation, originates, purchases and sells primarily "B" and "C" grade residential mortgage loans collateralized by one to four single family homes throughout the United States and is approved as a nonsupervised mortgagee by the United States Department of Housing and Urban Development. The common stock of Quality Mortgage USA, Inc. is owned 51% by Calmac Funding ("Calmac"), a Nevada corporation, and 49% by DLJ Mortgage Capital, Inc. ("DLJ"), a Delaware corporation.

     The accompanying consolidated financial statements include the accounts of Quality Mortgage USA, Inc. and all of its wholly-owned subsidiaries (collectively, the "Company") as follows:

- QMI Properties, Inc., a California corporation, owns and operates the Company's corporate office facilities in Irvine, California.

- Save-More Insurance Services, Inc., a California corporation, acts as an insurance agent selling homeowners, property and various other insurance products primarily to mortgagees of Quality Mortgage USA, Inc.

- Commonwealth Trust Deed Services, Inc., a California corporation, acts as a trustee for foreclosed mortgage loans collateralized by California property originated or acquired by Quality Mortgage USA, Inc.

- Quality Trustee, Inc., a California corporation, performs certain trust deed recording services on foreclosed mortgage loans originated or acquired by Quality Mortgage USA, Inc.

     All significant intercompany balances and transactions have been eliminated.

     The financial statements as of June 30, 1995 and 1996, and for the six months then ended, are unaudited but include all adjustments (consisting of normal recurring accruals only) which management considers necessary to present fairly the Company's financial position as of June 30, 1995 and 1996, and the results of operations and cash flows for the six months then ended. The results of operations and cash flows for the six months ended June 30, 1995 and 1996 are not necessarily indicative of results for the respective fiscal years or for other interim periods.

     The financial statements for the six months ended June 30, 1995 and 1996 have been presented in this prospectus to conform to the presentation of AMRESCO, Inc. ("AMRESCO") (see Note 4 below). Summarized financial information for the three months in the Company's first fiscal quarters ended December 31, 1994 and 1995 are as follows:

                                                                       THREE MONTHS ENDED
                                                                          DECEMBER 31,
                                                                 ------------------------------
                                                                    1994                1995
                                                                 -----------         ----------
Gain on sale of mortgage loans and loan origination fees,
  net..........................................................  $12,066,204         $9,792,500
Net income.....................................................  $   418,187         $1,508,234

2. INVESTMENTS

     During the six months ended June 30, 1996, the Company wrote down its investment in certain Class C and Class R mortgage pass-through certificates, acquired in fiscal 1995 and 1996, by $7,513,450 as management believed an other-than-temporary impairment had occurred.

3. CONTINGENCIES

     The Company is a defendant in lawsuits involving claims related to the business in which it is engaged. Among such lawsuits are certain class actions alleging, among other things, fraud, breach of fiduciary duty and violation of state and federal law. The focus of such class actions involves the industry-wide practice of paying yield spread premiums to mortgage brokers. Although the ultimate outcome of any of the matters of litigation in which the Company is involved is uncertain, the Company believes, based on the opinions of in-house and external counsel, that any liability which may result from disposition of these lawsuits will not have a material effect on the Company's consolidated financial position or results of operations.

4. SUBSEQUENT EVENTS

     On October 9, 1996, the Company entered into an agreement with AMRESCO whereby a subsidiary of AMRESCO will acquire substantially all the Company's assets for $65.0 million in cash and the assumption of certain of the Company's indebtedness and other liabilities existing as of closing, excluding such items as those related to tax and litigation matters. This transaction was completed on October 25, 1996.

===============================================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT ITS DATE.

                               ------------------


                                        PAGE
                                        ----
             TABLE OF CONTENTS
Available Information.................     3
Incorporation of Certain Documents by
  Reference...........................     3
Summary...............................     4
Risk Factors..........................    13
Quality Acquisition...................    19
Unaudited Pro Forma Condensed
  Consolidated Financial Statements
  for the Quality Acquisition.........    22
Other Recent Developments.............    28
Use of Proceeds.......................    30
Price Range of and Dividends on Common
  Stock...............................    31
Capitalization........................    32
Summary Historical Financial and Other
  Data................................    33
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    35
Business..............................    45
Management............................    58
Selling Stockholders..................    61
Description of Capital Stock..........    63
Underwriting..........................    66
Legal Matters.........................    67
Experts...............................    67
Glossary..............................    68
Index to Consolidated Financial
  Statements..........................   F-1

===============================================================================
                                7,760,000 SHARES

                                 [AMRESCO LOGO]

                                  COMMON STOCK
                          ---------------------------

                                   PROSPECTUS

                          ---------------------------
                             THE ROBINSON-HUMPHREY
                                 COMPANY, INC.

                               PIPER JAFFRAY INC.

                                RAYMOND JAMES &
                                ASSOCIATES, INC.

                             MONTGOMERY SECURITIES

                              J.C. BRADFORD & CO.

                                MORGAN KEEGAN &
                                 COMPANY, INC.

                               November 13, 1996

===============================================================================